FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Buy Gold, Buy Growth, Buy Gold Fields
United States dollar
South African rand
F2003
F2004
F2004
F2003
4,334
4,158
'000 oz Gold produced* kg
129,329
134,813
212
302
$/oz Total cash costs R/kg
67,075
61,766
42,988
46,028
'000 Tons milled '000
46,028
42,988
333
387
US$/oz Revenue R/kg
85,905
97,060
23
30
US$/t Operating costs R/ton
204
213
523
336
US$m Operating profit Rm
2,315
4,741
326
111
US$m Net earnings Rm
768
2,953
264
111
US$m Headline earnings Rm
763
2,393
* Attributable - all companies wholly-owned except for Ghana (71.1%)
Financial highlights
Share price (US dollar)
Share price (SA rand)
16 14 12 10
8
6
4
2
0
2000
2002
2003
2004
1999
2001
1999
140
120
100
80
60
40
20
0
2000
2002
2003
2004
2001

"fiscal 2004 has been a

difficult but eventful year"

Dear Shareholder

For Gold Fields Limited fiscal 2004 has been a difficult but eventful year. Some of the difficulties in the form of the transformation mandates imposed by government were predictable and expected but the principal problem, the strengthening of the improbable rand, was not. The rand averaged R6.90 to the U.S. dollar compared with R9.07 for fiscal 2003, a rise of over 24 per cent. As a result, the once indomitable South African gold mining industry is struggling to achieve profitability despite a gold price that hovers around US$400 an ounce. But for the success of our non-South African operations, the financial results for the year would have been quite poor.

Net earnings for the year were a satisfactory R768 million (US$111 million) down substantially from R2,953 million (US$326 million) for last year. Similarly, operating profit was down from R4,741 million (US$423 million) to R2,315 million (US$336 million). Attributable production was down 4 per cent to 4,158,000 ounces due largely to a 225,000 ounce drop in production from the South African mines and the sale of the St Helena mine. Conversely, cash costs on the South African mines rose in both rand and dollar terms, driven largely by the expensive union settlement in July 2003. Rand cash costs per kilogram rose 9 per cent to R67,075 per kilogram. After adjusting for the currency changes the US dollar cash cost per ounce rose an extraordinary 42 per cent to US$302 per ounce. With the rand recently trading below R6 to the US dollar, the South African operations are now under extreme pressure. Further strengthening of the rand or weakening of the gold price will inevitably lead to shaft closures and lay-offs. In this environment it would be unrealistic for the union to look for above inflation awards in the next round of negotiations.

Our international operations meanwhile have done well, contributing the bulk of the pre-tax profits for the year. Tarkwa, Damang, St Ives and Agnew all had good results with Agnew having a stand out performance.

Letter from the Chairman

Chris Thompson

"the need to expand and diversify

Gold Fields outside South Africa

remains a continuing imperative"

"The gold price outlook remains

firm, underscored by declining gold

production, high international tensions,

the almost certain resumption of

inflation in the USA and strongly rising

investment demand for gold"

Despite all the operating difficulties, some corporate milestone achievements were reached. In March 2004 a transaction with Mvelaphanda Resources (Mvela) was concluded, in terms of which Mvela, through a wholly- owned subsidiary, will acquire a 15 per cent equity interest within five years in the South African gold mining assets of Gold Fields for a cash consideration of R4.1 billion. These funds will be used to pursue Gold Fields' capital projects both locally and internationally. This transaction is a remarkable black economic empowerment highlight in that it was extremely creative, and was demonstratively fair to Gold Fields' shareholders in that the consideration paid was determined directly from market prices and paid in cash. I am also confident that the transaction will prove to be a very successful one for Mvela shareholders. Gold Fields' investment of R300 million in Mvelaphanda Resources underscores this. Management of both sides can justifiably be proud of this landmark deal.

A second notable achievement was the purchase in August 2003 of the remaining 49 per cent of the Arctic Platinum Project (APP) for an aggregate consideration of US$31 million made up of cash and Gold Fields shares. To date 12 million ounces of resources have been defined and the APP land holdings cover a large province that is liberally endowed with platinum group metals. A bulk sample of 5,300 tons from the Suhanko deposit is being metallurgically assessed. In addition further work has allowed for prospective improvements in metallurgical recoveries, and overall prospective economics continue to improve. Infill drilling programmes were also successfully completed at Suhanko to upgrade 34 million tons of inferred Mineral Resource to Indicated and Measured status. We expect a final feasibility to be completed by the end of 2004 and, if the results are what I expect, we will be well into construction of Europe's largest platinum group mine by this time next year.

Fiscal 2004 also saw the announcement of our intended purchase of the Cerro Corona copper gold project in northern Peru and the initiation of expansions at St Ives in Australia and Tarkwa in Ghana. St Ives is constructing a new 4.5 million tons per annum mill and Tarkwa a 4.2 million tons per annum mill and CIL plant. In addition Tarkwa has almost completed the conversion from contractor mining to owner mining. At both of these mines the expansions allow for reduced operating costs and, in the case of Tarkwa, a significantly expanded reserve base. A decision was also made in 2004 to establish a Gold Fields presence in China, a bold and forward thinking move that I expect will bring long-term dividends. Joint ventures have been established with Sino Gold Limited and Zijin Mining Corporation, to explore in the Shandong and Fujian provinces respectively, and a representative office has been established in Beijing.

The surprise of 2004 was the unheralded purchase by Norilsk Nickel of Russia of the 20 per cent Gold Fields shareholding formerly held by Anglo American. Norilsk is the world's largest nickel producer and also a large producer of platinum group metals. Since the break-up of the Soviet Union, the new owners have been quick to adopt western management practices turning Norilsk into a formidable and very profitable public company. Gold Fields personnel have travelled to visit Norilsk's substantial gold properties and found some of them to be of good quality and well established. Despite many regulatory difficulties, we have been exploring with Norilsk owners the opportunities embedded in this situation. Nothing conclusive can yet be reported.

Turning to the outlook, the need to expand and diversify Gold Fields outside South Africa remains a continuing imperative, and there will be an increasing focus on this in the coming months. At the same time, further success in reducing costs in South Africa is vital while we reassess the possibilities of investing in further down-dip extensions in Kloof and Driefontein. The gold price outlook remains firm, underscored by declining gold production, high international tensions, the almost certain resumption of inflation in the USA and strongly rising investment demand for gold. The only negative is the continued slide in jewellery consumption of gold in India and the Middle East over the last three years. The balance of probabilities is that gold will trade higher rather than lower in the coming months.

Finally, on behalf of the board and myself I would like to welcome Mr Kofi Ansah, formerly head of the Ghanaian Minerals Commission, to the board. He brings a wealth of needed Ghanaian perspective to the board. Further, on behalf of all of us on the board I would like to express heartfelt thanks to management and the workforce for a strong effort in very difficult times. Considering the difficulties, the company has done quite well, indeed.

Chris Thompson Chairman

Board of directors
1. Rupert L Pennant-Rea, 2. Gordon R Parker,
3. Chris I von Christierson, 4. Patric J Ryan,
5. Kofi Ansah, 6. Michael J McMahon,
7. Nicholas J Holland,
8. Bernard R van Rooyen, 9. Jakes G Gerwel,
10. Ian D Cockerill,
11. Christopher M T Thompson,
12. Alan J Wright
1
2
3
4
5
6
7
8
9
10
11
12
Absent: Tokyo M G Sexwale

Executive directors

Ian D Cockerill (50)*

BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines. Chief Executive Officer

Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 29 years of experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African International Operations for AngloGold Limited.

Nicholas J Holland (45)*

B.Comm, BAcc, Witwatersrand; CA(SA) Chief Financial Officer

Mr Holland has been a director of Gold Fields since February 1998 and executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 24 years of experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited, and Teba Bank.

Non-executive Directors

Christopher M T Thompson (56)*

BA Rhodes; MSc (Management Studies), Bradford Chairman

Mr Thompson has been a director of Gold Fields since May 1998 and chairman of the board since October 1998. He was the chief executive officer of Gold Fields from October 1998 to 30 June 2002. He has over 35 years of experience in the mining industry. He is also chairman and member of the executive committee of the World Gold Council, director of TeckCominco Corporation and Frontera Copper Corporation and a past director of the South African Chamber of Mines and of Business against Crime.

Alan J Wright (63)°

CA(SA) Deputy Chairman

Mr Wright has been deputy chairman of Gold Fields since November 1997. Prior to September 1998, he was the chief executive officer of Gold Fields of South Africa Limited.

Kofi Ansah (60)°

BSc (Mech. Eng) UST Ghana; MSc (Metallurgy)
Georgia Institute of Technology

Mr Ansah was appointed a director in April 2004. He is a director of Metropolitan Insurance Company Limited, Ecobank (Togo) Limited and Aluwoks Limited.

Michael J McMahon (57)°

BSc (Mech. Eng), Glasgow

Mr McMahon has been a director of Gold Fields since December 1999. He serves as non-executive director of Impala Platinum Holdings Limited. Previously, he was chairman and an executive director of Gencor Limited and executive chairman and chief executive officer of Impala Platinum Holdings Limited.

Gordon R Parker (68)°

BS, MS, Montana College of Mineral Science and Technology; MBA, Cape Town

Mr Parker has been a director of Gold Fields since May 1998. He is a director of Caterpillar Inc, and Phelps Dodge Corporation. Previously, he was chairman, president and chief executive officer of Newmont Mining Corporation.

Patric J Ryan (67)°

PhD (Geology), Witwatersrand

Dr Ryan has been a director of Gold Fields since May 1998. He is president and chief executive officer of Frontera Copper Corporation and a director of Fronteer Development Group Inc. He was previously the executive vice president, mining operations, development and exploration at Phelps Dodge Corporation.

Tokyo M G Sexwale (51)*

Certificate in Business Studies, University of
Botswana, Lesotho and Swaziland

Mr Sexwale has been a director of Gold Fields since January 2001. He is chairman of Mvelaphanda Resources Limited, Northam Platinum Limited and Trans Hex Group Limited and a director of a number of other companies.

Bernard R van Rooyen (70)*

BA, LLB, Witwatersrand

Mr van Rooyen has been a director of Gold Fields since May 1998. He is the deputy chairman of Trans Hex Group Limited and a director of Mvelaphanda Resources Limited and Northan Platinum Limited.

Chris I von Christierson (56)°

BComm, Rhodes; MA, Cambridge

Mr von Christierson has been a director of Gold Fields since February 1999. He is the chairman of Rio Narcea Gold Mines Limited and Afri-Can Marine Minerals Corporation Limited and a director of Southern Prospecting (UK) Limited.

Jakes G Gerwel (58)°

D.litt et Phil (magna cum laude) Brussels

Professor Gerwel has been a director of Gold Fields since August 2002. He is chancellor of Rhodes University; Nelson Mandela Distinguished Professor in the Humanities at the University of the Western Cape, chairman of Brimstone Investment Corporation and a director of a number of other companies.

Rupert L Pennant-Rea (56)°

BA (Trinity College Dublin);
MA (Univ. of Manchester)

Mr Pennant-Rea has been a director of Gold Fields since July 2002. He is chairman of The Stationery Office Holding Limited. He is a director of British American Tobacco plc, Sherrit International Corporation, First Quantum Minerals, Rio Narcea, and a number of other companies. Previously he was editor of The Economist and deputy governor of the Bank of England.

* Non-independent directors ° Independent directors

"The challenge for management is to ensure that the South African operations survive the margin pressures caused by the current rand gold price, while remaining flexible enough to take advantage of changing economic conditions"

"We have evolved a three-pronged strategy that embraces optimising our operations, growing Gold Fields and developing the gold market"

"The Mvelaphanda transaction fulfilled the Mining Charter's requirement that 15 per cent of our South African assets be under black empowerment ownership within five years"

I am pleased to report that Gold Fields realised many

achievements during the past year in spite of many

challenges. For this reason, SUSTAINABLE GROWTH is the

theme of our annual report.

It is appropriate for many reasons: We refined our

international growth strategy; made significant progress

in the way we manage and develop our people; advanced

the systems that will establish Gold Fields as a leading

global company; and fostered our relationships with

stakeholders.

The persistent strength of the rand necessitated, at

the beginning of the year, a critical review of operating

strategies at all of our South African operations.

The 2004 financial year brought significant challenges

and achievements for Gold Fields. We have made

substantial progress across the group in bedding

down sustainable development as a key performance

indicator, and in introducing a triple bottom line

approach to our strategic planning.

To reflect these changes and allow stakeholders to

assess performance throughout our business, we have

integrated our reporting on business, social activities

and environmental issues into one report: a true triple

bottom line approach.

We hope you will find this document comprehensive,

useful and accessible.

Chief Executive Officer's review

Ian Cockerill

Recognising that the rand was likely to remain stronger

for longer, we moved to protect our margins by changing

our strategy from lower grade, high volume mining to

higher grade, lower volume. This repositioned our South

African operations for further strengthening of the rand

during the rest of the year and enabled us to maintain the

overall margin for the group at approximately 20 per cent

through the year.

We also transformed Gold Fields significantly in line

with the objectives of the Minerals and Petroleum

Resources Development Act and the accompanying

Mining Charter, (which became effective on 1 May 2004),

by the conclusion of a groundbreaking transaction with

Mvelaphanda Resources pursuant to which Mvelaphanda

Resources, through a wholly-owned subsidiary, will acquire

a 15 per cent equity interest in the South African gold

mining assets of Gold Fields within five years for a cash

consideration of R4.1 billion. The transaction seeks to

fulfil the mining charter requirement that 15 per cent

of our South African assets are owned by historically

disadvantaged South Africans (HDSAs) within five years.

Advancing markedly towards our stated goal of

substantially enlarging our international production

profile, particularly in US dollar denominated jurisdictions,

we initiated expansions at our Tarkwa and St Ives mines,

and made major progress with the Arctic Platinum Project,

for which an investment decision is expected by the end

of December 2004. We also entered into an agreement

to acquire an effective 80.7 per cent economic interest

in the Cerro Corona Project in Peru, which is currently

undergoing a final feasibility study.

Following Anglo American plc's disposal of its 20 per cent

stake in Gold Fields to MMC Norilsk Nickel, and Norilsk's

indication that it intends to use this holding to pursue a

common gold strategy for the two companies, we have

begun the process to determine the potential for future

cooperation between our respective companies.

Operations

Operational performance was satisfactory. With the

sale of St Helena in South Africa, the lower grades

mined and the closure of unprofitable areas, such as

the Driefontein 10 and Kloof 9 shafts, attributable gold

production of 4.2 million ounces was only marginally

down from the record high of 4.3 million ounces in

F2003. Total cash costs for F2004 were well controlled

at R67,075 per kilogram (US$302 per ounce), despite

an above-inflation wage increase at the South African

operations, agreed in July 2003.

Gold market fundamentals were strong for most of the

year, principally due to a relatively weak US dollar and

global geo-political and financial uncertainty. The average

US$ gold price achieved for the year was US$387 per

ounce, compared to US$333 per ounce during F2003.

Because the strength of the rand more than offset this

gain, the year's average rand gold price was 11 per cent

lower than last year's, which had a significant impact

on revenue and reduced net earnings by 75 per cent on

F2003, to R768 million, or 158 cents per share.

Safety, health and environment

A sustained, intense focus on risk management since

the launch of our Full Compliance Health and Safety

Programme in June 2000, improved health and safety

performance and practices across the group, enabling us to

cut the fatal injury frequency rate by 18 per cent, the lost-

day injury frequency rate by 28 per cent and the serious

injury frequency rate by 25 per cent, over this period.

While these improvements are encouraging, it becomes

increasingly difficult to raise the bar on safety

performance year-on-year, as we found during F2004.

I am deeply saddened to report that 37 of our colleagues

lost their lives in 34 separate accidents at our operations

during the year. I extend my personal condolences, and

those of our board and management team, to their

families, colleagues and friends. Our efforts to eliminate

fatal accidents at all our operations are described on

page 50. The challenge, to which we remain committed, is to find new ways to motivate employees to be vigilant and committed to continual improvement in this critical area of our work.

During the year we implemented an integrated, computerised health and safety risk management system, called Palladium, at all South African operations. We are also comprehensively reviewing the Full Compliance Programme, using the Occupational

Health and Safety Assessment Series (OHSAS) 18001, which we hope to achieve for the South African operations later in the year. Our Australian operations have already been certified to the Australian Standard 4801, the equivalent of OHSAS 18001.

A similar process is under way at our operations in Ghana.

External audits of our operations in South Africa, Australia and Ghana during the year, and the retention of their ISO 14001 certifications, reflect the emphasis we place on excellence and continual improvement in environmental management.

Strategy

The Gold Fields vision is to be the leading, value adding, globally diversified, precious metal producer, through the responsible, sustainable and innovative development of quality assets. To realise this vision, we have evolved a three-pronged strategy that embraces:

• optimising our operations;

• growing Gold Fields; and

• developing the gold market.

It demands both robust financial positioning and retention of our licence to operate through development of our people, good community relations and the general transformation of Gold Fields to play its part in a democratic South Africa and the rest of the world.

1. Optimising our operations

The returns available from cost reductions and the optimising of existing operations,

the platform from which we pursue our vision, significantly exceed external investment opportunities. Inward investment makes good business sense, and supports our commitment to operational excellence, people development and optimal mine designs and layouts.

Such investment at our operations in South Africa, Ghana and Australia totalled

R2,719 million during the year under review (R878 million in South Africa) and offers

The Full Compliance Health and Safety

Programme aims to eliminate all fatal

accidents at Gold Fields operations;

reduce accident rates by 50 per cent by

2005, and to maintain a safe and healthy

working environment at all times, through

quality training, good practice and total

employee commitment.

During the year Beatrix mine as a whole

achieved one million fatality free shifts no

fewer than three times, and, on

3 June 2004, two million fatality free

shifts. In particular, Beatrix 4 Shaft went

16 months without a fatal injury, a

significant improvement on the prior year,

when it had four fatal injuries. Damang

mine also went more than a year without

any lost day injuries.

Chief Executive Officer's review

continued

The Beatrix young lions took top honours with their achievement of two million fatality-free shifts

Gold Fields shareholders the potential for above average

returns while positioning all our operations well for the

future.

2. Growing Gold Fields

Gold Fields aims to create growth of shareholder value,

not just production ounces. Our way forward is to

diversify geographical, technical and product risk by

acquiring and developing additional long-life, world-

class assets in predominantly US dollar denominated

jurisdictions, thus creating a more balanced portfolio.

We have made good progress towards our target of

finding an additional 1.5 million ounces of international

production ounces within five years. About half of it is

in the pipeline. Expansions at Tarkwa and St Ives will

add approximately 200,000* and 100,000 ounces a

year, respectively. The Arctic Platinum and Cerro Corona

Projects, both currently in latter stages of feasibility and development, will, if approved, and in the case of Cerro

Corona, if completed, add approximately 450,000 and

350,000 gold equivalent ounces a year to production,

respectively. Spending on our extensive brown fields

and green fields exploration programmes worldwide is

now nearing US$73 million** a year. Encouraging results

are being seen, in particular at the Bibiani and Essakan

projects in West Africa, and at all our brown fields sites in

Ghana and Australia.

3. Gold Market Development

Our conviction that we have a singular responsibility

as a senior gold producer to nurture the market for our

product, led to our adoption, as far back as 1999, of a

no-hedging policy. We also chose to use the World Gold

Council (WGC) as the vehicle to fulfil our role of product

stewardship. The WGC is engaged in a wide range of

initiatives, ranging from marketing gold for jewellery,

to developing new gold-based investment instruments,

and, as a long-standing member, we actively and

enthusiastically support these activities. In addition we

are active funders of research and development efforts,

investigating new markets for gold in industrial uses. Our

Chairman, Chris Thompson, is also the WGC Chairman.

Robust financial positioning

Gold Fields was the first major gold producer to take a

strong public position against the forward selling of gold,

and the policy remains the cornerstone of our financial

strategy. We believe our shareholders invest in gold, and

Gold Fields in particular, seeking full exposure to the gold price. A natural consequence is that the company should not

be over-leveraged, a philosophy to which we subscribe fully.

We have a strong balance sheet, with cash or near

cash reserves of approximately R5.6 billion available

to fund the growth projects referred to above and any

additional opportunities that may arise. We are also in

a position, if necessary, to approach the capital markets

for funds (as we did when we raised US$225 million in

November 2003) for international growth projects. As

we have demonstrated in the past, our financial strategy

remains prudent, allowing investment only in projects that

are demonstrably accretive to our shareholders, providing

them with a real return on cash investments that exceed

the cost of capital.

At an operational level, we are focused on aggressive cost

management, and ongoing investment in cost reductions.

The operations made meaningful progress in limiting

waste and reduced spending on procurement. Through, for

example, business partnerships with suppliers, risk-reward

sharing arrangements, and vendor rationalisation, total

stores inventory was reduced by 30 per cent and vendor

price increases controlled at between 1 per cent and 2 per

cent below South Africa's PPI. We believe that over the

next 24 to 36 months we will be able to potentially save

a further R200 to R300 million per annum in procurement

spend, through improved efficiencies, leveraging buying

power and strategic sourcing.

At current prices and exchange rates, we expect the South

African operations to be cash neutral in F2005. The current

* total managed **including spend of US$43.7 million on APP

mining strategy assumes we will continue critical capital expenditure on long-term projects, retaining the optionality inherent in the highly geared South African mines.
Our international operations will be in a position to generate positive cash flow when they complete major capital investments at the end of the 2004 calendar year.
Licence to operate
Our significant growth and transformation during the year came primarily from our commitment to sustainable development at all existing operations, developing projects and exploration activities.
We acknowledge the need to earn our licence to operate from all stakeholders in each of the jurisdictions and communities in which we operate, particularly including employees and host communities at a local and national level. In each of these areas we have developed and implemented comprehensive strategies.
I am particularly pleased to report that Gold Fields has been admitted as a member of the JSE Securities Exchange Socially Responsible Investment Index, the first such index for an emerging market. We have adopted Global Reporting Initiative (GRI)
measures enabling us to report appropriately on our sustainable development performance, and we are implementing a comprehensive risk management system.
Sustainable development has been a tremendous learning process for all of our people and remains work in progress.
Our people
Over the past three years, we have developed a comprehensive people development strategy, encompassing every facet of our employees' lives at work. During F2004, it became substantially operational with the commissioning of our proprietary Total
Integrated Manager System (TIMs), an all-embracing human resources management system designed for Gold Fields.
We also bedded down the newly created Gold Fields Academy, our in-house training and education institution for employees and the central facility through which we manage all facets of people development.
Community relations
As a responsible corporate citizen, we strive to foster mutually beneficial relationships with our communities, and to operate within not only the context of the law of the host jurisdiction, but the confines of group policies that cover all aspects of good corporate citizenship.
Chief Executive Officer's review
(continued)
Women miners at Kloof 4 shaft
Hospital staff march for Aids Awareness
Green house hydroponics project in Carletonville

Transformation in SA

To ensure the long-term sustainable growth of the

business, environmentally, socially and economically, we

are cementing transformation not merely in our technical

and operational activities but our business conduct

generally.

The spirit and intent of the new Mineral and Petroleum

Resources Development Act and Mining Charter (whose

main objectives are to facilitate the transformation

of the South African mining industry and, in so doing,

allow access for South Africans whose participation

has historically been precluded) are becoming firmly

embedded, most obviously through completion of the

Mvelaphanda transaction mentioned earlier.

However, the Charter sets out nine key performance

areas in which companies are expected to achieve

transformation to convert mineral rights from the old

to the new order as stipulated under the new Mineral

and Petroleum Resources Development Act. In each of

these areas we have made substantial progress. We are

confident we will be able to submit our application for the

conversion of our mineral rights during F2005.

Our commitment to transformation is underlined by

our creation of a new position for a transformation

executive on the Group Executive Committee. While the

incumbent has overall responsibility for transformation in

the group, a key responsibility is to advance employment

equity specifically. During the year we increased the

representation of historically disadvantaged South

Africans (HDSAs) in senior management from 20 per cent

to 27 per cent and in our Group Executive Committee

from 10 per cent to 30 per cent.

The challenge of HIV/Aids in SA

An estimated 28 per cent of all Gold Fields employees

are HIV positive. During 15 years of active management

of HIV and Aids, we have developed comprehensive and

well-recognised expertise in the field, and a programme

that addresses all facets of the condition, including a wide range of prevention and treatment responses, and the

provision of Highly Active Anti-Retroviral Therapy (HAART)

to people living with Aids.

Outlook for F2005

Prospects will be influenced by the current volatile

operating environment, our need to preserve cash and the

strength of the rand and Australian dollar.

F2005 outlook

Tonnage throughput (Mt)

50

Average yield (g/t)

2.9

Total managed gold production (Moz)

4.69

Attributable gold production (Moz)

4.42

• South Africa

2.96

• International

1.46

South African operations

In line with our focus on achieving quality volumes, and

our stated intention of increasing productivity at our

South African operations by at least 50 per cent over the

next five years, the South African operations are focusing

on Project 500 (see page 16) as the primary initiative to

increase volumes mined to more than 2.0 million square

metres at productivity levels of 4.3 square metres per

Total Employee Costed (TEC). The plan is to maintain rand

per ton and reduce square metre unit costs by mining

higher grades and volumes and tightening cost control.

The development strategy, to ensure Ore Mineral Reserve

flexibility, remains unaltered. The combined main and

2003

30

25

20

15

10

5

0

2004

HDSA representation in senior management

HDSA representation in the Group Executive Committee

capital development rates are planned at 122 kilometres, slightly below current performance, yet maintaining close to two years of developed reserves.

International operations

The group will continue to pursue an additional 1.5 million ounces from non-South

African production through a combination of organic growth, acquisition and/or exploration success within five years.

The owner-mining conversion at Tarkwa will be completed by September this year, and the Tarkwa mill and CIL plant and the St Ives mill and CIP plants will be commissioned by December 2004. The life of the Agnew mine in Western Australia has been extended with the new Songvang pit, construction of which has begun, and the life extension projects at the Damang mine are proceeding apace.

We aim to complete the necessary work to proceed with the APP (page 36) and Cerro

Corona (page 39) projects in F2005, and to advance exploration projects through our exploration value chain (page 40). After completion of the current capital projects,

the international operations will be well positioned to pursue organic growth opportunities and to deliver positive cash flows during the second half of F2005. The optimisation of operations, through ensuring better mine configurations and cost reductions, is key to improving unit costs. The net result of the planning cycle for

F2005 indicates total cash costs of US$242 per ounce (US$251 per ounce in F2004)

and total production costs of US$313 per ounce (US$304 per ounce in F2004).

Capital expenditure

Total capital expenditure for all projects amounts to R2,155 million for F2005 with a 38:62 split between the South African and international operations. Included in the expenditure plan is the completion of the major capital projects at Driefontein,

Kloof and Beatrix. While these levels of expenditure are currently planned for, they may have to be reviewed, depending on prices achieved during the year. High levels of capital expenditure for the new mill and owner-mining conversion at Tarkwa, and the new mill at St Ives, will continue until December 2004.

Conclusion

The current operating environment is one of the most difficult we have experienced in our recent history. The challenge for management is to ensure that the South

African operations survive the margin pressures caused by the current rand gold price,

while remaining flexible enough to take advantage of changing economic conditions.

Chief Executive Officer's review

(continued)

Preparing for a blast at Konttijarvi, APP, Finland

Construction of the new CIL plant, Tarkwa gold mine, Ghana

Turning recently poured gold bar to inspect for slag

Nonetheless, we have made great strides in repositioning

our South African assets and, although there is still work

to do, the underlying inherent quality of our South African

business provides a very solid platform from which we

will continue to grow internationally. We are in a strong

position to deliver against our plans and to create value

for stakeholders. We have the vision, the financial strength and the people to do so.

Finally, I would like to thank the people of Gold Fields for their hard work and dedication in what was a particularly

challenging year. We would not have been where we are

had it not been for your commitment and perseverance.

I also thank the board of directors for their support and

guidance throughout the year.

Ian Cockerill

Chief Executive Officer

Gold Fields - IAMGOLD transaction

On 11 August 2004, Gold Fields Limited and IAMGOLD

announced their intention to merge the international

assets of Gold Fields with IAMGOLD to create a major

new gold producer named Gold Fields International.

This new company will have:

• anticipated production of approximately 2 million

ounces in 2005;

• proven and probable attributable gold reserves of

14.9 million ounces;

• measured and indicated resources (including reserves)

of 26.0 million ounces;

• a strong pipeline of near-term development projects

and a portfolio of attractive advanced-stage

exploration projects;

• unhedged production and reserves;

• a srong balance sheet with approximately

US$500 million;

• anticipated operating cash flow in financial year 2005

of approximately US$265 million, assuming a gold

price of US$400 per ounce; and

• a ranking as fourth largest North American gold

producer and seventh largest gold producer in the

world.

Subject to the conditions precedent being fulfilled,

the merger should be finalised towards the end of the

calendar year 2004.

Please refer to Page 100 under the post-balance sheet

events for more detail on this transaction.

Members of the

executive committee

Ian Cockerill (50)

BSc (Geology) Hons, London, MSc (Mining), Royal School of Mines. Chief Executive Officer

Mr Cockerill has been a director of Gold Fields since October 1999 and became chief executive officer on 1 July 2002. He was chief operating officer and managing director of Gold Fields from October 1999 to 30 June 2002. He has over 29 years of experience in the mining industry. Prior to joining Gold Fields he was the executive officer for Business Development and African International Operations for AngloGold Limited.

Adèle Cleaver (40)

B.A. LLB, University of Cape Town and H.DIP.Tax - Witwatersrand.

Senior Vice President, Legal Counsel. Ms Cleaver joined Gold Fields on 28 February 1998 as Senior Legal Advisor and was promoted to Senior Vice President: Legal Counsel on 1 July 2004. Ms Cleaver previously worked for Gencor for 3 years in the capacity of Legal Advisor.

Jimmy Dowsley (46)

BSc (Mining Engineering), Witwatersrand.

Senior Vice President, Corporate Development. Mr Dowsley has been General Manager of Corporate Development at Gold Fields since March 1998. On 15 April 2002, Mr Dowsley's title changed to Senior Vice President, Corporate Development. Prior to his appointment as General Manager of Corporate Development, Mr Dowsley served as General Manager of New Business, and also as Manager of the Mineral Economics Division of Gold Fields of South Africa Ltd.

Terence Goodlace (45)

National Higher Diploma Metalliferous Mining; B.Comm, Unisa; MBA, Wales.

Senior Vice President, Strategic Planning. On 15 April 2002, Mr Goodlace was appointed Senior Vice President, Strategic Planning. Mr Goodlace had previously served as Senior Manager of Strategic Planning. During the period between June 1998 and May 2000, Mr Goodlace was the Senior Manager for Corporate Finance for Gold Fields. Prior to that, Mr Goodlace was a Manager at various Gencor Limited mines.

Nick Holland (45)

B.Comm, BAcc, Witwatersrand; CA(SA) Chief Financial Officer

Mr Holland has been a director of Gold Fields since February 1998 and Executive director of finance since March 1998. On 15 April 2002 his title changed to chief financial officer. He has 24 years of experience in financial management. Prior to joining Gold Fields he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited, and Teba Bank.

Executive
committee

Standing left to right: Jimmy Dowsley, Mike Prinsloo, John Munro, Terence Goodlace, Cain Farrel

Willie Jacobsz (43)

BA, Rand Afrikaans University.

Senior Vice President, Investor Relations and Corporate Affairs. On 15 April 2002, Mr Jacobsz was appointed Senior Vice President, Investor Relations and Corporate Affairs. Since January 1998, Mr Jacobsz had served as Manager and Senior Manager of Investor Relations and Corporate Affairs of Gold Fields. Prior to that Mr Jacobsz was Programme Manager of the Vulindlela Transformation Programme for Gold Fields of South Africa Limited and Administrator of The Gold Fields Foundation.

John Munro (36)

BSc (Chemical Engineering), Cape Town.

Executive Vice President and Head of International Operations. On 1 September 2003, Mr Munro was appointed Executive Vice President and Head of International Operations. Mr Munro had previously served as Senior Vice President and Head of International Operations, Senior Manager and General Manager of Corporate Development for Gold Fields. Prior to that Mr Munro served as Assistant Manager of the Property Division of Gold Fields of South Africa Limited.

Craig Nelsen (52)

BA (Geology), Montana; MSc (Geology), New Mexico.

Executive Vice President, Exploration; President and CEO of Gold Fields Exploration, Inc. Since April 1999, Mr Nelsen has served as Senior Vice President of Exploration for Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. On 15 April 2002, Mr Nelsen's title changed to Executive Vice President, Exploration. Mr Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated.

James Nkosi (53)

D.Com (Leadership in Performance and Change), M.Com (Business Management) Rand Afrikaans University, Masters in Industrial and Organisational Psychology, University of Cape Town.

Senior Vice President, Human Resources and Transformation. On 1 July 2004, Dr Nkosi was appointed Senior Vice President, Human Resources and Transformation. Since July 2001, Dr Nkosi had served as Vice President Human Resources, South African Operations, Gold Fields. Prior to that Dr Nkosi was employed by Eskom for 12 years as an Executive Manager and at Standard Bank as Director: Transformation for four years.

Mike Prinsloo (50)

BSc (Mining Engineering), Witwatersrand; AMP, Harvard.

Executive Vice President, South African Operations. On 15 April 2002, Mr Prinsloo was appointed Executive Vice President, South African Operations. Mr Prinsloo had served as Managing Director of the Driefontein operation since September 2001. Mr Prinsloo was previously Managing Director and Chief Executive Officer of Durban Roodepoort Deep Limited. Prior to that, Mr Prinsloo was an independent consultant to small businesses in South Africa and a Senior Manager with AngloGold Limited.

Corporate Secretary

Cain Farrel (55)

FCIS, MBA, Southern Cross University - Australia.

Mr Farrel was appointed Company Secretary on 1 May 2003. Mr Farrel is President of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr Farrel served as Senior Divisional Secretary of Anglo American Corporation of South Africa.

Seated left to right: Willie Jacobsz, Adèle Cleaver, James Nkosi, Craig Nelsen, Nick Holland, Ian Cockerill

22%
41%
37%
Driefontein
Kloof
Beatrix

10%
29%
61%
Driefontein
Kloof
Beatrix

600
500
400
300
200
100
0
Driefontein
Kloof
Beatrix
2003
2004

1,000
800
600
400
200
0
-200
-400
-600
-800
-1,000
Driefontein
Kloof
Beatrix
2003
2004

PAGE 16
GOLD FIELDS

Review of South African operations

Operational performance

It was a particularly challenging year for our South African operations, primarily as a result of the lower rand gold price received, with gold production for the year at 2.8 million ounces. This was 9 per cent lower than F2003 due to lower grades and the sale of St Helena, which accounted for 43,700 ounces. Revenue declined 20 per cent year-on-year, mainly as a result of the strengthening rand and the decrease in production. Compounding difficulties were the higher-than-inflation wage increases which came into effect in July 2003. Cash costs increased by 18 per cent in rand and 55 per cent in US dollar terms. Margins were reduced to 11 per cent compared with 32 per cent in F2003, with the South African operations contributing a disappointing 34 per cent of operating profit to the overall group.

Following our decision to change operational strategy and re-position the South African mines to cope with the strengthening rand, all our local operations switched from the higher volume lower grade thrust of F2003 to the new strategy of lower volume and higher grades. The process of changing the mining mix and moving mining crews from marginal areas was completed in the March 2004 quarter and we are aiming to improve volumes in these new higher grade areas. We have also decided to shut down areas that were not economically viable and as a result the 10 shaft at Driefontein and 9 shaft at Kloof were closed.

Project 500

To support the switch in operational strategy we introduced an initiative called Project 500, which in turn was split into two sub-projects called Project 400 and Project 100.

Project 400 aims to optimise revenue such that an additional R400 million is generated per annum. The aim is to improve the quantity and quality of our outputs by replacing surface tonnage to the plant with increased tonnage from underground and ensuring output of a better quality, by mining higher grades at marginally reduced volume.

Project 100 is designed to save a minimum of R100 million a year from improved standards and norms by reducing wastage and making sure that the mines use only what is required for a successful blast.

Procurement

Gold Fields, as a group, spends in the region of R3 billion* annually on materials and services. Through the establishment of Gold Fields Shared Services (Proprietary) Limited, a wholly-owned subsidary of GFI Mining South Africa (Proprietary) Limited, we aim to reduce procurement spending by 7 to 8 per cent. This translates to potential savings of R200 million to R300 million per annum over the next 24 to 36 months. We aim to achieve these savings by improving efficiencies, leveraging group buying power and adopting strategic sourcing techniques. Forming business partnerships with suppliers, entering into risk reward type sharing arrangements, increasing supply coverage as well as rationalising vendors without compromising quality, are some of the aspects being considered.

Review of operations

*Excluding water and electricity

Net earnings

(Rm)

Capex spend

(Rm)

41%

37%

22%

Gold production split F2004

(Moz)

61%

29%

10%

Operating profit split F2004

(Rm)

Over the past 15 months we have:
· Improved inventory operations to world-class level;
· Reduced stockholding by 30 per cent in value;
· Maintained overall vendor price increases significantly

below the Producer Price Index (PPI);

· Rationalised the number of stock items from 16,000 to

3,000 and vendors from 3,000 to 870;

· Lifted Black Economic Empowerment (BEE) procurement

to a level of 18 per cent - among the highest in the industry.

Capital expenditure

Capital expenditure for 2004 was R878 million. This was aimed primarily at developing the three major shaft systems at Driefontein, Kloof and Beatrix. We expect to spend R800 million in the coming year mainly for continuation of the major projects: Driefontein 1 and 5 shaft complex, Kloof 4 shaft and Beatrix 3 shaft. The 4 shaft pillar extraction project at Driefontein is now under the spotlight as a major project and extraction of the inner pillar is planned to begin in F2005, building up to full production in F2006.

The Driefontein 1 and 2 plant modernisations have been completed and optimising of these plants is underway. A key thrust at all the mines is to complete all refrigeration and ventilation improvements and changeovers in F2005.

As a result of the tightening margins, cash flows have been severely reduced and our South African operations have had to curtail and reprioritise much of our capital expenditure budget. Therefore certain projects of a less critical nature have been excluded and/or deferred. Should price or over-performance of the plan allow, these projects will be revived. The same process has been followed with all replacement and renewal items.

The feasibilities on the below infrastructure projects have been completed and will be optimised during F2005. These projects depend, however, on an improved and stable rand gold price. More details on these projects are included in the Mineral Resource and Reserve supplement for F2004.

Outlook

A primary focus for F2005 is expanding and re-energising productivity programmes at the mines. To this end efforts will be directed towards:
 · Optimal mine design, creating and implementing layouts
    conducive to higher productivities;

· Improving quality throughput via active de-bottlenecking
   programmes and an adherence to mining mix targets;

· Rationalising infrastructure;
· Reducing underground temperatures (Project 28.5°C);
· Increasing old gold and pillar mining activities; and
· Mobilising our people through initiatives aimed at team work and increasing mining knowledge.

TN
0
2500
5000 m
MINED OUT VCR
MINED OUT MR
MINED OUT CL
SHAFT ZONES
GOLD RECOVERY PLANTS
SHAFTS (#)
SURFACE BOREHOLES

2004
2003 2002 2001 2000
Main development km
30.0
35.7 33.6 38.3 27.8
Area mined 000m
2
626
732 698 750 759
Productivity m
2
/TEC*
2.9
3.5 3.2 3.5 3.4
Tons milled Underground 000
3,709
3,898 3,770 3,889 3,614
Surface 000
2,729
2,472 2,817 2,662 1,994
Total 000
6,438
6,370 6,587 6,551 5,608
Yield Underground g/t
8.1
8.4 9.4 9.4 10.8
Surface g/t
2.0
2.3 2.1 2.1 2.3
Combined g/t
5.5
6.0 6.3 6.4 7.8
Gold produced Underground
kg   30,156    32,886     35,431     36,459    38,954
Surface kg
5,338
5,630 5,832 5,572 4,543
Total
kg   35,494    38,516     41,263     42,031    43,497
Total 000oz
1,141
1,238 1,327 1,351 1,399
Gold sold
kg   35,494    39,238     40,541     42,031    43,497
Total cash costs US$/oz
311
202 158 184 213
R/kg   68,922    58,841    51,153    45,064     43,458
Net earnings Rm
436.7
725.4 877.5 413.0 229.5
US$m
63.3
80.0 87.2 54.3 36.2
Capital expenditure Rm 238.3 572.8 475.2 456.3 155.9
US$m 34.5 63.2 47.2 60.0 24.6
*TEC = total employee costed
Review of F2004
·
Metallurgical plant modernisation completed;
·
Marginal mining activity curtailed as a result of the low rand gold price;
·
Underground fires interrupted production and negatively impacted productivity during Q2 and Q3 F2004; and
·
10 shaft depleted as planned.
Operational performance
Driefontein showed its resillience to low rand gold prices by posting positive earnings, despite underground fires which affected output at 2, 6, 7, 8 and 10 shafts.
In addition 4 and 5 shafts did not deliver in line with plan, primarily because of faulting and production bottlenecks. These are being rectified through the implementation of geological observers and new development layouts. The 10 shaft was depleted after having produced high grade ore at Driefontein for the last
40 years.
The rand strength resulted in a deliberate move to mining higher grade areas and, in turn, resulted in the curtailment of all mining in areas not economically viable.
Areas mined and productivity therefore decreased by 14 per cent and 17 per cent, respectively.
Driefontein
Review of operations
(continued)
Gold production
(000oz)
2000
1,400
1,200
1,000
800
600
400
200
0
2004
2001
2002
2003
Driefontein gold mine, South Africa

Cash costs increased from R58,841/kg to R68,922 R/kg

because of lower production, costs of opening new mining

areas after the underground fires, the need to open areas

as a result of the mining strategy change and increased

wages. In US dollar terms, cash costs increased from

Capital expenditure for the year was significantly lower as

the plant modernisation programme was completed. We

also reprioritised or curtailed a significant amount of capital expenditure during the year because of the strength of the

rand.

However, critical capital spend related to the 5 sub-

vertical E and 1 tertiary shafts has not been curtailed in

line with our strategy of not jeopardising the productive

capacity of our long-life shaft systems.

Outlook for F2005

·

Completion of major capital projects on 1 tertiary, 4 and

5 sub-vertical shafts;

·

Positioning the operation to withstand a low rand gold

price;

·

Increase quality underground volumes at the right cost

structure; and

·

Improve productivity and efficiencies.

A major focus for Driefontein remains the opening of

quality Mineral Reserves through targeted development.

Normalisation of volumes at the 4 and 5 shaft complexes

shafts should see productivity and square metres

increasing. Importantly, the completion of refrigeration

infrastructure by Q3 F2005 at the 5 shaft complex is

paramount to reducing underground temperatures and

contributing to our productivity drive. Backfill systems

currently affect production rates at the 5 shaft complex

and this system is being re-engineered to remove this

bottleneck. Optimal fragmentation is a pre-requisite

for the newly installed SAG Mills at 1 and 2 plants

and blasting techniques will continue to be improved

and focused upon. Underground yields are expected to

increase as we decrease unpay mining and minimise

dilution. Mining grades are expected to deliver yields

of 8.5 g/t. Unit operating costs are likely to improve as

Project 500 initiatives boost output of gold and loss-

making business units are closed.

The planned capital expenditure of R270 million for the

coming year will be reduced should the current low rand

gold price persist.

US$202/oz to US$311/oz.

2004

2003

2002

2001

2000

Main development

km

43.9

49.8

44.4

50.5

50.8

Area mined

000m

2

611

655

549

627

773

Productivity

m

2

/TEC*

3.2

3.2

3.0

3.1

3.6

Tons milled

Underground

000

3,452

3,727

3,222

3,493

3,936

Surface

000

1,531

1,111

1,435          439

--

Total

000

4,983

4,838

4,657

3,932

3,936

Yield

Underground

g/t

9.0

9.3

10.4

10.7

11.0

Surface

g/t

0.8

0.7

0.6

0.9

--

Combined

g/t

6.5

7.3

7.4

9.6

11.0

Gold produced

Underground

kg   31,089    34,634   33,365     37,283     43,394

Surface

kg

1,184

830

871

375

--

Total

kg   32,273   35,464    34,236     37,658    43,394

Total

000oz

1,038

1,140

1,101

1,211

1,395

Gold sold

kg   32,273    35,523   34,177     37,658     43,394

Total cash costs

US$/oz

341

215

179

207

214

R/kg  75,645    62,757    57,833     50,702     43,581

Net earnings

Rm

5.8

600.7

601.5

222.5

199.7

US$m

0.8

66.2

59.8

29.2

31.5

Capital expenditure

Rm

344.4

419.7

337.2

344.2

211.9

US$m

49.9

46.3

33.5

45.2

33.4

*TEC = total employee costed

Review of F2004

·

Re-established consistent performance;

·

Switched mining strategy to accommodate the low rand price; and

·

Reduced marginal mining activity and closed the low grade 9 shaft in Q2.

Operational performance

The quality of output from the Kloof orebody improved during the second half of the year as the mine switched to mining higher grades. Gold production of 32 tons was some 9 per cent below that achieved in F2003, largely because of the closure of the low grade 9 shaft and less than planned output at 4 sub-vertical shaft, where unpay areas and mining constraints affected performance during the first half of the year.

Plans were put in place to reduce the proportion of the relatively lower grade Kloof and Main secondary reefs and moving mining crews to higher grade mining areas.

Development rates and areas mined were 12 per cent and 7 per cent lower than

F2003 because of the change in mining strategy. The focus on the Ventersdorp

Contact Reef horizon during the second half of the year delivered underground yields of 9.8 g/t for this period, an increase of 16 per cent over the first half of the year.

Kloof

Review of operations

(continued)

Gold production

(000oz)

2000

1,400

1,200

1,000

800

600

400

200

0

2004

2001

2002

2003

Surface drilling, Kloof gold mine,
South Africa

Active debottlenecking programmes at 4 sub-vertical and

7 shafts have raised productivity and throughput, while

the high grade 3 shaft continued to contribute 30 per cent

of the mine's production.

Total cash costs came under pressure, with F2004 realising

R75,645/kg (US$341/oz) as a result of lower production

throughput and high real wage increases. The mine is

scrutinising overheads and variable cost structures to

suit current gold production and the low rand gold price.

Operating margins for the first half of the year were 7 per

cent, improving marginally in the second half of the year

to 9 per cent.

Capital spending was accelerated to meet future

production requirements at the 4 sub-vertical shaft. Total

spend was R344 million, 18 per cent lower than in F2003.

Surface exploration drilling and a 3D seismic survey for

the Eastern Boundary Area and Kloof Extension Area (KEA)

projects were advanced during the year and have proved

invaluable in assessing geological structure and values at

depth.

Outlook for F2005

·

Driving for volumes, at the right mined value and

the required quality, and increasing the "old gold"

contribution;

·

Reducing unit costs through variable and fixed cost

controls; and

·

Driving the production build-up at the 4 sub-vertical

shaft.

Paramount to Kloof is delivery of more than 2.8 tons

of gold per month to establish profitability at current

low rand gold price levels. To achieve this, the mine is

focusing on disciplined mining activity at the stope face

and exploiting high grade pillars throughout all shafts.

Costs will be minimised by optimising infrastructure and

bedding down Project 500 measures.

The completion of the 4 sub-vertical shaft project, a

drop down project at 3 shaft from 43 to 45 level, and the

refrigeration and the main shaft pillar extraction, head

the list of priorities for capital expenditure. Exploration

surface drilling pursuant to increasing geological and

valuation confidence will continue for F2005. Total F2005

capital expenditure is estimated at R260 million, but this

could be revised downward should rand gold prices remain

depressed.

Beatrix
2004
2003
2002
2001
2000
Main development
km
43.5
46.2 36.0 39.0 40.1
Area mined
000m
2
778
792 740 718 721
Productivity
m
2
/TEC*
5.7
5.8 5.8 5.5 5.6
Tons milled
Underground
000
4,025
4,053    3,633 3,395 3,298
Surface
000
1,423
669 482 276 168
Total
000
5,448
4,722   4,115 3,671 3,466
Yield
Underground
g/t
4.6
4.9 5.5 5.9 6.4
Surface
g/t
0.7
0.9 1.0 0.7 0.5
Combined
g/t
3.6
4.3 4.9 5.5 6.1
Gold produced
Underground
kg
18,451
19,909  19,886   19,937   20,950
Surface
kg
986
579 481 189 84
Total
kg
19,437
20,488 20,367    20,126   21,034
Total
000oz
625
659 655 647 676
Gold sold
kg
19,437
20,488  20,367   20,126   21,034
Total cash costs
US$/oz
356
229 173 207 221
R/kg
78,865
66,907  55,894    50,621   45,051
Net earnings/(loss)
Rm
(353.8)
257.4   697.7 (1,432.5) 366.6
US$m
(51.3)
28.4 69.4    (188.2) 57.8
Capital expenditure
Rm
295.1
373.7   215.4 148.7 177.9
US$m
42.8
41.2 21.4 19.5 28.0
*TEC = total employee costed
Review of F2004
·
High productivities were offset by a low mine call factor;
·
Rand gold prices severely affected profitability;
·
Performance at 4 and 2 shafts were below expectations; and
·
2B ventilation shaft was completed.
Operational performance
Continuing good production performance at 1, 2 and 3 shafts were offset by a disappointing performance at 4 shaft. However, at 1, 2 and 3 shafts, a lower than planned Mine Call Factor translated into depressed underground yields, while at 4 shaft the lack of available pay face length and logistic bottlenecks affected production.
Logistic limitations are being systematically removed and their effects minimised at all shafts on the mine. Overall gold production was 19.4 tons, 5 per cent lower than in
F2003 with an overall yield of 3.6 g/t. A more than doubling of the treatment of low grade rock dump material contributed to the lower overall yield for the year.
Pay limits, under pressure from the low rand gold price, were raised at the end of Q2 and lower grade and marginal mining activities were curtailed and crews redeployed
Review of operations
(continued)
Gold production
(000oz)
2000
700
600
500
400
300
200
100
0
2004
2001
2002
2003
Main office and head gear for 4 shaft,
Beatrix gold mine, South Africa

to higher grade panels as they became available.
Development results have remained at levels above 43 km
and were primarily focused on the 3 shaft build up and
developing the high grade "Zone 5" area at 4 shaft.
Total cash costs came under extreme pressure at
R78,865/kg (US$356/oz). Every effort was, and continues
to be made, to improve mined grades and eliminate
unnecessary costs. Beatrix's excellent cost control
systems leave it well positioned to optimise the cost base.
Operating margins for the year at 1, 2 and 3 shafts were
14 per cent, while 4 shaft was negative at 23 per cent for
F2004.
Capital spend for the year amounted to R295 million and
was split between investments at the developing 3 shaft,
the installation of the Knelson concentrator at 1 Plant,
and the 2B ventilation shaft project. As with the West Wits
Mines, non-critical capital spend was curtailed due to low
profitability. A decision has been made to postpone the
3 shaft refrigeration plant project until F2006.
Outlook for F2005
·
Restoring yield and driving quality mining initiatives;
·
Delivering on the 3 shaft build up;
·
Opening high grade mineral reserves at 4 shaft and
improving logistic flows; thus returning the shaft to
profitability; and
·
Continuing cost reduction efforts and associated Project
500 initiatives.
Gold production for the year is set to increase to 20 tons
on the back of planned grade and volume improvements,
primarily through the Value, Volume, Quality and old
Gold (VVQoG) campaign. Volumes at 3 and 4 shafts will
increase and underground mined values are expected
to be significantly higher at 4 shaft as a result of the
significantly higher development values and surface
exploration drilling results achieved at this mine over the
past 12 months. We are currently evaluating alternatives
to reduce cost structures and determine a break-even
strategy without affecting the life of the mine. The
reduction of capital spend at 3 shaft and the curtailment
of development rates on certain levels on this shaft are
being investigated.
Capital expenditure of R280 million for F2005 is aimed
primarily at completing the 3 shaft project, but this
quantum may be reduced should low rand gold prices
continue.

16%
28%
17%
40%
Tarkwa
Damang
St Ives
Agnew

15%
39%
22%
24%
Tarkwa
Damang
St Ives
Agnew

1,000
900
800
700
600
500
400
300
200
100
0
Tarkwa
Damang
St Ives
Agnew
2003
2004

600
500
400
300
200
100
0
Tarkwa
Damang
Australia
2003
2004

PAGE 24
GOLD FIELDS

Review of international operations
Operational performance
The operations in Ghana and Australia produced strong results, with our two smallest mines, Damang and Agnew producing record performances. Both Tarkwa and St Ives were, and remain, involved in major expansion projects that require substantial injections of capital but, will yield significant growth. Attributable gold production overall was 1.35 million ounces, 8 per cent higher than production in F2003.
Average total cash costs were US$251/oz. This reflected expected cost increases at
Tarkwa and St Ives that more than offset cost reductions at the other two mines and took account of a 22 per cent appreciation of the Australian dollar against the US dollar. The Ghanaian operations were the only mines in the group able to take full advantage of the high US dollar gold price. This helped the international operations' operating profit to increase to US$221 million (R1,527 million) from
US$189 million (R1,714 million) in F2003. This represented an increase from 36 per cent to 66 per cent of group operating profit.
Across the international operations, the focus remained on optimisation of operations, as demonstrated by the decisions to proceed with brown fields expansion and optimisation projects at the St Ives and Tarkwa mines, at a cost of approximately
US$250 million over 18 months to December 2004. Total capital expenditure for the year was US$256 million more than double F2003 reflecting our focus on growing this area of our business. In particular, the expansion and optimisation projects at
Tarkwa and St Ives made up US$176 million of this total.
The execution of a deal to acquire 80.7 per cent of the Cerro Corona project in Peru and developments at Arctic Platinum are expected to open a substantial pipeline of growth projects which will assist us significantly in achieving our objective of adding a further 1.5 million ounces of international production within the next five years.
Outlook
Consolidated attributable gold production is planned to increase by 8 per cent, from
1.35 million ounces to 1.47 million ounces, in the coming year, primarily as a result of the completion of the expansion at Tarkwa and St Ives, which will offset slight declines at Damang and Agnew.
Review of operations
(continued)
28%
17%
40%
16%
Gold production split F2004
39%
24%
22%
15%
Operating profit split F2004
Capex spend
(Rm)
Net earnings
(Rm)

Average unit costs for the international operations are
expected to improve in the coming year. The benefits
of the projects at Tarkwa and St Ives will be seen in the
second half of the year, offsetting increases in unit costs
at Damang. A stable performance is expected at Agnew.
Total capital expenditure is estimated at US$191 million,
of which US$78 million is the cost of completing the
expansion projects.
We expect both Arctic Platinum and, subject to
completion of this acquisition, the Cerro Corona project
to be advanced to investment decision during the coming
year, while further optimisation of both Tarkwa and
St Ives will remain high on the agenda.

Mining Lease
Area of overlap
Primary Crushers / Conveyor
Tailings / Pad
Waste Dump
Open Pit
Pipe Line
National Road
Abosso
Tarkwa

2004
2003 2002
Open pit
Waste mined 000t 43,987 27,521 28,986
Ore mined 000t 17,164 16,067 14,630
Head grade g/t 1.43 1.46 1.58
Strip ratio W:O 2.6 1.7 2.0
Tons treated 000t 16,000 15,210 14,914
Yield g/t 1.1 1.1 1.1
Gold produced kg 17,107 16,792 16,920
000oz 550 540 544
Total cash costs US$/oz 230 194 171
Net attributable earnings
Rm 212.7 223.0 240.5
US$m 30.8 24.6 23.9
Capital expenditure - net Rm 944.3 207.4 80.5
US$m 136.9 22.9 8.0
Review of F2004
· Record production for the year with 550,000 ounces produced from 16 million tons processed through the heap leach plants;
· Commenced the construction of a new 4.2 million tons per annum mill and CIL plant;
· Conversion to owner mining with a new mining fleet, is largely completed; and
· Significant financial contribution to the group.
Operational performance
Tarkwa produced an outstanding performance both operationally and financially most significantly producing 28 per cent of Gold Fields' net earnings.
Mining operations reached record levels, with approximately 61 million tons of ore and waste mined in the period. In particular, this increased movement reflects a significant but planned increase in stripping ratio from 1.7 to 2.6. It also reflects an ongoing move to life-of-mine levels in stripping ratio, a higher planning gold price and a planned drive to increase flexibility in the open pits, opening up more ore bodies, particularly ahead of the plant expansion in F2005. During the year challenges were encountered on managing grade in the open pits, but with considerable focus on this in the second half of the year, the issue was well in hand by year-end.
The mine treated record volumes through the crushing and heap leach plants, with tonnage treated reaching 16 million tons, 5 per cent higher than F2003, mainly through ongoing optimisation of the two crushing and leach plants. Head grade to the leach plants was 2 per cent lower than F2003 at 1.43 g/t. Gold production reached
550,000 ounces for the year and, pleasingly, this included a 6,000 ounce reduction in gold contained in the leach pads (GIP).
Tarkwa
Review of operations
(continued)
Gold production (managed)
(000oz)
2002
600
500
400
300
200
100
0
2003
2004
New SAG Mill, Tarkwa gold mine, Ghana

Total cash costs for the year were US$230/oz, compared
with US$194/oz in F2003. This increase was primarily
due to the increase in the stripping ratio for the year, and a slight decrease in head grade. Cost control on all unit
operations remained good.
The capital spending at Tarkwa for F2004 was
US$137 million, up sharply on the US$23 million spent
in F2003. The capital programme included expenditure of
US$6 million on the expansion of the north leaching plant
and leach pads and more significantly, US$131 million on
the Tarkwa expansion project. During the year, excellent
progress was made on both aspects of the expansion:
Owner mining conversion
During June, all load and haul equipment was on site
and mining with the new fleet had started. By year
end the official changeover had been undertaken,
including the human resource and service provider
mobilisation, and by the end of July the fleet was, on
average, exceeding expected productivities and volumes.
During the year, expenditure reached 74 per cent of the
budgeted US$74 million.
Expansion of processing facilities -
construction of new 4.2mtpa mill
By financial year end the mill project was 91 per cent
complete and US$78 million of the US$85 million
approved for the project had been spent. At this time
civil, earthwork and major structural work had been
largely completed, while the semi-autogenous grinding
(SAG) mill had been installed and the bulk of the
electricity supply infrastructure had been finished.
During the last quarter, the new primary crusher was
put into operation to feed the north heap leach plant,
while that plant's crusher was shut down for a major
upgrade.
With the conversion to owner mining now well underway
and plant commissioning due in the December quarter,
the total expansion will be effective by the end of
December 2004.
The total expansion is expected to be completed within
five per cent of the planned US$160 million budget, with
a US$6 million foreign exchange exposure contributing
the bulk of the overrun. This foreign exchange exposure is
due to equipment and services sourced in South African
rands and Australian dollars.
During the year US$1 million was spent on exploration.
This included infill and extensional drilling of the known
open pittable conglomerate ore bodies and exploration of
a shallow underground target at the Kottraverchy deposit.
Testing of the shallow underground potential is at an
early stage and will be advanced to prefeasibility stage,
during F2005.
Outlook for F2005
· Commissioning of the new CIL plant by calendar year end;
· Commissioning of the new mining fleet by September 2004;
· Increasing the stripping ratio for additional mining
flexibility; and
· Continuing studies on further value add options.
The focus of operations in F2005, apart from meeting
planned grades and strip ratios, will be to achieve the
split of high and low grade and high and low porosity
ores to meet the respective needs of the heap leach plant
and the new CIL plant. Continuous mill production is
planned for the third quarter of F2005 with the operation
of Tarkwa's new fleet starting in July 2004 and a full
demobilisation of the mining contractor by the end of
September 2004.
With the full benefits of owner mining expected to be
seen in the second quarter of F2005 and the benefits
of the mill in the third quarter, total cash costs should
decline to around US$200/oz in the second half of the
year. This significant move primarily reflects the effects
of the conversion to owner mining, in particular the very
low maintenance costs in the first year of operation
of the fleet. However, costs are expected to gradually
increase thereafter.
Total capital expenditure for F2005 is projected at
US$72 million, with US$34 million of this amount
required to complete the mill and owner mining projects.
The balance of US$38 million will go to heap leach
pad construction (US$18 million); additional mining
equipment (US$6 million); and minor sustaining capital.

West Damang
New Damang
Abosso
Exploration Targets :
Mine Lease
Area of overlap
Prospecting Area
Tailings / Pad
Tarkwaian Banket
Waste Dump
Open Pit
National Road

2004
2003 2002*
Open pit
Waste mined
000t
9,855
13,928 5,437
Ore mined 000t
5,439
4,457 2,402
Head grade g/t
2.02
2.11 2.34
Strip ratio W:O
1.8
3.1 2.3
Total
Tons milled
000t
5,236
4,877 1,951
Yield g/t
1.8
1.9 2.3
Gold produced kg
9,589
9,305 4,397
000oz
308
299 141
Total cash costs US$/oz
222
243 200
Net attributable earnings Rm
170.4
91.8 64.3
US$
24.7
10.1 5.9
Capital expenditure - net Rm
21.9
14.4 5.5
US$
3.2
1.6 0.5
*Results for the five months ended June 2002
Review of F2004
· A record year featuring outstanding operational performance and strong cash flows; and
· Good progress made with extending the life-of-mine through exploration and assessment of satellite deposits.
Operational performance
This year saw an exceptional performance from this operation, both from a mining and processing point of view. As expected, the mine began to experience a decline in head grades with the maturity of the high grade Damang hydrothermal pit. However, ongoing optimisation of the mill feed blend and plant set up allowed us to treat almost 5 per cent more tonnage than the previous year, resulting in an increase in gold production to 308,000 ounces from 299,000 ounces in F2003. The optimisation of the Damang mill involved careful blending of hard and soft ores to maximise use of the milling circuit, which remains the constraint in this plant. The leaching circuit's agitation system was upgraded to allow treatment of ores with a range of viscosities. Mining operations were similarly modified to optimise the plant feed blend by advancing mining in the low grade but soft Kwesi and Lima conglomerate pits, which displaced ore from the low grade stockpiles.
Total cash costs reduced to US$222/oz, as a result of increased processing volumes; reduced strip ratio; and excellent cost control, particularly from the application of innovative productivity and cost saving ideas with the mining contractor. As a result, Damang was one of the group's major attributable earners at US$25 million and free cash generation of US$43 million. This acquisition has shown a payback of approximately 18 months. Capital expenditure for the year was US$3.2 million, with the exploration programme adding approximately US$2 million to this total.
Damang
Review of operations
(continued)
Gold production (managed)
(000oz)
2002*
400
300
200
100
0
2003
2004
Open pit mine operations, Damang gold mine, Ghana
*Five months

Following the acquistion of this mine in January 2002, an exploration programme was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralistion across the Damang lease area. Following completion of the bulk of the drilling by the middle of F2003, a full time evaluation project, the Damang Extension Project (DEP), was launched to turn this exploration to account. This work has successfully brought additional Mineral Resources and Reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda and Rex prospects, which are expected to add a further year of life to this mine. The DEP has also identified an opportunity to undertake a cutback of the main Damang pit, the drilling of which was initiated by year end. This cutback has the potential to add more than a year to the life of Damang. We are still exploring alternatives to develop underground mines both below the Damang pit, and also adjacent to the old Abosso underground mine, located at the southern end of the lease area.
Outlook for F2005
· A decline in gold production is expected, due to a
decrease in the availability of high grades ores; and
· Commissioning new operations at Rex, Amoanda and
Tomento to supplement ore production.
The greatest challenge for Damang in the coming year is to alleviate the expected shortage of high grade ores, the decline of which has been expected and which is anticipated to lead to a 20 per cent decline in gold production in F2005. At this stage, the Amoanda and Tomento deposits are expected to be brought to production in the second half of 2005, to offset the gold production decline referred to earlier.
Against this background, the mine will continue to optimise cost structures and, more importantly, seek additional volumes through the process plant, which remains the variable most under the control of management.
Capital expenditure is currently planned at US$6 million, US$4 million of which is the cost of bringing the Rex deposit to production, and the balance going to the cost of mill maintenance and brown fields exploration.

2004
2003 2002*
Open pit
Waste mined
000t
11,693
21,040 22,768
Ore mined 000t
4,000
4,607 1,753
Head grade g/t
2.22
2.91 3.82
Strip ratio W:O
5.26
4.94 6.67
Underground
Ore mined
000t
1,618
541 310
Head grade g/t
5.34
8.28 9.29
Total
Tons processed
Milled 000t
4,318
3,344 2,035
Heap Leach 000t
2,426
2,142 1,363
Total 000t
6,744
5,486 3,398
Yield Milled g/t
3.6
4.3 4.7
Heap Leach g/t
0.5
0.7 0.7
Combined g/t
2.5
2.9 3.1
Gold produced Milled kg
15,570
14,481 9,649
Heap Leach kg
1,307
1,485 953
Total kg
16,877
15,966 10,602
Total 000oz
543
513 341
Total cash costs A$/oz
416
323 302
US$/oz
297
188 160
Net earnings - Total Australia**
#
Rm
304.5
567.3 556.6
US$m
44.1
62.5 50.2
Capital expenditure - net Rm
679.5
464.5 231.3
US$
98.5
51.2 20.9
Review of F2004
· Production was ramped up at three new underground operations;
· Exploration has added 2.0 million reserve ounces over the last two years; and
· Investment for the future involved the construction of a new 4.5 Mtpa mill complex.
Operational performance
F2004 was expected to be particularly difficult at St Ives as it was a period of significant investment in developing new sources of mill feed from both open pit and underground positions. Exploration results have been encouraging but there have been some operational challenges, complicated by geological complexity at the new underground mines and open pit mines.
St Ives
Review of operations
(continued)
Gold production
(000oz)
2002*
600
500
400
300
200
100
0
2003
2004
New plant construction, St Ives gold
mine, Western Australia
*   For the period seven months ended June 2002
**
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit.
*Seven months

Gold production was 543,000 ounces against the
513,000 ounces for F2003, with toll milling by a third
party contributing 104,000 ounces for the year. Total
cash costs at A$416/oz (US$297/oz) were higher than
F2003, largely as a result of the high unit cost structures
during the commissioning of the new underground mines;
the higher unit cost of toll milling; and the decline in
grades, and thus margins, from the Junction mine.
The most significant features of the year were the
expected decline of the Junction mine, previously St Ives'
biggest contributor, and the planned commissioning
of the new underground mines at Argo, Sirius and East
Repulse. This strategy had been initiated following
significant difficulties at Junction in F2002 and F2003
relating primarily to seismic activity and the maturity
of that operation. The ramp up of Sirius occurred early
in the year and operations have been a great success
with the mechanisation and high efficiency systems
exceeding expectation. Although progress on the other
two underground mines was slow in the first half of
the year, by the second half, the Argo mine had reached
targeted stoping tonnages while East Repulse began its
production ramp up. The success in the development of
these new mines at St Ives is reflected in the 200 per
cent growth in mining volumes from underground.
Total open pit volumes mined were stable year-on-
year. This reflects a reduction in ore mining volumes in
line with the planned build up in underground mining
and an increase in open pit stripping ratios, both in
the Agamemnon pit and the new Mars pit. Unit cost
performance remained good in this area. Towards the end
of the December quarter and into much of the March
quarter, St Ives experienced substantial mine to mill
grade reconciliation problems. This was eventually traced
to failure of the grade control systems in the open pits.
Once identified, these problems were rectified, and in the
final month of the third quarter, reconciliations exceeded
expected levels.
The St Ives mill and heap leach pads each performed well
throughout the year, treating some 3.1 million tons and
2.4 million tons respectively. Early in F2004, recognising
the scale of the production challenges at St Ives, we
initiated a substantial toll treatment programme using
two other mills in the area, to shore up cash flows. This
programme treated 1 million tons of ore. This has been
successful although complicated by the grade problems
referred to earlier. Total volumes treated by and on behalf
of St Ives amounted to 6.7 million tons, slightly ahead of
the total volume of ore mined, with the balance of ore
being sourced from existing low grade stockpiles.
During F2004, A$31 million was spent on exploration at
St Ives. Drilling efforts focused on the extension of known
deposits and opening of new areas on the mine lease area.
Year-end reserves at St Ives reached 3.1 million ounces,
reflecting the discovery of 2 million ounces over the last
two years at a cost of A$30/oz for this period.
During December 2003, we approved the construction
of a new 4.5 million tons per annum milling facility at
St Ives, at a total cost of A$125 million. This new plant
will replace the existing 3.1 million tons per annum
mill that is old, inflexible and expensive to operate. The
decision to proceed is the culmination of a strategy to
simplify and optimise the operations at St Ives, to reduce
unit costs and thus open up the large Mineral Resource
base.

Capital expenditure for the year was A$153 million (US$109 million), primarily reflecting acceleration of the mill expansion project; costs relating to the development of the new underground mines; and stripping of the new Mars open pit.
Outlook for F2005
Key operational issues will be:
· Completing the new Argo and Leviathan underground mines' ramp up;
· The focus on open pit mining within the Mars pit supported by volumes from the smaller pits in the Revenge complex;
· The commissioning and ramp up of the new mill by December 2004 and suspension of operations on the old mill in February 2005; and
· Maintaining the exploration impetus created over the last two years.
Gold production for the coming year will increase by approximately 10 per cent as a result of planned higher tonnage throughput at the new 4.5 million tons per annum mill, recognising that volumes in F2004 were supported by the 1 million ton toll treatment programme. Total cash costs should decline incrementally in the first half of F2005 as the new underground mines reach steady state production levels and cost structures normalise. With the benefits of the lower unit costs of the new mill expected into the second half of F2005, total cash costs should be within our target of less than A$350/oz, in that period.
Apart from direct treatment cost reductions, the new mill complex has the advantage of being better sited relative to the open pits and underground mines and this will realise haulage and ore re-handling cost savings once commissioned.
A range of optimisation initiatives were introduced during F2004, both related and unrelated to the simplification that the new mill will offer the site and these will continue into F2005. Particular focus remains on simplifying underground mining systems and structures by leveraging maximum cost synergy between the three underground complexes, whilst reducing the overlap between our staff and resources and that of the underground mining contractor. In addition, there are specific initiatives focused on optimising open pit mining costs and reducing overhead and support services costs. Planning and control systems are being upgraded to ensure
Review of operations
(continued)
Open pit. Mining operation St Ives gold mine, Western Australia.
Lake Lefroy. St Ives gold mine, Western Australia.
Preparation for blasting at St Ives gold mine, Western Australia efficiency and suitability for the complexity of the
St Ives operation.
Capital expenditure is planned at A$112 million for
F2005, with completion of the new mill making
up A$41 million of this. Exploration is planned at
approximately A$25 million, leaving sustaining
development capital at A$46 million, largely for
underground development and pit stripping.

Agnew Mining Lease
Miranda Joint Venture Mining Lease
Vivien Joint Venture Mining Lease
Agnew Prospecting Lease
Miranda Joint Venture Prospecting Lease
Tailings/Leach Pad
Inactive Open Pit
Waste Dump
Office
Road

2004
2003 2002*
Open pit
Waste mined
000t -- 3,937 8,981
Ore mined 000t 20 1,627 818
Head grade g/t 2.92 2.03 2.18
Strip ratio W:O -- 2.42 10.98
Underground
Ore mined
000t 431 253 175
Head grade g/t 12.81 9.94 7.45
Total Tons
milled
000t
1,179
1,268 682
Yield g/t
5.3
3.5 3.8
Gold produced kg
6,267
4,466 2,569
000oz
202
144 83
Total cash costs US$/oz
226
255 232
A$/oz
317
437 434
Net earnings - Total Australia
**
Rm
304.5
567.3 556.6
US$m
44.1
62.5 50.2
Capital expenditure - net Rm
120.8
164.9 122.0
US$
17.5
18.2 11.0
Review of F2004
· A profitable year;
· Underground volumes and grades exceeded expectation; and
· Songvang project discovered and approved.
Operational performance

There has been a tremendous turnaround at this once challenging mine, both in terms of current operations and the longer-term outlook. Gold production at 202,000 ounces was 40 per cent above that achieved in F2003, while total cash costs of A$317/oz (US$226/oz), were down from the A$437/oz in F2003. As a result, Agnew made a significant contribution to the group's financial results.

The most significant production and financial contribution came from the relatively new Kim underground mine (contained within the Waroonga Complex), which reached full production during the year. Mining operations produced 214,000 tons of underground ores at 17.5 g/t, with ore grade generally about 10 per cent above expectation, while the ore zones have generally been more continuous than original drilling had predicted. During the year, the mining method at Kim was evolved to reduce pillar sizes with the introduction of cemented aggregate backfill, which has increased extraction of the ore body. Depletion of the Crusader/Deliverer
Agnew
Review of operations
(continued)
Gold production
(000oz)
2002*
200
150
100
50
0
2003
2004
Red Crew at Agnew gold mine, Western Australia
*   For the period seven months ended June 2002
**

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit.

*Seven months

underground complex was expected early in F2004, but positive exploration results in the upper end of the Deliverer lode resulted in continued mining activity through the entire financial year producing 217,000 tons at 8.2 g/t. The success of these two mines reflects the tenacity and innovation of the Agnew team.

The total volumes treated through the Agnew mill in F2004 were slightly lower than F2003 at 1.18 million tons, demonstrating a conscious decision to reduce mill feed rates to increase overall gold recovery. The balance of ore fed to the mill was sourced from the low grade stockpile produced during the open pit mining campaign undertaken in F2002 and F2003.

Following a change in exploration strategy late in F2003, this programme has now opened up significant long- term alternatives for this mine. The most significant development was the proving of the Songvang open pit, which was approved for development late in the year. It is expected to be brought into production in the second quarter of F2005. This open pit will produce a base load of medium grade ores that, along with the high grade ores from the Waroonga underground complex, should give this mine an assured three to four year life, before alternative ore sources are needed. Beyond this, innovative exploration around the Redeemer, Waroonga and Crusader complexes has turned up ore grade intersections which in all cases are worthy of follow up. Exploration on Agnew's regional tenements, the subject of a joint venture with Breakaway Resources, has also brought the Vivien mine close to final feasibility study.

Outlook for F2005

· The commissioning and ramp up of the Songvang open

pit; and

· Completion of the exploration and feasibility study

of the Main Lode underground mine at the Waroonga complex.

Gold production should remain close to current levels in F2005 with total cash costs similar to levels seen in F2004, thereby maintaining Agnew's status as one of the highest margin mines in the group. Much will depend in the year ahead on continued good performance from the Kim underground mine, while the Crusader and Deliverer underground complex is due for closure early in F2005.

Stripping of the new Songvang open pit will start in early F2005 and the build up of mill feed will take place during the second half. Capital expenditure is planned at approximately A$40 million, including the stripping of the new Songvang pit (A$20 million); continued underground development on the Kim lode (A$10 million); and exploration of A$7 million. Exploration will continue to target Mineral Resource and Reserve expansion and the development of new mining complexes.

Arctic Platinum Project (APP) located in Finland continues to advance steadily towards the completion of a definitive feasibility study. In September 2003 Gold
Fields acquired the outstanding 49 per cent of the Arctic Platinum Partnership from
Outokumpu for an aggregate consideration of US$31 million made up of cash and shares. This opportunity came about as a result of Outokumpu's strategy of divesting from mining activities. Subsequent to the acquisition, at the fiscal year-
end, the partnership was converted to a limited liability company and renamed Gold
Fields Arctic Platinum Oy.
Project development during the year focused on the Suhanko Open Pit project, drilling with particular emphasis on trial mining, pilot plant test work and infill drilling. Also, during the year the environmental permit application for the Suhanko
Project was submitted to the Northern Environmental Permit Authority in Oulu.
A total of 5,300 tons of ore was mined from trial open pits at Konttijarvi and
Ahmavaara and transported to a pilot plant facility in the town of Outokumpu in southern Finland. The pilot plant produced flotation concentrates for smelting and refining tests. Samples of these concentrates have been shipped to potential customers.
Infill drilling programmes were successfully completed at Suhanko to upgrade
34 million tons of Inferred Mineral Resource to the Indicated and Measured status.
Total drilling at Suhanko, including all grade control and blast hole drilling at the trial pits amounted to 33,000 metres, of which 31,000 metres was diamond drilling.
Measured and Indicated Resources now stand at 86.6 million tons containing
5.73 million ounces at an average grade of 2.06 g/t 2PGE+Au. This includes 210,000 tons of copper and 80,000 tons of nickel. Compared to F2003 this represents a
66
in the Measured and Indicated Mineral Resource categories.
Additional close spaced drilling along with extensive mapping of the orezones in the trial pits has led to a significant improvement in the understanding of the grade distributions in the Suhanko deposits. In particular, detailed mapping has helped to identify high grade and generally near vertical structures that carry significantly higher grade than seen in the diamond drilling to date. These structures were previously poorly captured by
Arctic Platinum
Developing mines
Exploration at Ahmavaara AAP, Finland
Finland
APP
6 . 0
6 . 0
APP, Finland
per cent tonnage increase and a 52 per cent increase in contained 2PGE+Au ounces diamond drilling which was orientated near perpendicular
to the stratigraphy of the ore body but sub-parallel to these structures. The impact of these structures on overall grades within the deposits is still being investigated through the
remainder of the feasibility study.
Total Mineral Resources at APP, including the SK Reef, stand at 168.3 million tons containing 12.60 million ounces at
a grade of 2.33 g/t 2PGE+Au, including 0.33 million tons
copper and 0.14 million tons nickel.
Definition drilling has commenced targeting a potential 30
to 50 million ton Mineral Resource in the Suhanko Extension
area. This area is located less than 5 kilometres to the
east of the Suhanko Project, and is amendable to open pit
mining. This work is expected to be completed during F2005.
Apart from the in-situ ore grades, the next most important
viability driver remains the selection of an appropriate
downstream treatment route for the concentrate. Through
the latter part of the financial year discussions were held
with a number of smelters around the world regarding
toll and custom treatment of the concentrates. At year-
end significant interest had been shown by a number of
companies, but discussion of actual treatment terms was at
an early stage.
The target completion of the feasibility study of the
Suhanko Project is still scheduled by the end of December
2004 and permitting completion in the second half of
F2005. Securing suitable treatment terms from one or a
number of smelters remains the single biggest challenge to
proving this Project and will be the focus of attention apart from the completion of engineering and other feasibility
study aspects.

Developing mines
(continued)
Arctic Platinum Comparative Classified Mineral Resources *(Measured + Indicated + Inferred)
Tons (Mt)
Grade
(g/t 2PGE+Au)
Metal
Individual Metal Grades F2004
(000's oz
2PGE+AU)
Pd
Pt
Au
Cu
Ni
Project
F2004
F2003
F2004
F2003
F2004
F2003
(g/t)
(g/t)
(g/t)
(%)
(%)
Konttijarvi
Measured
19.3
13.3
2.45
2.68
1,524
1,142 1.81 0.51 0.13 0.17 0.08
Indicated
10.6
9.7
2.30
2.41
786
754 1.70 0.49 0.12 0.17 0.07
Inferred
8.9
12.6
2.06
2.27
593
917 1.54 0.41 0.11 0.17 0.04
Sub Total
38.8
35.6
2.32
2.46
2,903
2,813 1.72 0.48 0.12 0.17 0.07
Ahmavaara
Measured
19.3
21.1
2.22
2.13
1,383
1,440 1.69 0.36 0.17 0.30 0.12
Indicated
25.1
8.0
1.72
1.64
1,387
423 1.30 0.26 0.16 0.28 0.10
Inferred
15.6
32.7
1.63
1.78
821
1,870 1.21 0.26 0.16 0.23 0.08
Sub Total
60.0
61.8
1.86
1.88
3,592
3,733 1.40 0.30 0.16 0.27 0.10
Ahmavaara East
Measured
0.0
0.0
0.00
0.00
0
0 0.00 0.00 0.00 0.00 0.00
Indicated
12.3
0.2
1.65
1.64
653
9 1.23 0.29 0.14 0.23 0.08
Inferred
7.8
16.1
1.55
1.54
391
798 1.15 0.26 0.13 0.23 0.08
Sub Total
20.1
16.3
1.61
1.54
1,043
808 1.20 0.28 0.14 0.23 0.08
Total Suhanko
Measured
38.6
34.3
2.34
2.42
2,907
2,582 1.75 0.44 0.15 0.23 0.10
Indicated
47.9
17.9
1.83
2.13
2,826
1,187 1.37 0.32 0.14 0.24 0.09
Inferred
32.4
61.4
1.73
1.88
1,806
3,586 1.29 0.31 0.14 0.21 0.07
Total
118.9
113.6
1.97
2.08
7,538
7,354 1.47 0.35 0.15 0.23 0.09
SK Reef
Measured
0.0
0.0
0.00
0.00
0
0 0.00 0.00 0.00 0.00 0.00
Indicated
6.1
0.0
3.56
0.00
696
0 2.72 0.77 0.07 0.10 0.10
Inferred
20.0
25.6
4.15
4.23
2,671
3,482 3.17 0.90 0.09 0.11 0.11
Sub Total
26.1
25.6
4.02
4.23
3,367
3,482 3.06 0.87 0.08 0.11 0.10
SK Reef Footwall
Measured
0.0
0.0
0.00
0.00
0
0 0.00 0.00 0.00 0.00 0.00
Indicated
0.0
0.0
0.00
0.00
0
0 0.00 0.00 0.00 0.00 0.00
Inferred
23.3
17.5
2.26
2.45
1,696
1,377 1.76 0.44 0.06 0.09 0.05
Sub Total
23.3
17.5
2.26
2.45
1,696
1,377 1.76 0.44 0.06 0.09 0.05
Total SK Reef
Measured
0.0
0.0
0.00
0.00
0
0 0.00 0.00 0.00 0.00 0.00
Indicated
6.1
0.0
3.56
0.00
696
0 2.72 0.77 0.07 0.10 0.10
Inferred
43.3
43.1
3.14
3.51
4,367
4,859 2.41 0.65 0.07 0.10 0.08
Sub Total
49.4
43.1
3.19
3.51
5,064
4,859 2.45 0.67 0.07 0.10 0.08
Total APP
Measured
38.6
34.3
2.34
2.42
2,907
2,582 1.75 0.44 0.15 0.23 0.10
Indicated
54.0
17.9
2.03
2.13
3,522
1,187 1.52 0.37 0.14 0.23 0.09
Inferred
75.7
104.5
2.54
2.60
6,173
8,444 1.93 0.50 0.10 0.15 0.07
Total
168.3
156.7
2.33
2.45     12,601
12,212 1.76 0.45 0.12 0.19 0.09
Snowden Mining Industry Consultants undertook the F2004 Mineral Resource estimation study in conjunction with Arctic Platinum and the Mineral Resource estimate is classified in accordance with the JORC Code (Sept 1999). SRK (Johannesburg) undertook the estimation study for part of the SK Reef Resources. * F2004 and F2003 Mineral Resources reported at 1.0g/t 2PGE+Au for Combined Suhanko and SK Reef above 100m depth, and 2.0g/t for SK Reef deeper than 100m.
Arctic Platinum Comparative Mineral Resources Summary
Tons (Mt)
Grade
(g/t 2PGE+Au)
Metal
Individual Metal Grades F2004
(000's oz
2PGE+AU)
Pd
Pt
Au
Cu
Ni
Project
F2004
F2003
F2004
F2003
F2004
F2003
(g/t)
(g/t)
(g/t)
(%)
(%)
Konttijarvi
38.8
35.6
2. 32
2.46
2,903
2,813 1.72 0.48 0.12 0.17 0.07
Ahmavaara
60.0
61.8
1.86
1.88
3,592
3,733 1.40 0.30 0.16 0.27 0.10
Ahmavaara East
20.1
16.3
1.61
1.54
1,043
808 1.20 0.28 0.14 0.23 0.08
Total Suhanko
118.9
113.6
1.97
2.08
7,538
7,354 1.47 0.35 0.15 0.23 0.09
SK Reef
26.1
25.6
4.02
4.23
3,367
3,482 3.06 0.87 0.08 0.11 0.10
SK Footwall
23.3
17.5
2.26
2.45
1,696
1,377 1.76 0.44 0.06 0.09 0.05
Total SK
49.4
43.1
3.19
3.51
5,064
4,859 2.45 0.67 0.07 0.10 0.08
Total APP
168.3
156.7
2.33
2.45     12,601
12,212 1.76 0.45 0.12 0.19 0.09

Gold Fields, through its subsidiary, Gold Fields Corona BVI, signed a definitive share purchase agreement to acquire 92 per cent of the voting shares of Sociedad Minera La Cima S.A. from various members of the Gubbins family in December 2003. The common shareholders are 87.73 per cent of La Cima, giving Gold Fields an effective 80.7 per cent economic interest. Sociedad Minera La Cima owns the Cerro Corona Project and other mineral properties in Cajamarca, Peru. Closing of the agreement is conditional upon the completion of the acquisition of required surface rights, approval of the EIS and the issue of construction permits.

Based on a definitive feasibility study completed by GRD Minproc in 2001 and revised by Gold Fields in March 2004, it is believed that the project has the capacity to produce 150,000 ounces of gold and 62 million pounds of copper per year (350,000 ounces of gold-equivalent), with total operating costs of US$185 per ounce of gold equivalent (using a gold price of US$390/oz and a copper price of US$1.27/lb).

The deposit, which lies within the Hualgayoc District to the north of the Yanacocha mine in the Cajamarca Department of northern Peru, is well studied and has robust economics. Previous feasibility studies of the deposit exploited a larger Mineral Resource base indicating potential for expansion over the most recent definitive feasibility study. The district is prospective for discovery of gold and gold-copper deposits and will be the subject of further exploration by Gold Fields.

The Cerro Corona deposit is a gold-copper porphyry with Mineral Resources, based on the definitive feasibility study (GRD Minproc 2001) and revised by Norwest Corporation in August 2004, as presented in the table below. The estimated Mineral Resources are contained within a pit shell using US$400/oz gold price and US$1.00/lb copper price.

Cerro Corona Mineral Resources

Tons

(Mt)

Au

(g/t)

Cu

(%)

Contained Metal

Classifi cation

Au ('000 oz)

Cu (kt)

Measured

12.7

1.04

0.45

424

56.7

Indicated

110.7

0.91

0.46

3,231

505.1

Inferred

47.0

0.64

0.39

964

182.5

Total

170.4

0.84

0.44

4,619

744.3

Source: Cerro Corona pit optimisation report (No. 03-2426), Norwest Corporation

The Cerro Corona Mineral Reserves tabulated below are the result of a defi nitive feasibility study conducted by GRD Minproc in 2001.

Cerro Corona Mineral Reserves

Tons

(Mt)

Au

(g/t)

Cu

(%)

Contained Metal

Classifi cation

Au ('000 oz)

Cu (kt)

Proved

50.7

1.11

0.60

1,809

306

Probable

14.5

1.24

0.62

579

91

Total

65.2

1.14

0.61

2,388

397

Source: Minproc Study 2001 (Au US$275/oz and Cu US$1,984/t)

Project development activities are fully underway and a permitting and fi nal investment decision is scheduled for Quarter 4 F2005.

Cerro Corona

Cerro Corona Project, Peru, South America

Peru

Cerro

Corona

Peru, South America

Overview
During our annual strategy review in F2003, Gold Fields adopted a plan to balance the group's asset portfolio worldwide. This plan involved a focused approach on three pillars; brown fields development, acquisitions and increased green fields exploration.
The objective was to add an additional 1.5 million ounces per year of annual production from international sources and to increase our exposure to, effectively,
US dollarised economies. This would increase the group's annual production to more than 5.8 million ounces and balance the production profile from South African and other international sources.
We are, currently, nearly two thirds of the way toward achieving this strategic goal. Brown fields expansions are expected to add an additional 200,000 ounces per annum at Tarkwa and 100,000 ounces per annum at St Ives. Our development projects in Finland and, subject to the completion of the Cerro Corona acquisition in
Peru, could add a further 450,000 ounces (of PGE and gold) at Arctic Platinum and if acquired 350,000 ounces (gold equivalent) per annum at Cerro Corona. If these projects are all successfully implemented, they would add more than 1.0 million ounces of annual gold production to Gold Fields' account.
The Exploration Division was also very active in acquiring additional projects. These are focused, by necessity, in the early stages of project development because of the prolonged decline in exploration spending worldwide. To leverage these activities, we have completed a number of equity placements and joint venture option agreements with junior mining companies that have gained us exposure to developing assets.
We are also committed to the sustainable development of precious metal assets. In a depleting resource business such as mining, this means focusing on environmental and social impacts in the immediate and nearby areas of our operations. Our environmental management worldwide is dedicated to a philosophy of best practice.
Our operational mines are certified in terms of ISO 14001 and we are a founding member of E3, Environmental Excellence in Exploration. The group's provision for the well-being of its employees and its commitment to the social interests of local communities will continue as Gold Fields expands internationally.
Exploration Projects
The exploration strategy of funding junior exploration companies by means of equity placements with concomitant rights to joint venture key projects has again proved extremely beneficial this year. Acquiring stock in a rising gold market has
Exploration and new business development
Exploration geochemical sampling, Central Victoria Project, Australia
Exploration drilling on Lake Lefroy, St Ives, Western Australia
Inspecting a drill rig, Dayhuangzi Village, Shandong, China

proved an effective way to fund the costs associated with
exploration deals. This strategy also helps to mitigate
the startup cost of entering new political jurisdictions.
Updates on the most significant of these projects are
given below.
Orezone Resources Inc (OZN: TSX listed)
Burkina Faso
Gold Fields and Orezone continued with the second
year of exploration on the Essakan property in north
eastern Burkina Faso. Since inception, the joint venture
drilled approximately 35,000 metres and released its first
independent resource estimate of 2.2 million ounces at
the Essakan Main Zone target. In addition, several other
targets were tested on the project including Essakan
North, Falangountou and Sokadie, as well as potential for
low grade, high tonnage heap leach potential at Gossey
and Korizena. A very aggressive exploration programme
has begun with an objective of increasing Mineral
Resources to the 4.0 million ounce level at which time
a pre-feasibility study will be completed. Gold Fields
has completed expenditure of US$3.0 million toward its
US$8.0 million earn-in to acquire a 50 per cent interest.
It can then earn an additional 10 per cent (60 per cent
total) interest by funding a Bankable Feasibility Study. At
Orezone's election, Gold Fields could earn an additional
10 per cent (70 per cent total) interest by providing
project financing, or, alternatively, the parties would
contribute pro rata (60 per cent GFL: 40 per cent OZN)
toward development.
Committee Bay Resources (CBR: TSX listed)
Canada
During July 2004, Gold Fields completed its earn-in of
an initial 55 per cent interest in the Committee Bay
joint venture by having expended US$5.0 million. The
focus of this programme has been threefold: drill testing
known targets, developing new drilling targets and land
acquisition. One of the known targets, Three Bluffs, has
received the bulk of drilling attention and could have its
first Mineral Resource estimate by the end of 2004. The
objective of the summer 2004 drilling programme is to
test three additional targets and to generate another three
potential drill targets.
Bibiani Project (100% Gold Fields)
Ghana
Gold Fields has drilled three targets that it defined in the
Bibiani-Sefwi Belt of southwestern Ghana. Two of these
prospects, Mampehia and Tanaso, have yielded significant
results. To date, approximately 25,000 metres of drilling
has been completed and an initial Mineral Resource study
is being undertaken at Mampehia. This prospect is located
less than 15km from the proposed mill at Newmont's
Ahafo project in the same belt.
Medoro Resources Ltd (MRL: TSX listed)
In April 2004, Gold Fields completed a joint venture
option with Bolivar Gold Corp who had signed an
agreement with Gold Mines of Sardinia to earn a
70 per cent interest in the Monte Ollasteddu prospect
in southeastern Sardinia. Gold Fields may, in terms of
the joint venture, elect to earn up to 60 per cent in the
project by completing a bankable feasibility study. In
addition, Gold Fields has made an equity investment in
Medoro, which has recently completed a merger with
the remaining entity, being Gold Mines of Sardinia.
After a lengthy permitting process, drilling commenced
during August 2004. This grass roots discovery was made
approximately four years ago and represents a significant
new style of gold mineralisation in Sardinia.

Mineral Resources and Reserves

Overview

Mineral Resources and Reserves represent the fundamental foundation of our company value and effective orebody management is an essential component of operational excellence along the value chain. Gold Fields' Mineral Resource and Reserve strategy is to ensure consistency and integrity in reporting and to continue to pursue growth through exploration, acquisition and sustained delivery of value. Despite a decrease across all the South African operations, attributable Mineral Resources (exclusive of Essakan and Cerro Corona) have decreased by only 4.7 million ounces or 2.4 per cent from 195.3 to 190.6 million attributable ounces, including the Arctic Platinum Project. Attributable Reserves (exclusive of Essakan and Cerro Corona) have fallen by 6.0 million ounces or 7.3 per cent to 75.6 million ounces, net of an annual attributable depletion of 4.5 million ounces.

Mineral Reserve growth from the international operations was offset by reductions from all three South African mines as a direct result of the reduced gold price (R90,000/kg versus R95,000/kg), a 2.9 million ounce depletion, closure of Kloof 9 shaft (1 million ounces) and a 2.7 million ounce decrease in below infrastructure ounces at Driefontein.

The Mineral Resource and Reserve figures are derived from a rigorous strategic and operational planning process that is embedded at each of its operating mines. They are estimates derived for the entire life-of-mine and will be affected by fluctuations in the US dollar gold price, exchange rates and short to medium-term operating factors that influence production.

Gold Fields reports its Mineral Resources and Reserves in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code). The code sets out the minimum standards, recommendations and guidelines for the public reporting of exploration results, Mineral Resources and Reserves. The main principles governing the operation and application of the SAMREC Code are transparency, materiality and competence.

The code has been incorporated into the rules of the JSE Securities Exchange South Africa regarding listing requirements and continuing obligations. Gold Fields has written an additional internal code of practice that takes cognisance of the diverse nature of its operations and considers the requirements of all internationally recognised codes including industry Guide 7 as interpreted by the staff of the US Securities and Exchange Commission (SEC).

SRK Consulting (SRK) has audited the Mineral Resources and Reserves (2004) for all operating mines in South Africa, Ghana and Australia. SRK consider the statements presented herein to be materially compliant with the terminology and definitions of the SAMREC Code. Snowden Mining Industry Consultants undertook the 2004 Mineral Resource estimation study at the Arctic Platinum Project in Finland, and the Resource estimate is classified in accordance with the JORC code. SRK assisted with the estimation study for part of the SK Reef at APP. The Essakan Mineral Resource estimate in Burkina Faso has been generated in conjunction with SRK and in accordance with the guidelines set out in National Instrument 43-101, SRK also acted as the independent consultant as defined therein. The Cerro Corona figures as presented in this report represent an update of the definitive feasibility study completed by GRD Minproc in 2001. The F2004 estimate has been remodelled and optimised for a US$400/oz pit shell by Norwest Corporation.

Silo, Beatrix 1 Shaft gold mine,
South Africa

Headgear, Beatrix 1 Shaft gold mine, South Africa

Gold pouring, Kloof gold mine,
South Africa

The following price assumptions were used as a basis for estimation in this declaration

Resource Price

Reserve Price

F2004

Assumption

Assumption

South Africa*

R115,000/kg

R90,000/kg

Ghana*

US$400/oz

US$350/oz

Australia*

A$650/oz

A$580/oz

F2003
South Africa*

R115,000/kg

R95,000/kg

Ghana*

US$400/oz

US$325/oz

Australia*

A$650/oz

A$580/oz

*

Assumed gold prices are in accordance with the US Securities and Exchange Commission (SEC) and approximate to historical three year average commodity prices and exchange rates.

Salient highlights

• South African operations have undergone exhaustive

strategic and operational re-planning at the reduced gold price, with a resultant increased attrition on the Mineral Resource to Reserve conversion, to ensure maintenance of acceptable margins.

• Exploration programmes continued with expenditures

for F2004 in excess of R62 million at Kloof, Beatrix and Driefontein. Exploration is multi-faceted and is a combination of surface, underground drilling and seismic surveys to probe future mining extensions, secondary ore mining potential and understanding structural complexity and values.

• The exploration campaign has provided significant

material improvement to the Mineral Resource modelling at all three South African mines and has greatly reduced geological and evaluation risk inherent to the below infrastructure projects at Kloof.

• International operations have contributed to growth of

the Mineral Reserve base by an additional attributable 3.7 million ounces for an increase to 14.9 million ounces, primarily from a total increase of 4.9 million ounces equating to a 50 per cent growth at Tarkwa. Depletion for the year was 1.6 million ounces.

• Permanent project teams appointed in F2004 at Kloof

and Driefontein have compiled detailed feasibility studies into accessing ounces below infrastructure. The projects targeting expansion through Driefontein 5 shaft and Kloof 4 shaft are both viable at R90,000/kg and a 6 per cent real discount rate.

• The cost benefits from the change to owner mining at

Tarkwa and the improved recoveries anticipated from the new milling infrastructure have been used in the Mineral Resource and Reserve estimates. The Tarkwa mill is planned for completion by December 2004 and the conversion to owner mining by September 2004.

• The construction of a new plant at St Ives is well

advanced and completion is expected in December 2004. The mining opportunities from reduced processing costs and improved recoveries have been taken into account in the current Mineral Resource and Reserve disclosure.

• Exploration expenditure at St Ives was maintained at

US$20.3 million to create medium to long-term mining flexibility. The exploration strategy has been focused on the Central Corridor of tenements, with 90 per cent of expenditure in five key areas (Greater Revenge, Neptune, Greater Victory, Argo and Greater Intrepide) over the last 2 years. This strategy has been successful in discovering sufficient Mineral Resources to justify the construction of a new and larger mill. Discovery and conversion to Mineral Reserves for F2004 amounted to 0.7 million ounces inclusive of depletion. The expenditure allocation going forward will be approximately 70 per cent on Mineral Resource conversion to Reserves and 30 per cent for exploration on new and early stage targets.

• Brown fields exploration programmes continued at all

the international operations and are reported on below.

Exploration Expenditure International Operations

F2004

F2004

(US$m)*

(metres drilled)

Tarkwa

0,956

10,568

Damang

2,741

21,370

St Ives

20,288

304,250

Agnew

6,319

80,200

Total

30,304

416,388

• The Damang Extension Project (DEP) was set up

to trace the extension of the conglomerate reefs southwards into the Tarkwa Operation and to delineate hydrothermal type orebody opportunities. It was successful in adding Mineral Reserves for Rex, Tomento and Amoanda. The DEP team is continuing to explore other targets within the mine lease.

• Agnew has successfully extended its life-of-mine

primarily through converting the Songvang Mineral Resource to Reserve.

• Gold Fields have full ownership of the Arctic Platinum

Project (APP) post the US$31 million acquisition, in cash and stock, of the 49 per cent previously owned by Outokumpu. A total of 31,000 metres was drilled at APP during F2004, and thus increased the Indicated Resources by 2.3 million ounces. Total Mineral Resources including the SK Reef stand at 168.3 million tons, containing 12.6 million ounces at a grade of 2.33 2PGE+Au, including 0.33 million tons copper and 0.14 million tons nickel.

A summary year-on-year reconciliation of the Mineral Resource and Reserve statement is shown in the Mineral Resource and Reserve supplement to this report.

*R6.90 : US$; A$1.43 : US$.

Million ounces
20
18
16
14
12
10
8
6
4
2
0
-10%
-5%
US$350/oz
5%
10%
Tarkwa
Damang

Million ounces
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
-10%
-5%
A$580/oz
5%
10%
St Ives
Agnew

Million ounces
70
60
50
40
30
20
10
0
-10%
-5%
R90 000/kg
5%
10%
Driefontein
Kloof
Beatrix

Summary of GFL Mineral Resource and Reserve Statement for year ended June 2004
Mineral Resources and Reserves
(continued)
Mineral Resources
Mineral Reserves
Attributable
F2004
F2003
F2004
F2003
F2004
Tons
Grade
Gold
Gold
Attributable
Tons
Grade
Gold
Gold
Resource
Reserve
GOLD
(Mt)
(g/t)
(`000 oz)
(`000 oz)
%
(Mt)
(g/t)
(`000 oz)
(`000 oz)
(`000 oz)
(`000 oz)
Driefontein
124.9
11.3
45,413
52,616
100
101.3
7.3
23,617
27,102
45,413
23,617
Kloof
194.3
13.6
84,646
86,979
100
93.0
9.1
27,265
31,092
84,646
27,265
Beatrix
114.6
6.0
21,983
23,069
100
57.6
5.3
9,804
12,186
21,983
9,804
SA Operations
433.8
10.9
152,043
162,664
251.9
7.5
60,686
70,380
152,043
60,686
Tarkwa
#
411.6
1.5
20,160
22,309
71.1
351.5
1.3
14,730
9,828
14,334
10,473
Damang
#
35.1
1.6
1,829
1,516
71.1
20.2
1.3
862
919
1,300
613
St Ives
97.3
2.5
7,680
7,295
100
30.3
3.1
3,068
2,989
7,680
3,068
Agnew
16.1
5.2
2,676
2,198
100
4.5
4.9
712
535
2,676
712
International Operations
560.1
1.8
32,345
33,318
406.5
1.5
19,372
14,271
25,990
14,866
Total GFL
993.9
5.8
184,388
195,982
658.4
3.8
80,058
84,650
178,033
75,552
2PGE
2PGE
2PGE
PLATINUM
Tons
+ Au
+ Au
+ Au
Attributable
Tons
Grade
Gold
Gold
Resource
Reserve
GROUP ELEMENTS
(Mt)
(g/t)
(`000 oz)
(`000 oz)
%
(Mt)
(g/t)
(`000 oz)
(`000 oz)
(`000 oz)
(`000 oz)
Arctic Platinum Project
168.3
2.3
12,601
12,213
100
--
--
--
--
12,601
--
Total GFL Precious Metals
1,162.2
--
196,989
208,195
658.4
3.8
80,058
84,650
--
--
Total Attributable to GFL
1,033.1
--
190,634
195,325
551.0
4.3
75,552
81,544
190,634
75,552
Tons
Grade
Gold
Gold
Attributable
Tons
Grade
Gold
Gold
Resource
Reserve
Projects:
(Mt)
(g/t)
('000oz)
('000oz)
%
(Mt)
(g/t)
('000oz)
('000oz)
(`000 oz)
(`000 oz)
Essakan (Main Zone)
#
(@1.0g/t Au cut-off)
34.9
2.0
2,200
--
60
--
--
--
--
1,320
--
Cerro Corona*
#
170.4
0.8
4,619
--
80.7*
65.2
1.1
2,388
--
3,728
1,927
Total Projects
#
205.3
1.0
6,819
--
65.2
1.1
2,388
--
5,048
1,927
This statement includes Mineral Resources for Arctic Platinum, Essakan and Cerro Corona and more detailed information is to be found in the Mineral Resource and Reserve supplement to the annual report
*
In December 2003, Gold Fields entered into an agreement to acquire an effective 80.7 per cent economic interest in the Cerro Corona Project in Peru.
**Mineral Resources based on US$400/oz and Mineral Reserves on US$275/oz gold prices.
#
100%
Mineral Reserve Sensitivity
Sensitivity of the Mineral Reserve of Gold Fields' operating mines is shown at gold prices up to 10 per cent above and below that used in the base case. South African operations specifically exclude surface Mineral Reserves, while the international operations specifically include operational stockpiles.
With a 5 per cent reduction in gold price both Kloof below infrastructure projects became non-viable and at a
10 per cent reduction the Driefontein drop-down project becomes uneconomic. This is based upon the project break even gold prices at 6 per cent real discount rate.
South African operations
reserve sensitivity
-
Ghanaian operations
reserve sensitivity
-
Australian operations
reserve sensitivity
-

Competent persons:
Competent persons, designated in terms of the SAMREC
Code and taking responsibility for the reporting of Gold
Fields Mineral Resources and Reserves are:
• Craig Nelsen - Executive Vice President: Exploration
(BA (Geology) M.Sc), 28 years experience
• Terence Goodlace - Senior Vice President: Strategic
Planning (NHD - Mining, BComm, MBA), 25 years
experience
• Tim Rowland - Senior Consultant, Mineral Resource
Management (B.Sc - Geology, M.Sc - Mineral
Exploration, GDE - Mining Engineering), Registered
Natural Scientist (Reg. No. 400122/00), MGSSA,
19 years experience
The named employees are permanent employees of
Gold Fields.
Note:
A detailed breakdown of the Mineral Resources and
Reserves, together with shareholders' plans of the
operations is available in a supplementary document
that accompanies the annual report, or may be
downloaded from the Gold Fields website (www.
goldfields.co.za/www.gold-fields.com) as a pdf file
using Adobe Acrobat Reader. Rounding of figures in this
report and in the supplementary documents may result
in minor computational discrepancies.
Summary of Gold Fields Mineral Resource and Reserve Statement for year ended June 2004.
Resource
Reserve
Block
Mill
Head
Tons
Grade
Gold
Tons
Grade
Gold
GOLD
(Mt)
(g/t)      (`000 oz)
(Mt)
(g/t)      (`000 oz)
Driefontein Measured
44.2 12.5 17,759 Proved 29.4 8.1 7,621
Indicated (AI) 24.8 13.1 10,417 Probable (AI) 27.2 8.2 7,150
Indicated (BI) 43.2 12.0 16,726 Probable (BI) 32.0 8.1 8,335
Total Underground 112.2 12.4 44,902 Total Underground 88.6 8.1 23,106
Indicated Surface 12.7 1.3 511 Probable Surface 12.7 1.3 511
Grand Total
Grand Total
(surface & underground)
124.9
11.3
45,413
(surface & underground)
101.3
7.3
23,617
Kloof Measured
54.7 15.2 26,662 Proved 17.4 10.3 5,786
Indicated (AI) 46.3 12.2 18,094 Probable (AI) 25.2 8.5 6,885
Indicated (BI) 64.4 19.0 39,345 Probable (BI) 36.8 12.0 14,253
Total Underground 165.4 15.8 84,101 Total Underground 79.4 10.5 26,924
Indicated Surface 28.9 0.6 545 Probable Surface 13.6 0.8 341
Grand Total
Grand Total
(surface & underground)
194.3
13.6
84,646
(surface & underground)
93.0
9.1
27,265
Beatrix Measured
25.5 6.4 5,275 Proved 19.0 5.2 3,198
Indicated (AI) 50.0 7.3 11,755 Probable (AI) 33.9 5.7 6,185
Indicated (BI) 26.3 5.7 4,782 Probable (BI) 2.0 5.6 362
Total Underground 101.8 6.7 21,812 Total Underground 54.9 5.5 9,746
Indicated Surface 12.8 0.4 171 Probable Surface 2.7 0.7 58
Grand Total
Grand Total
(surface & underground)
114.6
6.0
21,983
(surface & underground)
57.6
5.3
9,804
SA Operations
433.8
10.9
152,043
251.9
7.5
60,686

Mineral Resources and Reserves
(continued)
Resource
Reserve
Block
Mill
Head
Tons
Grade
Gold
Tons
Grade
Gold
GOLD
(Mt)
(g/t)      (`000 oz)
(Mt)
(g/t)      (`000 oz)
Tarkwa Measured
200.5 1.5 9,607 Proved 199.8 1.3 8,563
Indicated 187.3 1.4 8,207 Probable 147.7 1.3 6,052
Inferred 19.5 3.5 2,225
Sub Total 407.3 1.5 20,039 Sub Total 347.4 1.3 14,615
Measured Surface 4.3 0.9 121 Proved Surface 4.1 0.9 115
Grand Total
Grand Total
(surface & underground)
411.6
1.5
20,160
(surface & underground)
351.5
1.3
14,730
Damang Measured
6.4 1.5 311 Proved 2.6 0.9 85
Indicated 15.8 1.6 817 Probable 8.5 1.4 379
Inferred 3.8 2.5 303
Sub Total 26.0 1.7 1,431 Sub Total 11.1 1.3 464
Measured Surface 9.1 1.4 398 Proved Surface 9.1 1.4 398
Grand Total
Grand Total
(surface & underground)
35.1
1.6
1,829
(surface & underground)
20.2
1.3
862
St Ives Measured
2.0 3.7 239 Proved 1.8 3.5 203
Indicated 59.7 2.4 4,527 Probable 21.1 3.8 2,600
Inferred 28.2 2.9 2,649
Sub Total 89.9 2.6 7,415 Sub Total 22.9 3.8 2,803
Measured Surface 7.4 1.1 265 Proved Surface 7.4 1.1 265
Grand Total
Grand Total
(surface & underground)
97.3
2.5
7,680
(surface & underground)
30.3
3.1
3,068
Agnew Measured
0.6 14.5 299 Proved 0.4 14.9 180
Indicated 9.3 4.6 1,371 Probable 3.6 4.4 510
Inferred 5.7 5.4 983
Sub Total 15.6 5.3 2,654 Sub Total 4.0 5.3 690
Measured Surface 0.5 1.4 22 Proved Surface 0.5 1.4 22
Grand Total
Grand Total
(surface & underground)
16.1
5.2
2,676
(surface & underground)
4.5
4.9
712
International Operations
560.1
1.8
32,345
406.5
1.5
19,372
Total GFL
993.9
5.8
184,388
658.4
3.8
80,058

2PGE
2PGE
Mill
Head
PLATINUM
Tons
+ Au
+ Au
Tons
Grade
Gold
Group Elements
(Mt)
(g/t)       (`000 oz)
(Mt)
(g/t)       (`000 oz)
Arctic Platinum 168.3 2.3 12,601 -- -- --
Total Precious Metals 1,162.2 -- 196,989 658.4 3.8 80,058
Total Attributable
to Gold Fields
1,033.1
--
190,634
551.0
4.3
75,552
Tons
Grade
Gold
Tons
Grade
Gold
Projects:
(Mt)
(g/t)
('000oz)
(Mt)
(g/t)
('000oz)
Essakan (Main Zone)
34.9 2.0 2,200 -- -- --
(@1.0g/t Au cut-off)
Cerro Corona*
170.4 0.8 4,619 65.2 1.1 2,388
Total Projects
205.3 1.0 6,819 65.2 1.1 2,388
*Mineral Resources based on US$400/oz and Mineral Reserves on US$275/oz gold prices.

Strategy
Gold Fields subscribes to the definition of sustainable development proposed by the Brundtland commission of 1987.
"Sustainable development is development that meets the needs of present without compromising the ability of future generations to meet their needs."
1987 Brundtland Commission
In 2002 Gold Fields embarked on a sustainable development strategy modelled on the Mining Minerals and Sustainable Development Project
(MMSDP) initiated by the Global Mining Initiative.
The strategy is aimed at introducing sustainable development as a key business imperative into every facet of business decision making throughout the organisation and consists of the following four steps:
Step 1:
Developing an understanding of sustainable development, and how it relates to business decision-making throughout the organisation.
Step 2:
Developing organisational policies, processes and structures for the effective incorporation of sustainable development into the corporate governance, strategic planning, operational and reporting activities of the organisation.
Step 3:
Building capacity for sustainable development at all levels in the organisation.
Step 4:
Pursuing cooperation and partnerships towards sustainable development at a local, national and international level.
In order to facilitate the effective implementation of the strategy within the organisation, Gold Fields has established a Sustainable Development Steering
Committee, to ensure group-wide engagement and participation, chaired by the Senior Vice-President Strategic Planning. The Steering Committee
co-ordinates and promotes all sustainable development activities throughout the Group.
Our approach to sustainable development
Sustainable
Development
Steering
Committee
Gold
Fields
Board
Operations
Management
Guiding
Framework
Reporting

Stakeholder Engagement
Gold Fields Value:
Partner with external parties where common values
and combined strengths of our organisations will
result in mutual benefit.
We recognise that dialogue with our stakeholders provides
us with an opportunity to develop mutually beneficial
relationships that embrace honesty, integrity and fairness. This year our interactions have increased substantially with all levels of management taking an active role in debate and dialogue
with our stakeholders.
We are committed to improving the level of understanding
and trust between our operations and our stakeholders.
In addition to regular meetings, briefings, presentations,
advertising and other communication, all this information
is also freely available on the company's website: www.
goldfields.co.za or gold-fields.com.
Our stakeholders
Interactions
Shareholders and
investors
• Regular personal interactions and
briefings
• Quarterly presentations
• Email and website communication
• Annual general meetings and
annual report
• Roadshows
• Investor surveys
Employees • Monthly newspapers
• Employee representative structures
• Annual employee surveys
• Quarterly presentations at all
operations
• Letters from the CEO's desk
Our stakeholders
Interactions
Government
authorities
• Local council forums, structures
and processes
Labour unions and
associations
• Health & safety, environment,
employment equity forums
• Quarterly presentations and
workshops.
Media • Annual reports
• Quarterly presentations
• Email and website communication
Communities and
community-based
organisations
• Participation in community
forums, structures and processes
• Partnerships on community
initiatives
• Consultation on new project
developments
Civil society and
non-governmental
organisations
• Participation in civil society
structures, forums and processes
• Email and website communication
• Memberships of various civil
society organisations
Customers and
suppliers
• Regular communication notices
• Operational communication
processes
• Regular supplier workshops

Our approach to sustainable development
(continued)
Health and safety
Gold Fields Value:
We strive to achieve and maintain outstanding health and safety performance through the participation of all employees and the application of safe, innovative processes and technologies, within a framework of full compliance.
The management of risk forms the corner stone of a good and effective health and safety programme. At Gold Fields we manage risk in order to control, and where possible eliminate, hazards in the working environment. Over the past five years we have achieved sustainable improvements in health and safety through this approach.
A comprehensive external review of our Full Compliance health and safety management system is currently being undertaken in South Africa and Ghana, and will be completed by
June 2005. The assessment is being conducted using the Occupational Health and Safety
Assessment Series (OHSAS) 18001 as a guideline. The Australian operations have already been certified OHSAS 18001, through the Australian Standard 4801.
Full Compliance health and safety programme
The Full Compliance Health and Safety Programme, which is the Group-wide standard for the management of occupational health and safety in Gold Fields, aims to achieve the elimination of all fatal accidents at all Gold Fields operations; a 50 per cent reduction in all accident rates over five years; including maintaining a safe and healthy working environment at all times through quality training, good practice and employee commitment. The initiative has the broad support of all labour unions and associations, individual employees and management. In South Africa it also enjoys the full support of the Mines Health and Safety Inspectorate of the Department of Minerals and Energy.
Emergency preparedness: Proto team members
Safety millionaires, Beatrix 4 shaft,
South Africa

Full Compliance Performance in South Africa to June 2004
Aspect
Performance
Future Action in F2005
Leadership and Goals
There was an overall improvement in
safety performance.
• FIFR = 16%
• LDIFR and SLFR = 25%
• DLFR = 29%
• Tripartite Task Team established
to review the health and safety
management system.
Values and Standards • Common group strategy and
guidelines established for all major
hazards and critical practices.
• Audits to be conducted on quarterly
basis to facilitate compliance.
Selection, Placement,
and Training Programmes
• On the job training and coaching
practised at all operations.
• Critical tasks identified.
• Management reviews and TIMS
introduced.
• Man-Job specifications to be
established to improve "fit-for-the-
job" practices.
Communication • Weekly, monthly and quarterly reports
are completed.
• Meetings held per set schedules. • Palladium introduced.
• Business objectives will be introduced
for management information.
• Palladium to be extended to Australia
and Ghana.
Emergency Procedures • All emergencies identified and
documented.
• Ongoing emergency simulations.
• Review of management systems
based on OHSAS 18001 audit
recommendations.
Inspections, Observations and
Engineering Controls
• Shift boss log-books developed and
training provided for their use.
• Stop-fix and continue introduced.
• Miners' log-books to be developed,
training and on the job coaching to be
conducted.
• Shift boss logbook to be reviewed
Performance Measurement and Monitoring
• Safety awards introduced and
implemented at operational level.
• Safety awards to be rolled out to
include teams and individuals.
Investigations and Corrective Action • All fatal accidents investigated at operational and corporate level.
• Monthly follow-ups on
recommendations and site audits to be conducted.
Review Programmes • Internal and external audits conducted.    • Establish an internal audit team.
• Conduct internal audits on
international operations.
Health and safety in Australia
The Australian operation's safety and health system seeks to sustain optimum risk management, risk behaviours and a safety culture by:
• Prioritising safety and health in the workplace;
• Integrating safety and health in the normal business process;
• Encouraging safe behaviour in normal work processes;
• Developing work place relationships and culture to promote individual accountability for environmental health and safety outcomes; and
• Effectively managing risks so as to identify the systems, resources and programmes required to enable the company to achieve optimal performance in health and safety.
Full compliance in Ghana
Health and Safety management in Ghana is currently under review in an effort to align this system with OHSAS 18001 standard.
Certification of the health and safety programme in Ghana is planned for F2005.

Fatal Injury Frequency Rate
(per million hours worked)

0.5
0.4
0.3
0.2
0.1
0
2000
2001
2002
2003
2004

Agencies of fatal accidents F2004

3%
3%
5%
8%
3%
3%
50%
25%
Fall of ground
Trucks & Tramming
Seismicity
Drowning
Blasting
Electricity
Mudrush
Aqua jet

Days Lost Frequency Rate
(per million man hours worked)

PAGE 52
GOLD FIELDS

Our approach to sustainable development
(continued)
Managing our safety
An integrated, computerised health, safety and risk management system, Palladium, has been fully implemented across the South African Operations. Palladium integrates occupational safety, occupational hygiene and occupational medicine.
Safety performance
Fatal Injury Frequency Rate
In the year to June 2004, 37 employees lost their lives as a result of 34 mining related
accidents.This reflects an unacceptable fatal injury frequency rate (FIFR) of 0.27 per million man-hours worked when compared with 0.23 for the previous year. One employee lost his life in a trucking accident at Tarkwa with the balance being at the South African operations. One non-mining fatal accident occurred at the Living Gold Rose project. No fatalities were recorded at our Australian operations.
The board and management of Gold Fields have extended their sincere condolences to the families, friends and co-workers of our colleagues who lost their lives during the year.
All fatal accidents are totally unacceptable and serve to strengthen our resolve to achieve our goal of eliminating all such accidents.
Falls of ground (FOG) continue to be the main cause of fatal accidents (75 per cent) at our
South African operations. Fifty percent of all fall of ground accidents were gravity related and 25 per cent were related to seismic events. We aim to reduce fall of ground accidents with the revision and the ongoing implementation of a Code of Practice on Prevention of
Falls of Ground, improved mine design, effective hazard identification and risk assessments.
It is a Gold Fields business imperative to continuously review and improve our systems on the basis of new information gathered from internal and external investigations, and as it pertains to current legislation.
During the year under review a concerted effort was made to reduce the likelihood of multiple fatal accidents, which has resulted in a reduction of the severity ratio of such incidents from 1.23 last year to 1.09 this year.
Days Lost Frequency Rate
Time lost as a result of accidents as measured by the days lost frequency rate (DLFR), improved by 3.5 percent from 425 to 410 per million man-hours worked.
Lost Day Injury Frequency Rate
The lost day injury frequency rate (LDIFR) for the group remained at 14 per million man-
hours worked, which is unchanged from the previous year. This year-on-year performance is unacceptable.

Managing a healthy environment
During the year under review the management of health,
safety and risk management was integrated into a single
management process. At the South African operations more
than 600 such integrated and issue-based risk assessments
were conducted to identify potentially hazardous situations
and activities.
A baseline risk assessment, completed at the Ghanaian
operations, identified a number of health hazards. Monitoring and control measures have been introduced and implemented.

The major health hazards associated with the group's operations are thermal stress, noise, airborne pollutants and radiation.

Codes of Practice have been compiled for thermal stress,
noise and airborne pollutants. Both the Thermal Stress and
Airborne Pollutant Codes were audited and subsequently
revised. A Code of Practice on Noise was prepared and
introduced at the South African operations. At St Ives and
Agnew in Australia, healthy lifestyle programmes are being
introduced to complement this code.
Thermal stress
Mining at South African operations takes place at an average depth of 2,056 metres, where virgin rock temperature is
approximately of 40.5°C. At all underground operations in
South Africa the target is to reduce the ambient temperature in working areas to below 28.5ºC. To achieve this a special
project, Project 28.5ºC, was launched. This project entails
a strategic review of all ventilation, refrigeration systems, strategies and processes at all shafts and, where required
capital expenditure to remedy problem areas. The group
target for air velocities in stoping and development end is
0.25m/sec. All operations monitor the distribution of air in stoping and development areas daily against the group target.
The average wet bulb temperature for the group is currently
28.7°C in stopes and 27.8°C in development ends. (2003,
28.9°C for stopes, 28.4°C for development ends). During
the year under review a total of 750 stope panels and
370 development ends were ventilated.
In Australia, St Ives has increased underground production
volumes and underground temperatures are measured at
20.9ºC. With better management of the available resources,
the specific cooling power has increased to 440 watts per
square metre. New primary ventilation circuits have been
designed for two of the current mining areas and one future
mining area.
Noise
A full audit of the Gold Fields Code of Practice on Noise,
introduced at the South African operations during the year,
will be conducted in the next financial year. A detailed
best practice guideline is being prepared for the control of noise induced hearing loss (NIHL), to facilitate continuous
improvement as required by the Full Compliance programme.
Both Agnew and St Ives have introduced a hearing protection
programme as part of their comprehensive occupational health programme. All instrumentation required for self-management
of the programme is on site and will be implemented at the
end of the first quarter of 2005. The culture of the workforce is exemplary in the use of hearing protection.
Airborne pollutants
Efficient protection of employees against airborne pollutants is dependent on effective risk management. For all
underground mining activities, ventilation, suppression and
filtration systems are used to control airborne pollutants.
The average dosage rate for the South African operations is
Lost Day Injury Frequency Rate
(per million man hours worked)
1998
30
25
20
15
10
5
0
2004
1999
2000
2001
2002
2003

Our approach to sustainable development
(continued)
0.035 mg/m
3
against a threshold of 0.1 mg/m
3
set by the South African Department of
Minerals and Energy.
A programme to monitor personal exposure to airborne pollutants is being implemented at our Ghanaian operations and is in place at all our other operations. A full review of the programme to reduce airborne contaminants completed in Australia, has led to the implementation of a revised code of practice, based on the South African standards.
The Australian operations will begin to conduct all monitoring internally. Investigations indicate that the dust concentration is 0.01mg/m
3
at St Ives (threshold 0.1). The
programme on the management of silica-dust concentration will be further developed and will include action plans and standards for implementation at all operations.
Radiation
The average exposure of the total underground workforce on our South African operations, from all exposure pathways, is less than 5 milliSievert per annum, measured against an averaged pemissable upper limit of 20 milliSievert per annum. Continuous monitoring ensures that these levels are maintained or reduced where possible.
Emergency preparedness and response
Procedures have been developed to deal with emergencies such as fires, methane explosions and flooding. Compliance is monitored on a monthly basis. Emergency personnel are readily available for emergency conditions and regularly simulate evacuation exercises.
Fire protection
At the South African operations, there are approximately 740 equipped underground refuge chambers to which physical escape drills are conducted on a monthly basis during simulated emergency situations. The success of these exercises was demonstrated in that a total of 958 employees escaped successfully to refuge chambers during actual fire emergencies without any casualties or serious injuries. A total of 27 incidents of fire were reported in F2004.
• On 3 November 2003 sixteen workers at Kloof 2 shaft donned their Self Contained Self
Rescuers after a cable in the shaft blew. They assembled in the refuge chamber and were rescued once the smoke dissipated.
• On 4 November 2003, 208 employees at Kloof 4 shaft had to escape after timber in a cable pocket in the shaft caught fire.
• On 15 December 2003, 734 people at Driefontein 6 shaft assembled in refuge chambers after a piece of redundant conveyor belt caught fire in an intake airway during flame cutting operations.
Inspecting pipeline, No. 1 gold plant Driefontein
gold mine, South Africa
Plant supervisor and Section engineer
on the heap leach dumps,Tarkwa gold
mine, Ghana
Fridge plant operator, Driefontein gold
mine, South Africa

A total of 219 Self Contained Self Rescuers were used during these emergencies. No major fires occurred at the Australian and Ghanaian operations.
The group places great emphasis on protecting employees
from fires, especially in the underground environment.
Occupational medicine
This discipline works closely with safety and occupational
hygiene to enable a holistic approach to occupational health and risk assessment issues at our operations in South Africa,
Ghana and Australia. This coordination is being increasingly facilitated by the Palladium occupational health and safety
database system.
A comprehensive medical surveillance and fitness for work
programme is in place across the group. In South Africa,
medical surveillance is provided at well equipped and
professionally staffed occupational health centres, each
of which has a dedicated occupational health physician.
External service providers perform the medical surveillance
at the group's international operations.
A total of 59,355 medical examinations were performed
in South Africa in F2004. In the gold mining industry
the principal occupational diseases are silicosis, cardio-
respiratory-tuberculosis (TB), noise-induced hearing loss
(NIHL), and chronic obstructive airways disease (COAD).
Incidence rates for silicosis and COAD have shown a slight
increase in the past year, partly due to increased awareness and improved screening techniques. NIHL has shown a
decline in F2004.
Tuberculosis remains the disease with the highest incidence, though may be showing signs of reaching a plateau. Against
a high background prevalence of TB in southern Africa,
the greatly increased incidence in the industry over the
past 10 years has been largely ascribed to the influence of
immune suppression caused by HIV infection.
The group's approach to TB management is based on
active surveillance to enable prevention, early detection
and prompt treatment for the patient while interrupting
the chain of transmission to families, fellow workers and
surrounding communities. Gold Fields continues to practise
directly observed therapy (DOT).
It is hoped to establish a TB step down treatment facility at the site of the group's disused hospital on the West Rand.
The facility will provide a more appropriate and healthy
environment for TB treatment. This project may provide
real opportunities for public private partnerships in TB
management.
Achievements
The following operating units in South Africa achieved a
million fatality free shifts during the financial year:
Mining operation
Achievement
Date
Beatrix 1 shaft (underground) 24 October 2003
Beatrix
1,2 & 3 shafts
(total mine) 11 November 2003
Beatrix 4 shaft (underground) 5 December 2003
Driefontein
4 shaft
(underground) 19 January 2004
Beatrix
1,2,3 &4 shafts
(total mine) 24 February 2004
Beatrix
1,2,3 &4 shafts
(underground) 19 March 2004
Beatrix
1,2 & 3 shafts
(total mine) 15 April 2004
Beatrix
1,2 & 3 shafts
(underground) 21 May 2004
Beatrix
1,2, 3 & 4 shafts
(total mine)* 3 June 2004
* Two million fatality free shifts
Safety awards
We continue to foster a competitive spirit in safety
performance.
Awards allocated this year include the following:
•
Best Improvement - shift loss frequency rates
- Driefontein gold mine;
• Lowest lost time injury frequency rate - including
underground and surface workplaces - Beatrix gold mine
• Lowest fatal injury frequency rate - including
underground and surface workplaces - Beatrix gold mine

Our approach to sustainable development
(continued)
Our people
Gold Fields Value
Gold Fields strives to attract, retain and develop to their full potential, high quality people and reward them for their achievement, commitment, innovation, teamwork and entrepreneurial contributions.
The people development strategy of Gold Fields is founded on attracting and retaining talent that strengthens our prospects for business success. Our long-term commitment to developing our people has seen a distinct correlation between improved people performance and business improvement.
Gold Fields is a major international employer. It provides direct permanent employment to approximately 43,000 employees in South Africa, 333 employees in Australia and
1,259 employees in Ghana.
Leadership and team development
We recognise that the development of a sustainable leadership pipeline is fundamental to ensure organisational growth. The Gold Fields Academy was highly active in facilitating the implementation of supervisory, management and leadership programmes during F2004. The programmes are intended to develop behavioural, supervisory and management competencies needed to fill our leadership pipeline. The management programmes are presented in conjunction with the leading business school in Africa -
University of Witwatersrand Business School. The Academy is also an accredited provider of supervisory courses for the Institute for Leadership and Management (ILM).
The management review process enables senior management to assess the strength of the leadership pipeline by operation and discipline, with Gold Fields Academy co-
ordinating the programmes to fulfil development needs arising from these assessments.
The objective is for each employee to be developed towards full performance in his or her current position, before moving to the next management level.
During the year, the Management Advancement Programme (MAP) was presented to
30 employees at middle management level and a New Managers Programme (NMP) was made available to 49 talented juniors in the organisation. Eighty employees completed the integrated supervisory and technical training programmes offered by the Institute for
Leadership and Management.
Visitor at Driefontein gold plant, South Africa
ABET students, Beatrix gold mine, South Africa
Pioneering women miners

Although our approach to management training is to
enhance the skills base over the longer term, short courses, such as coaching and mentoring, are offered to individuals to meet their personal development needs.
At lower levels, initiatives such as the Bompodi and
Eyethu projects at the South African operations are aimed
at improving the awareness of employees of business
fundamentals and teamwork. While the training and
development offered through these projects form an integral
part of the overall transformation of Gold Fields, it also
offers employees the opportunity to achieve new goals in
their personal development and preparing them for potential
careers after mining.
Managing our people
The Integrated Manager System (TIMs) was fully rolled out at the South African operations in June 2004. At a management
level this system ensures the fair performance appraisal and clear identification of targeted development needs of all
employees.
The group's Discipline Development Committees identify
talented individuals, in particular Historically Disadvantaged
South Africans (HDSAs), within each of the group's core
business disciplines and ensure that they have structured
career development plans that are closely monitored and
regularly reviewed.
Gender representation
The promulgation of the Minerals and Petroleum Resources
Development Act on 1 May 2004 has given greater impetus
to the need to increase the representation of women in the
group. Each operation is in the process of developing a plan to ensure that the aspirational target of 10 per cent women
(Mining Charter requirement) is achieved within the five-year timeframe in a manner which will:
• not compromise the health and safety of our female
employees or, in the case of pregnant women, that of their
unborn children;
• create a culture of non-discrimination and gender equality within the group;
• ensure the affirmation of women into positions in which
they can excel; and
• not be disruptive to our core business.
Employee relations
Gold Fields Value:
Promote constructive relationships in the workplace
and work with employees, trade unions and other
representatives in a spirit of mutual respect to achieve
common objectives.
Gold Fields seeks to be the employer of choice in all the
regions and countries in which it operates. It therefore seeks to treat each employee with dignity and respect at all times.
We continue to monitor company practices in relation to
child labour, sexual harassment, human rights and ethics
violations.
Management at the South African operations has maintained
a good working relationship with labour through regular
meetings with the recognised unions and associations at
branch and regional levels. Meetings have also been held
to disclose results and to discuss life-of-mine trends and
the future of the different operations. The emphasis has
been on relationship-building. During F2004 only one shift,
involving 1,128 employees at Kloof gold mine, was lost due
to industrial action.
At corporate level, senior management meets with the
leadership of the Gold Fields National Union of Mineworkers
(NUM) Shaft Steward's Council once a month. The NUM/
Gold Fields Plenary and the working groups dealing with
adult basic education, HIV/Aids, employment equity,
competency and job grading, housing and the social plan also meet regularly.
Employment Equity in South Africa
The group is committed to creating an enabling environment
for the empowerment of Historically Disadvantaged
South Africans, increasing their representation in senior
management ranks from 20 to 27 per cent against the
target for 2009 of 40 per cent, and in our group Executive
Committee from 10 to 30 per cent.

Our approach to sustainable development
(continued)
Percentage targets for HDSAs in South Africa
Occupational category
June
2002
June
2003
June
2004
June
2004
June
2008
Actual
Actual
Actual
Target
Target
Senior management 8 14 16 19 40
Professionals 47 56 56 50 57
Technicians and associated
professionals
37 45 48 41 50
Clerks 96 97 96 95 94
Service and sales 99 97 96 98 96
Craft and related trades 44 53 55 47 53
Plant and machine operators 100 100 100 99 97
In South Africa currently 82 per cent of our employees in the C band are HDSAs and are being developed to move into the next level. As at March 2004, 76 per cent of learnerships and 78 per cent of bursaries were awarded to HDSAs.
Gold Fields recognises the need to transform and address the inequalities of the past.
In addition, it acknowledges that the unions and associations have a vested interest in having the transformation process accelerated and therefore, its stated vision is to create a transformed Gold Fields reflecting the demographics of South Africa's skills labour market on all South African operations.
In South Africa, we have created a new Executive Committee position, Senior Vice
President, Human Resources and Transformation with the key strategic function of monitoring the process of employment equity. The incumbent, James Nkosi, will chair the newly established Gold Fields Transformation Committee on which our Black Economic
Empowerment partner, Mvela, will also be represented.
On 12 May 2004, our strategies relative to the group, the South African operations'
growth and the Mining Charter (people development, employment equity, housing and nutrition, community development and procurement) were presented to the branch, regional and head office officials of our recognised unions and associations. This was followed by a transformation summit on 30 June 2004 and 1 July 2004 during which representatives from the organised labour structures mentioned above were given an opportunity to contribute to the development of these strategies. These strategies are all being incorporated into the social plan documents for the various operations to form part of the group's submission to the Department of Minerals and Energy for the conversion of
"old order" mining rights into "new order" mining rights.
In South Africa, during F2004, a total of 201 claims related to wrongful termination, discrimination and sexual harassment as well as inquiries, investigations, grievance filings or other administrative hearings and employment practices were referred to the South
African Commission for Conciliation, Mediation and Arbitration and Labour Court. In only
10 cases were our operations found to be at fault.
Union and labour association
representation in South Africa (F2004)
(%)
70
60
50
40
30
20
10
0
NUM
UASA
Solidarity
Management profile* by gender
in South Africa
*
Management is defined in terms of Patterson grades and assumes designated D-level and above
700
600
500
400
300
200
100
0
2002
Male
Female
2003
2004
* Management is defined in terms of Patterson
grades and assumes designated D-level and above
Management profile* by race in
South Africa
White
Black includes African, Coloured and Asian
700
600
500
400
300
200
100
0
2002
2003
2004

Wherever we operate, we are committed to the development
of local management. In Ghana, we have programmes for
the development of local managers or specialists to replace, where appropriate, expatriate managers or specialists.
Fourteen Ghanaians currently occupy senior management
posts at the operations in Ghana.
Our employment equity strategy in South Africa is to:
• Set annual targets to be achieved in respect of each
level, by operation and discipline;
• Find the correct balance between internal and external
recruitment of HDSAs;
• Ensure that our people development strategies
concentrate on finding and developing HDSAs;
• Create space for HDSAs in management positions;
• Ensure the retention of talent through innovative
retention strategies; and
• Promote diversity in the company.
The human resources strategy for the Australian
operations includes a focus on the identification, training
and assessment of indigenous Australian people to fulfil
designated roles at the operating sites. This strategy includes:
• Developing a pool of indigenous people to fill posts at the
Australian operations;
• Assessing site norms, habits and rules to attract and retain indigenous people in the industry;
• Assisting with the education and retention of indigenous
youth in professional mining careers; and
• Promoting and retaining women in supervisory and
managerial positions.
Migrant labour
Gold Fields is committed to equal treatment of its staff and does not discriminate against foreign migrant employees.
At the South African operations, Gold Fields employs an
estimated 19,000 employees from the SADC region. The
wages, working hours, leave entitlements including sick and
family responsibility leave, provident fund provisions, medical incapacity benefits and other terms and conditions of
employment of foreign migrant employees are the same as
for South African employees. Furthermore, foreign migrants
are entitled to equal compensation for occupational injuries and diseases and are entitled to the same development
opportunities as South African employees.
Subject to South African immigration legislation, foreign
migrant employees are entitled to the same accommodation
opportunities as South African employees in respect of living quarters, living out allowances and married accommodation.
Housing and nutrition
During the year Gold Fields established the Dibanisani
Housing Institute to facilitate the development of residence type accommodation for employees that choose to live on
mine property.
For Gold Fields, maintaining a healthy life-style for all
employees contributes directly to the sustainability of our
business. Given the requirements of the Mining Charter and
our business imperatives, Gold Fields has embarked on a
two-year nutritional strategy to:
• Ensure nutritional standards for employees accommodated
in mine residences;
• Centralise the purchasing of foodstuffs to ensure
competitive pricing for quality food items;
• Upgrade existing dining rooms, kitchens and cooking
equipment; and
• Supervise and train catering staff to maintain group
standards.
Gross remuneration
A gross remuneration model has been implemented for
senior officials and corporate office staff and will be
extended to lower level officials, miners and artisans at
the South African operations, through negotiation with the
recognised unions and associations during the next year.
A medical scheme alternative for our lower level employees
and their dependants in South Africa is being developed to
further align conditions of employment.
The new Solit Gold Payroll and Human Resource system has
been implemented at all South African operations and offices except for the Beatrix mine and the Gold Fields hospitals.
Full implementation of the system will allow human resource
professionals to concentrate on the development of our
people.

Take Charge
Get Tested
Stay Well

HIV/Aids cost to company distribution 2004

46%
26%
18%
8%
2%

Health care ■ Lost production

HIV/Aids interventions (HIV Programme)

Absenteeism ■ Other

Our approach to sustainable development
(continued)
HIV/Aids
Gold Fields is committed to tackling HIV/Aids through a comprehensive strategy of prevention, treatment care and support. It is estimated the prevalence of the disease among the 43,000 employees on the group's South African operations is at a rate of
28.3 per cent. It is projected to reduce to around 22.7 per cent by 2017. Around Gold
Fields' operations in Ghana estimated community prevalence rates remain below
3 per cent. A fully trained HIV/Aids coordinator has been appointed at the Ghanaian operations to assist in the implementation of employee and community awareness and training programmes.
Our commitment to fighting the pandemic was underlined by the development and signing of the first HIV/Aids policy agreement in the mining industry between the company and recognised labour organisations on 12 December 2000. Based upon this foundation, the existing prevention, care and support and monitoring programme elements were improved upon and further innovations added.
A similar landmark achievement was the signing of the joint approval of the
Informed-Consented-Voluntary-Counselling-Testing and Wellness programme
(ICVCT&W) on 13 August 2002. In July 2003, Gold Fields' HIV/Aids programme was highly commended by the Global Business Coalition Against Aids, and placed among the top nine workplace programmes in the world. The group's Highly Active
Antiretroviral Therapy (HAART) programme was formally rolled out at the South
African operations and treatment of the first patients began on 5 January 2004.
Prevention
At induction centres and through training events, Gold Fields staff offer HIV education and awareness for all employees. A thousand trained peer educators and counsellors continually provide educational support for all employees.
46%
26%
18%
8%
2%
Gold Fields estimated HIV/Aids prevalence at
South African operations
(percentage)

Source: Gold Fields actuarial model is based on results from West Driefontein COHORT study, data gathered from the group's community initiatives in the areas around our operations and the South African antenatal statistical data.
Speaker at HIV/Aids awareness day, Kloof gold mine, South Africa
Group HIV/Aids coordinator Stella Ntimbane and Sister Elmarie Richter were on hand to provide all HIV/Aids related information during the open day at Leslie Williams hospital.

The success of the prevention efforts have resulted
in a significant reduction in the incidence of sexually
transmitted infections (STIs) at the group's South African
operations from 147/1000 per annum in F2001 to
100/1000 per annum in F2004.
Care and support
The ICVCT&W programme provides the basis from which
HAART could augment the care element of the HIV/Aids
programme. Within six months of the roll out of HAART,
more than 6,000 employees had volunteered for HIV
testing. Some 1,600 of those tested positive and enrolled
onto the Wellness programme, 171 passed first screening
for possible eligibility and 119 elected to commence with
HAART.
Of those 119 employees, most were able to return
to normal work within two to five days after starting
therapy. A considerable number of the employees have
shown dramatic improvement with weight gain and a
decrease in opportunistic infections. The adherence rate
in this group of patients is 94 per cent. However therapy
for 18 patients had to be discontinued due to failure to
adhere, adverse side effects or drug failure and death.
Continued support from the South African HIV Clinicians'
Society has enabled the group to treat employees on
HAART in line with best practice in South Africa and to
keep up to date with the latest developments in HIV
medicine internationally.
Rehabilitation
Modelled on the successes achieved in the Bambisanani
project in the Eastern Cape and through a network
of partnerships crossing international borders, the
Hlalupilile home based care (HBC) programme now
covers more than 80 per cent of the group's labour
source areas in South Africa. This unique partnership,
with The Employment Bureau for Africa (TEBA) as the
delivering agent, provides quality post-separation care to
former mineworkers and their dependants. Ninety five
per cent of the mining industry is collaborating in this
initiative and 400 hundred retired employees and their
1,200 dependants have benefited from this intervention.
The future
No feasible vaccine is yet on the horizon and there is
very little promise apart from some bio-technological
advances in the modulation of the immune system. The
search for, and research on procedures to augment our
current arsenal against Aids is continuing and the group
is confident that its HIV/Aids programme will continue
to reduce the impact of HIV/Aids on the company and its
employees.
The Gold Fields Nursing College has trained 120 home
care supervisors/givers in collaboration with rural
partners, such as local departments of health. The
programme offers not only home-based care but also
facilitates awareness and education, welfare and social
grant access, support groups, sustainable income
generation and care centre for orphans and children
in distress.
Cost to Gold Fields
For the past five years, the group has worked with the
Risk Monitor Company to develop an actuarial model to
quantify the monetary impact of HIV/Aids. This model
is generally regarded as one of the most comprehensive
in the industry and was pivotal in the strategic planning
of Gold Fields HIV/Aids programme. Over time, 75 per
cent of the initial assumptions in the model have been
replaced with observed, accurate figures.
Total costs
#
to company in US$/oz
2005
4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5
0
2018
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Source: Gold Fields actuarial model is based on results from West Driefontein COHORT study, data gathered from the group's community initiatives in the areas around our operations and the South African antenatal statistical data.

#

Gold Fields costs model is based on R/$ exchange R7.50 and income of R90,000/kg of gold.

Our approach to sustainable development

(continued)
Community relations
Gold Fields Value:
We will develop and maintain strong relationships with the authorities and civil structures of the communities and countries within which we operate and contribute, through our operations and social investments, to the well-being of those communities and countries.

Each of Gold Fields' business activities, whether it is the operation of a long established mine or an early stage exploration project, is located within a community context, both at a local and a national level. As a responsible corporate citizen we are committed to fostering mutually beneficial relationships with these communities, and to operate not only within the context of the law of the host jurisdiction, but also within the confines of group policies that cover all facets of good corporate citizenship.

At each of our operations community stakeholders are regularly engaged in forums to discuss issues of mutual concern such as environmental management, local affairs and development issues. In some jurisdictions these engagements take place through formalised structures established in consultation with local authorities and in others they are informal in nature. At all of our operations employees are encouraged to play an active role in community affairs.

Through our social investment programmes we aim to contribute meaningfully to the socio-economic development of communities in which our operations are located and those communities where our employees and their families live. While some central coordination of corporate social investment takes place, each operation is encouraged to engage directly with local representative structures, stakeholders and community organisations to achieve this objective.

The principles of sustainable development, as adopted by Gold Fields internally, also serve as guiding principle for our engagement with communities. In South Africa, we are also guided by the requirements of the Mining Charter and operations engage actively with local structures and district municipalities to facilitate the implementation of their own integrated development plans. In each of these communities a process is underway to identify specific projects, with which our operations can assist.

Over the past 10 years we have invested more than R150 million in various community development projects throughout Southern Africa. In each community the types of projects supported is informed by the specific needs of the community.

The corporate social investment activities of the group are funded according to a set formula based on 0.5 percent of pre-tax profits and R1.00, US$1.00 and A$1.00 in South Africa, Ghana and Australia respectively, for every ounce of gold produced.

Students at Mnyakanya School, KwaZulu Natal, South Africa

GFI presented commemorative plaque at the opening of Mnyakanya School to Mr Nelson Mandela

Pupils at Hilandsview School in Carletonville, South Africa

During F2004, the social investment spending in Southern Africa amounted to a total of R10.2 million. In Ghana, a total of US$683,000 was spent and in Australia a total of A$221,000.

In South Africa, the focus remains on the provision of primary health care facilities and infrastructure as well as health care education, including HIV/Aids; primary, secondary and tertiary education; social development projects; and environmental education. Funding is distributed evenly between communities in which our mines are located and those more remote communities where many of our employees have their homes.

In Ghana, Tarkwa and Damang mines maintain a regular programme of interaction with stakeholder communities and local government authorities. Numerous tours of the properties, with emphasis on environmental management aspects including rehabilitation and community development projects, are provided to government ministers, parliamentary committees, district administration officials, chiefs and leaders of stakeholder communities, NGOs, and school children. Senior representatives of the company attend all district assembly planning committee meetings to discuss land use planning issues associated with, or having an impact on the company's operations. The company also holds monthly meetings with leaders and representatives of adjacent communities to discuss issues of mutual interest and operational developments at the mines. In Ghana, social investment support focuses on assistance for construction and repair of infrastructure and support for sustainable livelihood projects in communities. Project types include those related to sanitation, water supply, education, medical services, roads and alternative livelihood training.

Gold Fields Australia's community activities operate within the local community and includes assistance to local education institutions, sporting clubs, through to broader community needs such as suicide intervention, residential care facilities for the aged and the "partnerships for success programme", an education programme for assisting Indigenous youths to succeed in high school. In a very short time Gold Fields Australia has managed, through the considerable efforts of our employees and the platform of the Gold Fields Foundation, to have a very positive impact in leading and developing a variety of community projects.

Improving the quality of learning environments

Gold Fields has embarked on a programme to build classrooms in rural communities, particularly where children are taught in informal classrooms and under trees. During the past year we have spent R6.4 million building additional classrooms, libraries, computer and media centres, ablution facilities and libraries. All of these projects are done in partnership with the education authorities who assist to identify projects for support and who, after completion, assume responsibility for the maintenance and staffing of the facilities. The Mnyakanya Senior Secondary School in the Eshowe region of KwaZulu Natal, which was officially opened by Mr Nelson Mandela on 5 March 2004, is one such school which Gold Fields supported.

Improving the quality of teaching

Gold Fields funded the introduction of the Education Quality Improvement Programmes (EQUIP), in 10 schools in communities around our West Rand mines. The initiative aims to improve school governance and upgrade the skills of teachers in critical subjects such as mathematics and physical science over a period of three years. Our total commitment to this programme is in excess of R1.8 million. Project implementation reflects a true private-public partnership as education non-governmental organisations (NGOs) have been contracted as professional service providers while government district officials oversee and monitor integration of the project to ensure continuity and sustainability.

Environmental education and sustainable development

Over the past 14 years Gold Fields has, through its partnership with Rhodes University and its support for the Gold Fields Environmental Education Unit at the University, participated in the redefining of environmental education and education for sustainable development in Southern Africa. The Gold Fields Participatory Course in Environmental Education, which is offered by the unit throughout the SADC region, including the Portuguese speaking countries of Mozambique and Angola, has been running for more than 10 years.

Working towards a secure future at Tarkwa

In 2002, Tarkwa implemented a pilot scale programme in the nearby community of New Atuabo, designed to assist residents with developing alternative and sustainable livelihoods. This programme, which was developed in consultation with the residents of New Atuabo and the regional government administration, utilised the expertise of specialists from the Ghana Ministry of Food and Agriculture. Practical training and initial material support were provided to 400 persons in areas including farming of poultry, pigs, snails and cane rats (a local delicacy), improved cultivation methods for food crops, and batik tie and dye. In F2004, a second phase of the alternative livelihood programme commenced, involving 300 residents from the nearby communities of Samahu and Abekoase. Committees from each community have been formed to liaise with company officials in management of these projects, which will also include fish farming, beekeeping, rabbit farming, mushroom cultivation and other food crop farming activities. A formal monitoring and evaluation programme will be established to guide the future progress of these programmes towards achieving self-sufficiency and improved economic security in the communities involved.

Keeping the Royal Flying Doctors in the air

For Gold Fields Australia one of the key projects for the next four years is the support of the Royal Flying Doctors Service (RFDS). The RFDS is an Australian icon set up to service remote areas by flying medical experts to the patient or transporting patients to regional centres. This not-for-profit service is run independent of government support and as an essential service in the Australian outback regions where our mines are located. This year, we have had employees and their families access the service in urgent medical situations outside of work and had a contractor evacuated from site for urgent medical care in Perth. The success of the RFDS is dependent upon their ability to have reliable aircraft available to cover the vast regions of the outback. The RFDS has recently embarked upon an exercise to upgrade their fleet of aircraft and Gold Fields Australia was one of the first corporate supporters of their campaign. We are proud to be associated with one of Australia's great institutions.

Livestock and sustainable living

Gold Fields, in collaboration with TEBA and local communities, has initiated a unique agricultural development project in the rural parts of Lesotho and the Eastern Cape province in South Africa, aimed at equipping rural families for sustainable living. The main aim of the project is to alleviate poverty through improving food security and increasing opportunities for successful agricultural entrepreneurs. The programme has three main components: • A sheep and goat fleece project as well as livestock farming; • Irrigated crop projects for small scale growers; and • Household food security projects.

Participants are empowered to acquire skills through mentoring and hands on learning, farmer to farmer extension, field days and exchange programmes. The project has been extremely successful and enjoys government support throughout Lesotho. Owing to the positive impact, the programme was extended into neighbouring districts in South Africa with similar cultural, socio-economic and climatic conditions.

Our approach to sustainable development
(continued)
The Atuabo clinic at Tarkwa gold mine, Ghana funded by the Gold Fields Trust.

Sheep and goat fleece project, South Africa

The Royal Flying doctor service,
Australia

Community engagement in Australia

Agnew Gold Mine's community engagement process prior to the development of the Songvang ore body south of its operations in the desert of the north eastern goldfields demonstrates clear confirmation of its appreciation of community concerns about its mining activities and impacts.

The Songvang ore body stretches across 800 metres of desert area, and intersects with an intermittent stream called Lawlers Creek. While the creek runs dry for most of the year, it is of cultural importance to the indigenous people and native title claimants of Western Australia.

Despite initial opposition from some members of the community, agreement was reached for the redirection of Lawlers Creek. The Aboriginal Cultural Material Committee (ACMC) and the Minister for Indigenous Affairs, gave approval for the removal of the creek to facilitate mine construction. However, Agnew has undertaken to re-direct the creek and to rehabilitate the affected catchment area and the ecosystem fed by the creek, in line with stakeholders' recommendations.

The ongoing participation of all parties in the rehabilitation and assessment of its success will ensure that the outcome meets their expectations and constitutes a lasting, positive record of mining and community cooperation. Stakeholders' input on other aspects of the project has also been incorporated in the planning processes.

The stream restoration will combine best practices of engineering and environmental conservation with an indigenous understanding of natural systems and traditional methods of assessing and monitoring stream health.

This project is a first for Gold Fields and offers the opportunity to document, synthesise and embed, in mainstream natural resource management principles and practices, traditional, more holistic indigenous approaches to total catchment management. The chance to record and publish the knowledge gained will underpin the traditional value of the area and help native title claimant groups to preserve cultural records for indigenous people.

Our environment
Gold Fields Value:

Eliminate, minimise or control at source any impact our activities might have on the environment by applying appropriate proactive and remedial measures to foster environmentally sustainable economic development.

Overview

Gold Fields' environmental performance for this year has advanced well with our mining operations in South Africa, Ghana and Australia retaining their ISO 14001 certification. Reforestation initiatives continue to dominate the rehabilitation of waste dumps at the Ghana operations. At Driefontein the implementation of energy and water consumption targets, has been included in a monthly operational review and this will be rolled out to all operations. Waste management efforts have ensured that recycling efforts are being maximised. These activities continue to dominate the strategic planning efforts of our environmental management teams.

Management systems and performance

Our commitment to the continual improvement of our environmental performance often goes beyond legal requirements to implementing codes of best practice and internation- ally accepted management systems. This year, our environmental teams sought to align our operations with the World Bank Draft Environmental, Health and Safety Guidelines for Precious Metals Mining. Each operation was audited internally against the standards set out and all operations were found to substantially comply with the requirements.

All our Environmental Management Systems (EMS) embrace:
• A policy statement;
• An aspects and impacts register;
• A legal register;
• A clearly defined structure of responsibilities;
• Procedures for monitoring and measuring all impacts;
• Procedures for document control;
• Procedures and guidelines for training, awareness and competence;
• Environmental objectives and targets;
• Environmental management plans designed to meet objectives and targets;
• Emergency preparedness plans;
• Environmental training requirements;
• Annual auditing and review process;
• Non-conformance, corrective and preventative action procedures; and
• Annual systems review cycle.
Our approach to sustainable development
(continued)
Monitoring of water run off

Open house participants discussing crops at South Tailings, Damang gold mine, Ghana

Water run off, Tarkwa gold mine, Ghana

All our operations have an environmental management
system that includes an environmental management plan,
which documents in appropriate detail behaviour and
infrastructure needs to meet environmental objectives
and targets.
Environmental impact assessment
Continual impact assessments are made in terms of
the requirements of ISO 14001 and reviewed annually
as required by the certification process. Gold Fields'
approach to the impact assessment process focuses on
the identification of aspects that could lead to impacts. In other words, our focus is on prevention rather than cure.
All major new projects are subject to an environmental
impact assessment where the concerns of all stakeholders
are addressed and site specific management plans are
developed and incorporated into the site's EMS.
Biannual external surveillance audits examine the entire
environmental management system, from procedural
requirements to environmental management plan
conformance, personnel training, implementation of the
management plan and procedural requirements, physical
pollution prevention infrastructure, waste minimisation
strategies and water and energy conservation. The
findings are reported to the Executive Committee of
the specific operations, and form part of the strategic
planning process for environmental management.
Environmental governance
The Health, Safety and Environment Board Committee
(HSE), a board sub-committee, in accordance with
written terms of reference, reports to the board on all
environmental matters and meets at least four times a
year. The technical department of Gold Fields provides
a senior consultant: environment, to provide overall
strategic direction and coordination for the operating
mines in South Africa, Australia and Ghana. At each
operation, the mine executive committee has a person
designated to report on environmental issues.
Challenges and successes of ISO 14001
Certification of the Gold Fields Environmental

Management System confirming ISO 14001 standard has yielded numerous benefits, including:

• Improved credibility among employees and the
general public;
• Provided assurance of responsible environmental
management;
• Recognition and limitation of liability;
• Due diligence with an auditable paper trail through
which issues are identified and mitigated;
• Concomitant adherence to other standards;
• Proactivity that leads to cost saving;
• Demonstrable commitment to continual
improvement; and
• Through its structure, checks and balances, and

document control, contribution to overall governance, as it relies on integration and buy-in of all stakeholders.

Pitfalls and challenges of obtaining ISO 14001
certification, however, are that:
• Obtaining certification is easier than maintaining it;
• The benefits are less tangible than other mining
measurables, and persuading employees that
ISO 14001 is critical to business can be difficult;
• The process of obtaining ISO 14001 certification bears
a cost, challenging the maintenance of ISO 14001;
• Precluding a high level of turnover of environmental
personnel and lean environmental departments
specialisation is critical in maintaining certification.
Given the difficulties often experienced in obtaining
ISO 14001 certification, Gold Fields views the
challenges in obtaining certification as an ongoing
process that requires commitment from the highest
levels and constant monitoring. It requires the
full effort of each employee, often under difficult
circumstances.
Gold Fields, however, recognises that environmental
management is an inherent responsibility faced
by all its mining operations, and views it as an apt
demonstration of responsible stewardship of its
activities and their impact on the environment.

Environmental performance
Improvements in performance are highlighted by the decline in the number of environmental incidents with significant and limited environmental impacts.
Incidences are combated by proactive identification of their likelihood and implementation of preventive strategies, management plans and procedures.
Type of incident Brief description
F2004
F2003
F2002
Level 2
Minor environmental impact
208
144
59
Level 3
Limited environmental impact
2
4
7
Level 4
Significant environmental impact
0
0
3
Level 5
Major environmental impact
0
0
0

The increase in level 2 incidents is considered to be a positive indicator of the greater awareness and more stringent reporting standards that have come about as a result of the ongoing focus and training in environmental issues.

Water

As water is integral to virtually all our mining activities and, typically, a prime carrier of pollutants into the wider environment, sound water management is fundamental to most mining operations' achievement of environmental best practice. We adopt an integrated cradle to grave approach at every stage of the project life, not only to minimise the impacts on the surrounding environment during the operational phase, but to `fine tune' rehabilitation planning and, in turn, maximize potentially beneficial post-mining land uses and reduce potential liabilities. The quantity of water purchased by each operation is taken as the first level yardstick to assess our water consumption from billed water sources. This year the group purchased approximately 37 megalitres per day (13.7 million m per annum). Water sources differ largely among our operations from ground water supplies, to rivers and salt lakes. A common approach to reporting is proving challenging as water qualities, water consumption and recycling uses preclude a common understanding.

3

Numerous feasibilities of potential water treatment have been initiated as part of the process of realising our sustainable development objectives.

Our approach to sustainable development
(continued)
Environmental policy governance
Policy sponsor: The Gold Fields board of
directors and the board's Health, Safety
and Environment committee.
Policy owner: Senior consultant -
Environment, who has responsibility for
ensuring that environmental policies
are developed and implemented in line

with our group-wide EMS and for seeking conformance with the policy.

Policy implementation: Environmental
managers at all operating divisions. All
managers are responsible for overseeing
the implementation of policy, and ensuring
there is an effective structure in place for
delivering conformance with it.
Scope of the policy:
Group-wide
Date approved:
June 2003
Approved by:
The Health, Safety and Environment
sub-committee of the board.
Last revised:
June 2003
Water purchased F2004
(million m
3
)
Driefontein
6.0
5.0
4.0
3.0
2.0
1.0
0
Kloof
St. Ives
Beatrix
*Tarkwa, Damang and Agnew mines do not purchase water from external sources.

Research and development of a pilot desalination plant at Beatrix

The high cost of potable water, potential long-term
impact of effluent disposal on ground water, and the
pending charges for waste discharge from the Department
of Water Affairs and Forestry, necessitated investigation of the desalination of underground water at Beatrix mine.
Beatrix is currently piloting the use of filters, cyclones
and a unique Bals system installed ahead of the
membranes in their research pilot plant. This method
has proved to reduce the dependency on chemicals to
remove fine fractions, therefore improving the efficiency
of membranes. The technology reduces the projected
treatment cost per kilolitre to lower than that of
conventional desalination plants and even of the potable
water supplied by Sedibeng Water.
The research pilot plant, designed to purify 1 million litres per day of saline underground water has shown potential
to produce good quality water for use in the refrigeration
plant and the compressors. Several practical obstacles still have to be overcome.
Managing effluents and discharges
All operations have intensive monitoring programmes in
place to enable our business units to continuously assess
our discharges. These programmes monitor for numerous
chemical constituents from sulphides, chlorides to
bacteriological and hardness. Regular reports are
submitted to the relevent regulatory authorities.
The table below demonstrates the typical waste
discharges from our South African operations. Electrical
Conductvity (EC) is a typical measure of water quality.
According to the South African Water Quality Guidelines
for Domestic Water, electrical conductivity in the range of
0 to 300 is not expected to cause any health effects.
Operation
Discharge
Electrical
Conductivity
in mS/m*
Volume
(million
m
3
/per
annum)
Beatrix
Purified sewage
effluent
105
1.5
Evaporate 5.5
Driefontein
Fissure water 67 0.0
Process water 148 13.1
Kloof Fissure water 76 9.1
Process water 151 5.1
Purified sewage
effluent
56
1.8
*
millisiemens per metre
Land management
Our integrated approach to land management reflects our
acknowledgment of the multi-dimensional value that land
represents not only for the company from exploration to
mine closure, but the inherent social and cultural value
that it holds for our stakeholder communities.
Our property division manages vacant properties under
the company's control, develops land management
plans to ensure that we use these assets efficiently
and effectively whilst taking cognisance of the group's
development imperatives. There has been no significant
change in land ownership during the year.
Emissions and Waste
No significant process gases are generated at any
operations, but measurement of the total release of
greenhouse gas from fuel combustion, and of methane
emitted in low concentrations from underground, is
under consideration for the next reporting period.
Carbon dioxide, nitric oxide, sulphur dioxide have been
identified as emissions from the following sources
- tr ucks, locomotives and blasting agents activities at our operations.

Tarkwa has recently purchased a US$80 million fleet of heavy equipment with the latest emission control technology that meets the United States EPA Tier 2 standards for heavy equipment. This purchase demonstrates efforts within the group to meet the strictest environmental, emission standards.
Mine tailings are the largest contributor to waste. Typical quantities of process tailings vary between 4 and 6 million tons for each of the larger operations.
Management systems have been implemented as part of ISO 14001, seek to minimise the amount of waste ultimately disposed of by landfill. This includes specific procedures as to the handling and disposal of various streams of waste, including the requirement to sort at source.
Energy
We seek to contribute to a sustainable energy future and for this year the focus has been energy efficiency associated with existing technology.
Total consumption of electricity (purchased from a national grid at our mining operations in South Africa, Ghana and Australia) was 5.188 million MWh i.e.
18,700 terajoules compared to 17,000 in F2003 and 15,000 in F2002. Electricity consumption at an operation is dependent on the productivity at that operation and therefore may vary over time.
Performance Management
All operating sites are implementing, procedures that facilitate the achievement of environmental performance targets, during an annual evaluation of job performance and subsequent salary review. The process is intended ensure that the environmental management systems will achieve desired environmental performance and continual improvement.
Contractors
All contractors are subject to the relevant requirements of the environmental management system. Before any work is undertaken, the contractors' proposed activities are assessed, threats identified and environmental management plans devised to ensure optimal environmental performance. Contractors must undergo environmental training before beginning any activities, and their activities are subject to regular internal audits, to ensure compliance with the requirements of the environmental management system, which is subjected to external audits twice a year.
Our approach to sustainable development
(continued)

Tons of timber purchased per ton gold

produced for South African operations

(thousand tons timber per ton of gold)
Driefontein
5
4
3
2
1
0
Kloof
Beatrix
Members of the Ghanaian EPA inspecting reclamation work at Damang gold mine, Ghana
Electricity used per ton gold produced
(GWh per ton gold produced)
Driefontein
60
50
40
30
20
10
0
Agnew
Kloof
Beatrix
Tarkwa
Damang
St Ives

Environmental expenditure
Our operations are subject to various laws relating to
the protection of the environment. Many of these laws
grant the people the right to an environment that is not
harmful to human health or well-being, and to protection
of that environment for the benefit of present and future
generations through reasonable legislative and other
measures.
As a result, our mining subsidiaries are required by law to
undertake rehabilitation works as part of their ongoing
operations in accordance with an approved environmental
management programme. During the operational life of
the mine, operations must determine and provide for
the cost of mine closure, post-closure rehabilitation and
monitoring once mining operations cease.
To fund environmental rehabilitation costs, Gold Fields
has contributed approximately R331.4 million, including
accrued interest, to an environmental trust fund for the
South African operations.
In Ghana, environmental management plans are submitted
biennially and include not only details of an operation's
likely impact on the environment and local communities,
but a comprehensive plan and timetable for actions to
lessen and remediate adverse impacts. Reclamation bonds
are assessed based on agreed estimated rehabilitation
costs incurred to date and expected to be incurred during
the two years until the next reclamation plan is submitted
to the Environmental Permitting Authority. Gold Fields
has posted a reclamation bond of US$7.4 million to cover
estimated costs to date and costs estimated to be incurred
during the two-year period from the date of submission of
the reclamation plan.
In Australia, Gold Fields guarantees its environmental
obligations by providing the Western Australian
government with unconditional bank-guaranteed
performance bonds. Our contribution to date is A$16.6
million.
Beatrix rehabilitates successfully
In anticipation of an increase in the cost of
rehabilitation projects, Beatrix mine proactively
demolished its redundant uranium plant at 4 shaft
and the cyanide production plant at 3 shaft and
rehabilitated both sides.
The uranium plant was assessed for hazardous
radioactivity and special procedures including the
decontamination of equipment and the monitoring
of personnel were submitted for approval to the
National Nuclear Regulator. The Departments of
Water Affairs and Forestry, Minerals and Energy,

Agriculture, and Environmental and Economic Affairs were also closely involved in the rehabilitation of the cyanide plant.

All contaminated waste was recycled through the
metallurgical plant and either diluted as naturally
occurring radioactive material at the tailings dam
or moved to an approved temporary storage in the
salvage yard. The remaining uncontaminated steel

structures were reduced in size and sold as scrap. The uncontaminated concrete from the uranium plant was broken up and, after steel reinforcement was removed, buried according to the minimum requirement of the Department of Agriculture at least 0,5 metres underground.

The concrete from the cyanide plant was taken to the waste rock dump and the excavated contaminated soil was put through the metallurgical plant. When the area was clear of contamination, stockpiled topsoil was trucked in and contoured. Topsoil from an unused evaporation dam was contoured over it to allow for storm water run-off.

Natural vegetation has since established itself at the sites, making grass planting unnecessary.

Direct impacts

Employment In F2004 Gold Fields employed 44,592 people globally. Our total wage and salary bill including all wage related costs such as pension and medical contributions, housing allowances and other employee benefits, was
R3.7 billion.

Procurement Our mining activities have helped create and support a number of downstream businesses. In F2004, approximately 39 per cent* of total costs was attributable to procurement of suppliers and services. R2.1 billion was spent on procurement in South Africa and R1.3 billion internationally.

In South Africa, we also support the government's initiatives to increase Historically Disadvantaged South Africans participation in the economy by doing business with small and medium size enterprises operated by HDSAs. Procurement from these

Our approach to sustainable development
(continued)
South Africa
Driefontein
Kloof
Beatrix
Ghana
Tarkwa
Damang
Our economic footprint

As the world's fourth largest gold producer, we are proud of the numerous socio-economic benefits we have created and intend to build on that platform.

Our economic footprint reflects the total economic impact that Gold Fields has on its stakeholders.

According to the GRI guidelines, the total economic contribution that an organisation makes can be assessed both directly and indirectly. Direct impacts focus on traditional financial indicators and measure monetary flows between the organisation and its key stakeholders. Indirect impacts focus on intangible benefits that do not appear in financial statements.

companies increased from 8 per cent last year to 18 per cent of our total spend in South Africa.

Providers of capital In F2004 Gold Fields paid out R102 million in interest to the providers of debt capital and our shareholders, who are based through out the world, received R669 million in dividends. Gold Fields has maintained a policy of paying 50 per cent of earnings for the year before taking into account investment opportunities. Since 1998 Gold Fields has paid out R4.3 billion rand in dividends to our shareholders.

Supporting public sector initiatives Because of the long-term nature of our business, we are a reliable source of revenue enabling governments to develop and maintain various public sector initiatives. In F2004 Gold Fields paid a total of R523 million rands in taxes (R386 million in South Africa, R87 million in Ghana and R50 million in Australia).

*
Refers to cost of goods and materials and services purchased, including cost of contractors and excluding capital expenditure.

Australia
St Ives
Agnew
Indirect impacts

Progressing empowerment We support the need for economic transformation in South Africa and encourage broad-based participation of historically disadvantaged South Africans in the economy as reflected by the successful conclusion of our empowement transaction with Mvelaphanda Resources. This deal will see Mvela acquiring a 15 per cent equity interest in the South African gold mining assets of Gold Fields within five years for a cash consideration of R4.1 billion.

We also support the South African government's initiatives on the New Partnership for Africa Development (NEPAD) and its commitment to contribute to the development of the entire African continent. We are a member of the NEPAD business initiative and a signatory to the initiative's business covenant on corporate governance; business declaration on corporate responsibility; business covenant in the elimination of corruption and bribery; as well as the business declaration on accounting and audit practices.

Additionally we have a strong focus on investments in Africa through our exploration activities.

Foreign direct investment (FDI) Gold Fields has been and will continue to be a source of FDI to Ghana and Australia. FDI not only creates employment and adds to the economic health of a nation but it also stimulates support industries and creates a platform from which the transfer of knowledge, skills (human capital), technology and best practice can be achieved. We have invested in a US$160 million capital project (conversion to owner mining and mill expansion) at our Tarkwa mine in Ghana and we are also completing a A$125 million mill expansion programme at our St Ives mine in Australia.

Community development During F2004, we invested R16 million in uplifting communities in which we operate by investing in numerous development projects. Many of these communities suffer from poverty, poor infrastructure and low literacy levels. Therefore our community projects are focused largely on improving these aspects and creating better community relations.

Benefi ciation Gold Fields, Anglo Gold and Mintek have been primary partners in Autek, which is a company focused on research and development of new industrial uses for gold. Autek has been able to expand its focus into nano technology and other advanced technologies to find new uses for gold. In addition Gold Fields and other industry partners are in the process of establishing a gold loan scheme for the South African Jewellery manufacturing industry.

South Africa
Ghana
Australia
Net sales (Rm)
7,471
2,298
2,003
Total employees
43,000
1,259
333
Cost of material purchase (Rm)
2,100
407
333
Total payroll and benefi ts (Rm)
3,100
112
498
Community donations (Rm)
10
5
1
Taxes paid (Rm)
386
87
50
Investments in capital expenditure (Rm)
878
965
876

Black economic empowerment
procurement
Initiatives in terms of Gold Fields' black economic empowerment (BEE)
Procurement policy and strategy have proved to be more successful than expected.
Plans are in place to take BEE procurement and small, medium enterprises
(SME) development far further during the coming year, and we have established structures, systems and processes to become an industry leader in this arena.
Our policy sets short, medium and long-term objectives for BEE procurement.
The objective in less than two years is 7.5 per cent of operating supplies; in two to five years 15 per cent; and in the long term 15 per cent. Progress against the objectives has far exceeded expectations. Expenditure increased from 9.7 per cent in July 2003 to a peak of more than 20 per cent during December 2003 and stands at around 18 per cent of total vendor spend in South Africa.
Gold Fields initiatives seek to support the socio-economic development and empowerment of Historically Disadvantaged South Africans by directing an increased share of our procurement spend towards BEE and SMEs in South Africa.
It is our intention to use our procurement expenditure to foster sustainable economic development in the area of our operations and in particular to create opportunities for HDSAs.
Procurement in our industry was previously decided on quality and price, and BEE was never a criterion for identifying or selecting suppliers. Gold Fields has set out to identify existing vendors who comply with Mining Charter requirements and evaluate their overall HDSA initiatives.
In April 2004, we recorded 873 active vendors on our supplier master records of which 138 (15.8 per cent) were either totally black-owned or held BEE status.
Our approach to sustainable development
(continued)
BEE Procurement, Electric Cable for electrical installations utilised at various underground or surface areas
HDSA Coordinator: Ntikane Molefe
BEE Procurement, Hydraulic oil for numerous applications

Inevitably, we have encountered some resistance
from some traditional suppliers to transforming their
businesses, however, we have responded through ongoing
engagement and a non-compromising stand on BEE
procurement objectives. Supplier summits, held from time
to time, provide a valuable forum to address issues and
educate the supplier community.
While expenditure at April 2004 was concentrated on
operating supplies, which reflects our overall expenditure
pattern, it is important that expenditure is spread across
the broad spectrum of supply categories, rather than
concentrated in the supply of low-technology services or
non-critical goods.
We also seek to ensure that one third of vendor proposals
submitted for tender evaluation are from HDSAs; to
implement set aside supplies for SME vendors equal
to at least 5 per cent of total expenditure; and to pay
qualifying SME vendors seven days from invoice.

We will also implement a vendor score card system with a strong focus on BEE development; grow BEE vendors to 250 and SME vendors to 50; implement a structured support programme between BEE/SME suppliers and Gold Fields operations; implement interfaces with NGOs, the local government SME desk, the Department of Trade and Industry and other mining houses; identify and appoint organisations to support, identify and train SME suppliers; and, with other stakeholders, investigate the establishment of an industrial park in the West Wits area.

Gold Fields' commitment to sustaining BEE businesses
has been highlighted by its engagement with Lakho
- an explosives company. When Lakho, an emerging SME
business with the potential to develop this contract to
an annual value of R20 million, encountered problems
obtaining trade finance, we facilitated SME finance
arrangements with Teba Bank (a partnership between
the Chamber of Mines and the National Union of
Mineworkers) and forged an ongoing arrangement with
TEBA for SME support.
With the Randfontein Municipality, we share supplier
databases of SME businesses, and we have held meetings
with the Department of Trade and Industry to provide
assistance to us with the correct interpretation of the
audit scorecard to verify BEE status.
We also share information on audits of BEE companies
and BEE data with AngloGold, and have coordinated
efforts with Placer Dome's South Deep mine with regard
to BEE database information.

Group value added statement
for the year ended 30 June 2004
2004
2003
%
Rm
%
Rm
VALUE ADDED
Turnover
11,772.8
13,892.8
Cost of materials and services
--
6,026.8
5,741.0
Value added by operations
91.8
5,746.0
86.6
8,151.8
Realised and unrealised gains on financial instruments
2.1
129.0
4.9
460.9
Profit on disposal of St Helena
--
--
1.3
121.7
Profit on sale of investments
1.5
95.6
5.1
479.7
Profit on sale of mineral rights
3.0
187.2
--
--
Other income
1.6
98.5
2.1
202.3
100.0
6,256.3
100.0
9,416.4
Employees
Salaries, wages and other benefits
57.4
3,589.0
38.4
3,618.8
Providers of capital
11.1
695.9
18.6
1,758.6
Dividends paid to shareholders
10.7
669.1
18.5
1,746.4
Finance cost
0.4
26.8
0.1
12.2
Government Taxation
3.3
206.6
7.7
728.6
Re-invested in the group
28.2
1,764.8
35.3
3,310.4
Amortisation and depreciation
19.7
1,236.3
14.3
1,340.9
Impairment of assets
6.8
426.2
--
--
Deferred taxation
(2.3)
(146.1)
6.7
634.9
Minority shareholders' interest
2.4
149.9
1.5
128.0
Retained earnings for the year
1.6
98.5
12.8
1,206.6
100.0
6,256.3
100.0
9,416.4

Introduction
Gold Fields has adopted an enterprise-wide risk
management approach in line with international corporate
governance best practice. The goal of the enterprise-
wide risk management initiative is to create, protect and
enhance shareholder value by managing the uncertainties
that could negatively impact on achievement of the group's
objectives. This has required deployment of a holistic risk
management system, which encompasses the full spectrum
of business risk and co-ordinated across the entire group.
Managing risk
Due cognisance has been taken of the dynamic nature
of risk, with the implementation of continual monitoring
of both risks and control processes in order to provide
regular and exception reports to management, the
Audit Committee and the Board. The risk management
system has been so designed that it provides the Audit
Committee with a structured and consistent group-wide
profile of key risks. Audit Committee reports provide an
assessment of the level of impact and likelihood of risk
events occurring, as well as the risk mitigation measures
currently in place and the effectiveness of these, on a six-
monthly basis.
The risk assessment exercise highlighted risk exposures
such as operating locally and internationally within an
industry, which is subject to regulatory and legislative
change. These changes typically take the form of
royalties or increased taxation charges. Further risk
exposures include volatility in commodity prices and
foreign currency that can potentially increase pressure
on margins. An industry-wide exposure to HIV/Aids
and the impact that the pandemic has on productivity
and morale was acknowledged as well as inherent
risks associated with mining activities, such as mineral
resources availability and quality, health and safety
risks and achieving increased quality volume production
targets. All key risks have a commensurate risk mitigation
strategy, which seeks to ensure that business objectives
can be achieved within the risk tolerance levels defined by
the Board.
While the principal aim of any system of internal control
is the management of risk, the caveat is that no system
can provide absolute assurance that the risks will be
fully mitigated. The Audit Committee, however, accepts
responsibility for reviewing the internal control systems and aims to ensure that internal controls provide reasonable
assurance that business objectives will be met. The Audit
Committee is assisted in the discharge of its assurance
duties by internal audit and selected external specialists.
Developing an effective response
In the year under review the risk assessment process
has been expanded as planned, to include the group's
international operations in Ghana and Australia. In
addition, a risk policy and framework has been developed
which will facilitate the establishment of a common
platform and language for management of risks
throughout the group. Further risk management activities
planned for the forthcoming year include implementing
a risk management software system and enhancing the
identification of risks during the strategic planning cycle.
The system will both support continuous improvement
in risk management and provide a risk management
knowledge database communicating best practice across
the group. This will ensure that the risk management
process becomes embedded in operational processes
and in turn foster a culture of risk awareness amongst all
employees. Accountability and vigilance are hallmarks of
an effective risk management system and these require
the implementation of appropriate processes and systems
as well as a change in culture.
Risk financing
The group's risk financing philosophy and practices were
largely unchanged during the year under review as more
stability returned to the international insurance and
reinsurance markets following the upheaval caused in
these markets following the events of 11 September 2001.
Overall cover limits remains unchanged at US$100 million
per event for underground cover and US$300 million per
event for surface cover. Current estimates are that the
maximum foreseeable loss per event for an underground
loss is US$52 million and a surface loss US$49 million.
The group continues to insure on a standing charges only
(fixed cost) basis of business interruption cover in an
effort to contain costs. Should the group suffer a major
loss, future earnings could be affected.
Risk management

Gold Fields Limited strives to manage risk effectively with a view to protect the company's assets, stakeholders, environment and reputation, ensuring achievement of the business objectives.
The aim is to:
• achieve a fuller understanding of the reward/risk balance;
• seek to reduce the likelihood and consequences of adverse effects to acceptable levels;and
• achieve continual improvement in our management of risk, thereby enhancing the degree of certainty in achieving our objectives.
The Gold Fields board and its various sub-committees have undertaken to address the need for enterprise-wide risk management within the group and have tasked management with developing and maintaining the necessary systems to give effect to this responsibility.
The company will endeavour to develop, implement and maintain sound risk management practices and systems that are consistent with international best practice and that will address these objectives:
• Identify, assess and manage risks in an effective and efficient manner;
• Make decisions based on a comprehensive view of the reward to risk balance;
• Provide greater certainty on the delivery of objectives; and
• Satisfy our corporate governance requirements.
In pursuing these objectives the company will endeavour to:
• Implement a comprehensive and systematic risk assessment and reporting process across the group;
• Create an environment that controls and mitigates risks within the accepted
Gold Fields Limited risk tolerance;
• Integrate the outputs of specialist risk functions to provide an informed view of the risks associated with our business activities;
• Heighten risk management awareness in our business processes, with an emphasis on risk management being instilled in all associated stakeholders;
• Foster a culture of continuous improvement in risk management through audit and review processes; and
• Create an appropriate risk financing programme, based on the risk profiles developed in the assessment process.
Risk management policy statement

Introduction

Gold Fields is committed to upholding good corporate governance in all of its business dealings in respect of all relevant stakeholders. All board members are expected to act in a professional manner, thereby upholding the core values of integrity, transparency and enterprise, with due regard to their fiduciary duties and responsibilities and in accordance with the company's Code of Ethics.

The company supports the recommendations of the 2002 King Code of Corporate Practices and Conduct ("the 2002 King Report") and believes that it substantially and materially complies with its provisions.

In South Africa, the company's shares are listed on the JSE Securities Exchange South Africa ("JSE") and the company is accordingly required to comply with the listings requirements of the JSE, including those recommendations of the 2002 King Report that have been codified in the listings requirements ("the JSE listings requirements"). The company is also listed in the United States of America ("USA") on the New York Stock Exchange ("NYSE") and its shares are registered with the United States Securities and Exchange Commission. As a result, the company must comply with the corporate governance standards of the NYSE, in so far as it relates to foreign private issuers such as Gold Fields, as well as those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign private issuers.

Board of directors

Gold Fields has a unitary board structure with two executive directors and 11 non-executive directors. At least eight of the directors are considered to be independent directors, as defined in the JSE listings requirements. Details of the directors appear on page 5 of this annual report.

The board operates in accordance with a board charter which, amongst other things, regulates the division of responsibilities at board level to ensure a balance of power and authority, such that no one individual has unfettered powers of decision-making. The board is responsible, inter alia, for: • evaluating, determining and ensuring the implementation of corporate strategy and policy;
• monitoring the performance of the company, including
operational performance and management performance;
• the overall system of risk management and monitoring
risk exposures and controls; and
• developing and setting disclosure and reporting practices.

The longest serving one-third of directors must retire from office at each annual general meeting of the company. Retiring directors are free to make themselves available for re-election and may, as such, be re-elected at the annual general meeting at which they retire. Non- executive directors do not receive any remuneration from the company for their services as directors other than the fees and the share options detailed in the Directors' Report on page 102. The non-executive directors are experienced professionals and make a significant contribution towards the board's deliberations and decisions.

The directors have unrestricted access to the advice and services of the corporate secretary and the Executive Committee, and are entitled to seek independent professional advice at the group's expense, should they need to do so.

In the opinion of the board, and based on the financial position of the group at the financial year-end, the group is able to continue its business as a going concern. However, the group's ability to continue as a going concern could be affected by a significant reduction in the gold price and/or a significant strengthening of the rand/US dollar exchange rate.

During the year under review, board meetings were held on the following dates and were attended by all members except the following:

2003
29 July G J Gerwel and J M McMahon
6 August

R L Pennant-Rea, C M T Thompson and C I von Christierson

20 August All present
24 October R L Pennant-Rea and T M G Sexwale
19 November  G J Gerwel
2004
28 January R L Pennant-Rea
4 March J M McMahon
5 March J M McMahon
1 April G J Gerwel
26 May R L Pennant-Rea
Corporate governance

Corporate governance
continued
Executive Committee

The Executive Committee comprises two executive directors and eight executive officers of the group. The two executive directors are the chief executive officer, as chairman of the committee, and the chief financial officer. This committee meets regularly to review the current performance of the group, develop group strategy and policy proposals for consideration by the board and to implement the board's directives. The names of the members of the committee appear on page 14.

Board Committees

The board has established a number of standing committees comprised entirely of non-executive directors. These committees comprise the Nominating and Governance Committee, Audit Committee, Compensation Committee and Health, Safety and Environment Committee, all of which operate in accordance with written terms of reference, copies of which are available from the company secretarial office on request. With the exception of the Nominating and Governance Committee, all committees are chaired by an independent non-executive director. The remuneration of non-executive directors for their services on the various committees has been approved by the shareholders.

Nominating and Governance Committee

The Nominating and Governance Committee is chaired by C M T Thompson, who is also the chairman of the company's board. P J Ryan, T M G Sexwale and B R van Rooyen are the other members of this committee. The committee is responsible, inter alia, for:

• developing and implementing the company's policy on corporate governance issues;
• developing a formal and transparent policy and process for evaluating appointments to the board of directors;
• identifying a successor to the chairman and chief executive officer; and
• considering the mandate of board committees, selection and rotation of committee members and chairperson.

The JSE Listings Requirements stipulate that all members of this committee must be non-executive directors, of whom the majority must be independent. While all of the members of this committee are non-executive directors, the chairperson of the board, required in terms of the JSE Listings Requirements to be the chairperson of this committee, only ceased to be an executive director of the company on 30 June 2002 and is, as such, considered not to be independent. Messrs Sexwale and van Rooyen may, in certain circumstances, not be considered independent in light of the contractual arrangements existing between members of the Gold Fields group and Mvela Resources, of which both are executive directors.

The Nominating and Governance Committee met on three occasions during the year under review, as follows:

2003
19 August
All present
18 November
All present
2004
3 March
All present

Audit Committee

The Audit Committee, which comprises A J Wright (Chairman), G J Gerwel, R L Pennant-Rea, B R van Rooyen and C I von Christierson, inter alia, monitors and reviews:
• the effectiveness of the group's information systems

and other systems of internal control;
• the effectiveness of the internal audit function;
• the reports of both the external and internal auditors;
• the quarterly and annual reports and specifically the
annual financial statements;
• the annual report on Form 20-F filed with the SEC;
• the accounting policies of the group and any proposed
revisions thereto;
• the external audit findings, reports and fees and the
approval thereof; and
• compliance with applicable legislation, requirements of
regulatory authorities and the company's Code of Ethics.

All members of the Audit Committee are non-executive directors. The majority are also considered to be independent as defined in the 2002 King Report.

The internal and external auditors have unrestricted access to the Audit Committee and its chairman, ensuring that their independence is in no way impaired. Meetings were held on five occasions during the year under review.

The group internal audit function is headed by the Senior Manager, Internal Audit. The Audit Committee monitors the internal audit function, which reports to the CEO but has access to both the board chairperson and the chairperson of the Audit Committee. The Audit Committee has the authority to appoint and dismiss the head of the group internal audit function.

The Audit Committee has adpoted formal terms of reference and has satisfied its responsibilities for the past financial year in compliance with such terms of reference.

The Audit Committee meetings were held as follows during the year under review:

2003
29 July
All present
21 August
All present
28 October

All present except for C I von Christierson

2004
26 January
All present
4 May All present
Compensation Committee

The Compensation Committee comprises P J Ryan (Chairman), J M McMahon, G R Parker, C M T Thompson and A J Wright. In accordance with the recommendation of the 2002 King Report, the committee comprises a majority of independent non-executive directors and is chaired by an independent non-executive director. This committee has established the group's compensation philosophy, the terms and conditions of employment of executive directors and other executives, including a short-term performance-linked bonus scheme and a long-term share incentive scheme. All executive directors are subject to normal employment contracts, with the group's maximum exposure in this regard limited to two years' remuneration in the event of any executive director's services being terminated as a result of a take- over or merger. This committee met on a quarterly basis for the year under review, as follows:

2003
19 August All present
18 November  All present
2004
3 March All present except for J M McMahon
26 May All present
Health, Safety and Environment Committee

The Health, Safety and Environment Committee meets on a quarterly basis and comprises J M McMahon (Chairman), G R Parker, T M G Sexwale and C I von Christierson. This committee comprises a majority of independent non-executive directors as recommended by the 2002 King Report. The committee seeks to minimise health, safety and mining-related accidents, to ensure that the group's operations are in compliance with all environmental regulations and to establish policy in respect of HIV/Aids and health matters.

This committee met on four occasions during the year under review, as follows:
2003
19 August All present
18 November  All present
2004
3 March
All present except for J M McMahon
26 May
All present

Corporate governance
continued
Internal control

The board has established and maintains internal controls and procedures which are reviewed regularly for effectiveness. These controls and procedures are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of internal control in place.

Internal control is implemented through the proper delegation of responsibility within a clearly defined approval framework, though accounting procedures and also the adequate segregation of duties. The group's internal accounting controls and systems are designed to provide reasonable assurance as to the integrity of the company's financial statements and to safeguard, verify and maintain accountability for its assets.

Internal auditors monitor the operation of the internal control systems and report their findings and recommendations to the Audit Committee, the directors and management. Corrective action is taken to address any deficiencies as and when they are identified. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

Company Code of Ethics

The company has adopted a Code of Ethics which applies to directors and employees across the group. The Code of Ethics requires all directors and employees to maintain the highest ethical standards in ensuring that the group's business practices are conducted in a manner which, in all reasonable circumstances, is beyond reproach. In addition, the group operates a closed period prior to the publication of its quarterly and year-end financial results during which period employees, directors and officers of the group may not deal in the shares of the company. Where appropriate, this is also extended to other sensitive periods.

The board is committed to ensuring the consistent application of the Code of Ethics. The responsibility for overseeing compliance with the Code of Ethics forms part of the functions of the Senior Vice President - Legal Counsel and the Audit Committee. The group has also contracted the services of "Tip-off Anonymous", an independent hotline service provider, to facilitate the confidential reporting of fraud and other inappropriate behaviour. Employees found guilty of ethical breaches are disciplined in accordance with the group's disciplinary code and, should the breach include a criminal act, it is the group's policy to pursue prosecution of the employee concerned. Feedback to date suggests that the ethical standards espoused in the Code are generally being upheld across the group.

The group places a high emphasis on the development of human capital and, to this end, employees undergo intensive induction courses and refresher courses. Before new employees are offered permanent employment with the group, an external party carries out routine credit, criminal and reference checks on the individual. Should the situation warrant it, these checks are also conducted in respect of existing employees where appropriate.

All employees in a position of authority are governed by a decision framework which sets out the limits of their authority in terms of expenditure, the extent to which they can contractually bind the company and the level at which they can offer employment to new employees. This authority is reviewed annually and is an integral part of the budgeting process.

Annual financial statements

Gold Fields Limited Annual Report 2004

Annual financial statements
Contents
Statement of responsibility by the board of directors 85
Report of the independent auditors 86
Corporate secretary's confirmation 86
Management's discussion and
analysis of the financial statements 87
Directors' report 97
Accounting policies 105
Group income statement 112
Group balance sheet 113
Group statement of changes in shareholders' equity 114
Group cash flow statement 115
Notes to financial statements 116
Company income statement 134
Company balance sheet 135
Company statement of changes in shareholders' equity 136
Company cash flow statement 137
Company Notes to financial statements 138
Major group investments - direct and indirect 140
Segment report 142
Operating and financial information by mine 144

Gold Fields Limited Annual Report 2004

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of the company and of the group. The financial statements presented on pages 97 to 143 have been prepared in accordance with Statements of Generally
Accepted Accounting Practice (GAAP) in South Africa and International Financial Reporting Standards and include amounts based on judgements and estimates made by management.
The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.
The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.
The company and the group operated in a well-established controlled environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.
The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the group.
Gold Fields has adopted a Code of Ethics which code is available on the Gold Fields website and which is adhered to by the company.
The group's external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements, and their report is presented on page 86.
The financial statements were approved by the board of directors on 17 September 2004 and are signed on its behalf by:
N J Holland
I D Cockerill
Chief Financial Officer
Chief Executive Officer
17 September 2004
Statement of responsibility by the board of directors

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Report of the independent auditors
To the members of Gold Fields Limited
We have audited the annual financial statements and group annual financial statements set out on pages 97 to 143 for the year ended 30 June 2004. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.
Scope
We conducted our audit in accordance with Statements of South African Auditing Standards and in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.
An audit includes:
• Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
• Assessing the accounting principles used and significant estimates made by management.
• Evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
Audit opinion
In our opinion, the financial statements fairly present, in all material aspects, the financial position of the company and the group at 30 June 2004, the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African Companies Act.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg 17 September 2004
Report of the independent auditors
In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.
C Farrel Corporate Secretary
17 September 2004
Corporate secretary's confirmation

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

(The following management's discussion and analysis of the Financial Statements should be read together with the Gold Fields'
consolidated financial statements, including the notes appearing with these financial statements.)
The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African
Statements of Generally Accepted Accounting Practice, which is consistent with the previous year.
Introduction
During the previous year - fiscal 2003, the group received an offer and subsequently disposed of the assets comprising the St
Helena mine, effective from 30 October 2002, to the ARMgold/Harmony FreeGold Joint Venture Company. The results for this mine are therefore included for 4 months of the fiscal 2003 year to 30 October 2002.
Results for the year
Net earnings for fiscal 2004 were R768 million (or 158 cents per share), compared with R2,953 million (or 626 cents per share)
achieved for the previous financial year. The main reason for this decrease was as a result of the lower rand gold price received due to the stronger rand. Added to this were lower gains on financial instruments and an impairment at Beatrix 4 shaft.
Headline earnings exclude the after tax effect of impairments, profits on the sale of investments and sundry assets, and amounted to R763 million or 157 cents per share for fiscal 2004, compared with headline earnings for the previous year of R2,393 million or
507 cents per share.
These results are analysed as follows:
Revenue
Revenue decreased by R2,120 million or 15 per cent, from R13,893 million in fiscal 2003, to R11,773 million in fiscal 2004. The decrease in revenue was due to the decrease in the achieved gold price from R97,060 per kilogram to R85,905 per kilogram allied with lower gold production. This decrease was despite a 16 per cent increase in the US dollar gold price from an average of US$333 per ounce to US$387 per ounce year on year. This was offset by the strengthening of the rand from an average of 9.07 to 6.90 to the dollar, a 24 per cent change.
Gold production decreased 4 per cent from a total of 4,602,000 ounces to 4,406,000 ounces due to a reduction at the South African operations from 3,081,000 ounces to 2,804,000 ounces. Production at the international operations faired better with all operations achieving an increase in production, especially Agnew which had a spectacular year, increasing production by some 40 per cent. The decline at the South African operations was due to lower average underground grades, the cessation of operations at Kloof 9 shaft and Driefontein 5 west shaft and the sale of St Helena in fiscal 2003. St Helena contributed 43,700 ounces in fiscal 2003. Gold output from Kloof and Driefontein decreased by 120,000 ounces and 105,000 ounces respectively.
Management's discussion and
analysis of the financial statements

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Cost of sales
Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased to
R10,694 million in fiscal 2004, compared with R10,493 million in fiscal 2003.
The table below presents the analysis of cost of sales:
F2004
F2003
Analysis of cost of sales
Rm Rm
Total cash costs 9,192 8,841
Add: General and administration 335 416
Rehabilitation 41 30
Gold inventory - cash portion (39) (17)
Royalties (118) (128)
Operating costs 9,411 9,142
Add: Gold inventory change 47 10
Amortisation and depreciation 1,236 1,341
Cost of sales 10,694 10,493
The analysis that follows provides a more detailed comparison of costs year on year taking into account changes in production levels.
Operating costs

The following table sets out for each operation and the group, total ounces produced, total cash costs and total production costs for the years ended 30 June 2004 and 2003.
Year ended 30 June 2004
Year ended 30 June 2003
Total
Total
Total
Total
Total
Total
Total
Total
Gold
cash production
cash production
Gold
cash production
cash production
production
costs
costs
costs
costs production
costs
costs
costs
costs
'000 oz
US$/oz
US$/oz
R/kg
R/kg
'000 oz
US$/oz
US$/oz
R/kg
R/kg
Driefontein 1,141.2 311 342 68,922
75,802
1,238.3 202 223 58,841 65,021
Kloof 1,037.6 341 379 75,645
84,015
1,140.2 215 238 62,757 69,265
Free State
Beatrix 624.9 356 376 78,865 83,398 658.7 229 245 66,907 71,354
St Helena -- -- -- -- -- 43.7 259 259 83,800 83,873

Total South African operations

2,803.7
332
363
73,626
80,534
3,080.9
214
234
62,342
68,190
Ghana
Tarkwa
1
550.0 230 257 51,032 56,936 539.9 194 223 56,700 65,138
Damang
2
308.3 222 249 49,265 55,261 299.2 243 267 70,736 77,765
Australia
3
361 80,016 287 83,634
St Ives 542.6 297 65,865 513.3 188 54,873
Agnew 201.5 226 50,215 143.6 255 74,317
Total international operations
1,602.4
251
304
55,612
67,331
1,496.0
208
260
60,571
75,785
Total
4
4,406.1
4,576.9
Weighted average 302 341 67,075 75,733 212 242 61,766 70,659
Notes:
(1) In fiscal 2004 and 2003, 391,100 ounces and 383,900 ounces were attributable to Gold Fields respectively.
(2) In fiscal 2004 and 2003, 219,200 ounces and 212,700 ounces were attributable to Gold Fields respectively.
(3) Total production costs for the Australian operations are not split between the two operations.
(4) Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.
Management's discussion and analysis
of the financial statements
(continued)

Gold Fields Limited Annual Report 2004 Gold Fields Limited Annual Report 2004

The weighted average total cash cost per ounce increased by US$90 per ounce or 42 per cent from US$212 per ounce in fiscal 2003, to US$302 per ounce in fiscal 2004. The principal reasons for the increase were the stronger rand/US dollar exchange rate, normal inflationary increases at all operations and above inflation wage increases at the South African operations. Added to this were costs associated with additional mining volumes at the international operations, mainly at Tarkwa where the stripping ratio was increased to improve flexibility, together with a threefold increase in underground volumes at St Ives, mainly from Leviathan/Sirius and Argo, which are considerably higher unit cost operations than Junction, the predominate underground mine last year, due to their lower grades.
The weighted average total cash costs at the South African operations in rand terms increased 18 per cent from R62,342 per kilogram to R73,626 per kilogram due to the lower yields, the effects of normal inflation and higher than inflation wage increases.
Cost control measures have been implemented and indications are that these are already showing cost savings, as unit costs in the second half of the year were lower than those achieved in the first half. Major savings have come about from:
• the closure of uneconomical shafts, Driefontein's 10 shaft and Kloof's 9 shaft;
• ongoing natural attrition which has reduced labour costs; and
• the focus on standards and norms in relation to stores consumption which is starting to bear fruit.
Operating costs increased 3 per cent from R9,142 million to R9,411 million. The increase in operating costs at the South African operations of 6 per cent was partially offset by the lower costs at the international operations. The decrease at the international operations resulted from translating the Ghanaian operations at a 24 per cent stronger rand, from an average of R9.07 to R6.90 to the US dollar year on year and from translating costs at the Australian operations from an average of R5.29 to R4.92 to the
Australian dollar. At the South African operations higher costs were mainly due to the above inflation wage increases.
General and administration (G&A) costs
General and administration costs decreased by R81 million from R416 million in fiscal 2003 to R335 million in fiscal 2004. This decrease was due to converting management fees paid at the Ghanaian operations at the stronger rand as well as lower World Gold
Council charges due to the stronger rand. Total G&A costs for F2004 were US$11 per ounce compared to the US$9 per ounce in F2003.
Amortisation and depreciation
Amortisation and depreciation reduced 8 per cent from R1,341 million to R1,236 million as a result of the stronger rand. In the respective local currencies amortisation and depreciation charges were similar to those of the previous year.
Operating profit
As a consequence of the aforegoing, operating profit decreased to R1,079 million in fiscal 2004, from R3,400 million in fiscal 2003.
Investment income
Income from investments decreased from R202 million in fiscal 2003 to R131 million in fiscal 2004. The decrease is mainly due to lower interest received as a consequence of cash resources at the South African operations having been depleted during the year.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Finance expense
A finance expense of R27 million in fiscal 2004 compares to R12 million in fiscal 2003. The R27 million comprises of R40 million net interest paid on the Mvelaphanda loan, R62 million in respect of other interest paid, R17 million environmental rehabilitation interest charge and R12 million post-retirement health care interest charge. This was partially offset by net gains on foreign debt, net of cash of R103 million.
Interest paid increased due to the South African operations being in an overdraft position for a portion of the year. The interest paid on this overdraft was R59 million. Interest paid on the syndicated credit facility in Australia, related to the purchase of the
St Ives and Agnew operations, was R2 million compared to R34 million in fiscal 2003. The main reason for this reduction was that the facility was settled on 31 January 2004. Interest paid on the two-year term loan facility in Ghana, relating to the purchase of Abosso Gold Fields Limited, was R0.6 million compared to R6 million in fiscal 2003, due to the loan being fully repaid on
31 December 2003.
The net gain on foreign debt net of cash for fiscal 2004 was R103 million (R79 million realised gain and R24 million unrealised gain) compared to R81 million in fiscal 2003 (R46 million realised gain and R35 million unrealised gain). Fiscal 2004 includes an accounting exchange gain of R86 million on the settlement of an offshore inter-company loan. A R25 million exchange gain was made on offshore funds held in euros. These funds related to the proceeds from the US capital raising, which were invested in euro denominated bank accounts. This was partially offset by a loss of R7 million on foreign debt relating to the syndicated credit facility in Australia compared to a gain of R81 million in fiscal 2003. The reason for this swing is due to the strengthening of the Australian dollar relative to the US dollar.
Financial instruments
During fiscal 2002 two currency financial instruments were established as follows:
Australian dollar/US dollar financial instruments - St Ives and Agnew
In conjunction with the acquisition of St Ives and Agnew, the group implemented a hedging strategy to protect the cash flows of these operations against an appreciation of the Australian dollar as a significant portion of the purchase price was financed with debt allied with the high degree of sensitivity of the cash flows to changes in the US dollar/Australian dollar exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained. Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five year period to December 2006.
The instruments consisted of the following:
• A series of forward sales contracts covering an aggregate amount of US$250 million. The contracts required Gold Fields Australia to sell US dollars 12.5 million for Australian dollars in quarterly instalments commencing in the quarter ended 31 March 2002 and ending in the quarter ended 31 December 2006. The average forward exchange rate was US$0.4934 per Australian dollar.
• US$250 million of zero cost collars in quarterly amounts of US$12.5 million commencing in the quarter ended 31 March 2002 and ending in the quarter ended 31 December 2006. The average downside protection level in each quarter was US$0.5191 per
Australian dollar with average upside participation down to US$0.4289 per Australian dollar. However, should the exchange rate at any time in any quarter be below the average rate of US$0.4289, the rate achieved for that quarter will be on average A$0.5040.
Management's discussion and analysis
of the financial statements
(continued)

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

At the beginning of the financial year, US$300 million of these financial instruments remained, split between US$175 million forward sales and US$125 million zero cost collars. On 7 January 2004, Gold Fields Australia closed out the remaining Australian dollar/US dollar currency financial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/ A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.
In addition, in order that the group is able to participate in any future Australian dollar appreciation, a strip of quarterly maturing
Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/ A$.
Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash flows at that date net of the premium above was US$107.4 million or
A$140.0 million prior to fixing based on 0.7670 US$/ A$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to A$147 million, based on a spot rate of 0.7158 US$/ A$, the average rate achieved on fixing in May 2004.
US dollar/rand
During fiscal 2003 forward cover on US$36 million, at an average rate of R8.73/US$, was purchased to hedge the Group's commitment in respect of the Tarkwa mill and owner mining projects. At the beginning of fiscal 2004 this amount was increased to US$50 million at an average rate of R8.4264/US$. The full forward purchase of US$50 million matured on 3 June 2004. The rate on this date was R6.4055/US$.
This amount was extended at a new rate of R6.6368/US$, to mature on 3 December 2004, resulting in a cash outflow of R100 million.
In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the 5 year rand swap rate, at 9.6179 per cent plus a margin of 0.95 per cent. GFI Mining SA simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA is now exposed to the 3 month Jibar rate plus a margin of 1.025 per cent. The Jibar rate for the June
2004 quarter was fixed at 8.02 per cent. The interest rate swap was effected to take advantage of the relatively steep yield curve.
Realised (loss)/gain on financial instruments
The realised loss on financial instruments in fiscal 2004 was R60 million compared to a gain of R137 million in fiscal 2003. The
R60 million realised loss comprises a R90 million loss on US dollar/rand forward purchases offset by a R30 million gain on the
US dollar/Australian dollar financial instruments.
Unrealised gain on financial instruments
Of the R189 million unrealised gain on financial instruments in fiscal 2004, R277 million related to the Australian dollar/US dollar financial instruments offset by a R81 million loss on the interest rate swap and a R7 million loss on the US dollar/rand forward purchase.
The R81 million loss on the interest rate swap is derived at as follows: The marked to market value of the interest rate swap was a loss of R104 million. The fair value adjustment of the debt portion of the loan is a gain of R23 million, to which hedge accounting is applied. In terms of hedge accounting, the liability that exists on the balance sheet is decreased accordingly and the gain of
R23 million is accounted for in the income statement, partly offsetting the R104 million above.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Exploration expense
Gold Fields spent R197 million (US$29 million) on exploration in fiscal 2004 compared to R212 million (US$23 million) in fiscal
2003. The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, Bulgaria,
China and South and Central America. Subject to continued exploration success, and our ability to finance, expenditure in fiscal
2005 is expected to range between US$30 million and US$40 million per annum.
Exceptional items
Impairment of assets
The group continuously reassesses the carrying value and recoverability of its mining assets.
The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:
• a gold price of R90,000 per kilogram for the South African operations, US$350 per ounce for the Ghanaian operations and A$580 per ounce for the Australian operations;
• the extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian operations. The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves; and
• operating costs and capital expenditure estimates as per the most recent life of mine plan.
The application of the above estimates and assumptions resulted in an impairment charge of R426 million to the income statement relating to Beatrix 4 shaft (formerly Oryx mine) in the Free State. The assessment for fiscal 2003 did not require any impairment charge to the income statement.
Profit on the sale of investments
It was decided to liquidate certain of our long-term investments to fund foreign debt repayments. Profit on the sale of these investments amounted to R96 million (R480 million in fiscal 2003). The major contributing sales include the following:
• R53 million from the sale of 1.2 million shares in Harmony/ARM;
• R14 million from the sale of 0.9 million shares in Chesapeake Gold Corporation;
• R7 million from the sale of 0.1 million share in Glamis Gold Limited;
• R10 million from the sale of 2.5 million shares in Orozone Resources Inc; and
• R11 million from the sale of 1.3 million shares in Committee Bay.
Profit on the sale of mineral rights
Mineral rights and associated assets relating to Driefontein's Block 1C11 were sold for R315 million to AngloGold, realising a profit of R187 million.
Settlement of post-retirement health care obligations
In order to reduce the post-retirement health care obligation to fund 50 per cent of members' contributions, approximately 6 per cent (F2003: 61 per cent) of pensioners and dependants were bought out of the scheme at a 15 per cent premium. The premium was charged to the income statement and amounted to R5 million compared to R27 million in F2003.
Management's discussion and analysis
of the financial statements
(continued)

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Write-off of mineral rights
Mineral rights held as trading stock to the value of R25 million were written off in F2004. This is in line with new regulations that will result in mining companies forfeiting those mineral rights not likely to be mined or explored.
Mining and income tax
The table below indicates Gold Fields' effective tax rate for fiscal 2004 and fiscal 2003.
Year ended 30 June
Income and mining tax
2004
2003
Effective tax expense rate (%) (6.2) (30.7)
In fiscal 2004, the effective tax expense rate of 6 per cent differed from the statutory tax rate of 46 per cent for the group, due to a reduction of R277 million arising from all non-South African mining income taxed at lower rates, R48 million reduction relating to the South African mining tax formula, R159 million reduction on net non-taxable and non-deductable income, mainly the realised gain on the foreign debt and exploration expenditure not deductible. This was partly offset by the group incurring R137 million in charges relating to taxes and royalties in Ghana and Australia.
Minority shareholders' interest
Minority interests represent attributable earnings of R150 million in fiscal 2004, compared to earnings of R128 million in fiscal
2003. These amounts reflect the portion of the net income of Gold Fields Ghana, Abosso and Living Gold attributable to its minority shareholders.
Net earnings
Because of the factors discussed above, Gold Fields posted earnings of R768 million in fiscal 2004 as compared to R2,953 million in fiscal 2003.
Earnings for the year to June 2004, excluding the effect of gains and losses on financial instruments and foreign debt and exceptional items, which include the profit on sale of mineral rights, the impairment of assets and the sale of investments was
R587 million as compared to R2,011 million on a comparable basis in fiscal 2003.
Liquidity and capital resources
Cash resources
Operations
Net cash flow from operating activities was R1,003 million in fiscal 2004 as compared to R2,303 million in fiscal 2003. The decrease of R1,300 million was a result of R2,567 million less cash generated by the operations, partially offset by R1,129 million less dividends paid and R264 million less tax paid.
Investing activities
Net cash utilised in investing activities was R3,066 million in fiscal 2004 as compared to R1,938 million in fiscal 2003. The increase of R1,128 million was due to several factors. Capital expenditure increased from R2,294 million in F2003 to R2,880 million in

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
F2004. This was mainly due to the growth projects at Tarkwa in Ghana and St Ives in Australia. At Tarkwa R382 million was spent on the conversion to owner mining and R523 million on the new mill. At St Ives R316 million was spent on the new mill. This was partly offset by a reduction in capital at the South African operations from R1,366 million to R878 million due to deferrals of lower priority capital in line with lower rand spot prices. The increased capital expenditure was partly offset by increased asset sales of R392 million, mainly from the sale of Driefontein Block 1C11 to AngloGold for R315 million and the balance from the sale of mineral rights in Australia. Purchase of investments increased from R64 million in F2003 to R707 million in F2004 (see details under investments below), while proceeds on disposal of investments decreased from R562 million in F2003 to R202 million in F2004.
Investments
Gold Fields invested R100 million in Mvelaphanda Resources Limited as part of its international private placement of ordinary shares. In addition, Gold Fields subscribed for R200 million of redeemable preference shares in Micawber 325 (Pty) Limited, the company incorporated by the Mezzanine financiers to the Mvela transaction. R88 million was invested in Bolivar Gold Corporation,
R53 million in Zijin Mining Group Company Limited, R19 million in CMQ Resources Inc. and R180 million as part payment for the buyout of the minorities in Arctic Platinum.
During the year R202 million was realised from the sale of listed investments. The major sales included Harmony/ARMgold
R135 million, Orozone R13 million, Committee Bay Resources R14 million, Chesapeake Gold Corporation R14 million and Glamis
Gold Limited R8 million.
Financing
Net cash generated by financing activities was R5,418 million in fiscal 2004 as compared to net cash utilised of R1,144 million in fiscal 2003. The cash generated in fiscal 2004 was due primarily to R4,107 million (R4,139 million less R32 million costs) received as a result of the Mvela transaction. An additional R1,511 million was received from an international private placement of Gold
Fields shares.
Total loans repaid in fiscal 2004 amounted to R294 million. Loan repayments included US$29 million for the settlement of the
Australian loan used to finance the acquisition of the St Ives and Agnew mines in Australia and US$12 million for the settlement of the Abosso loan used to finance the acquisition of the Abosso mine in Ghana.
Cash generated for fiscal 2004 amounted to R3,355 million, compared to net cash utilised of R779 million in fiscal 2003. The increase was primarily due to the proceeds from the Mvela transaction and the capital raising, partly offset by increased capital expenditure and lower operating cash flows in fiscal 2004. Total group cash and cash equivalents amounted to R4,135 million at
30 June 2004, as compared to R1,041 million at the end of fiscal 2003.
Gold Fields retains US$90 million of unutilised revolving credit facilities arising from the US$250 million syndicated loan facility concluded during fiscal 2002.
Long-term provisions
Long-term provisions at the end of fiscal 2004 were R774 million as compared to R806 million in fiscal 2003 and includes provisions for post-retirement health care costs of R58 million (fiscal 2003: R91 million) and a provision for closure and
Management's discussion and analysis
of the financial statements
(continued)

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

environmental rehabilitation costs of R715 million (fiscal 2003: R715 million). The reduction in the health care provision is due to the buy-out of approximately 6 per cent of the participants in the scheme. The environment provision has remained the same due to the annual inflation and interest charges offset by the effect the stronger rand has had on the translation of foreign liabilities.
Provision for post-retirement health care costs
The group medical scheme, Medisense, provides benefits to employees and certain former employees. The group remains liable for 50 per cent of the former employees' medical contributions to the medical scheme after retirement. During the year 6 per cent (F2003: 61 per cent) of these members were bought out of the scheme for an amount of R27 million (F2003: R202 million).
Included in the R27 million (F2003: R202 million) is a premium of R5 million (F2003: R27 million) to the actuarial valuation at the time of the buy-out. The advantage for the group in effecting a buy-out is to cap and retire these liabilities.
Provision for closure and environmental rehabilitation costs
The amount provided for closure and environmental rehabilitation costs remained constant at R715 million. The provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2004. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations identified. The discount rate applied in fiscal 2004 remained unchanged from the previous year at 11 per cent for the South African operations, 5.5 per cent for
Ghana and 5 per cent for Australia. The rates of inflation used in fiscal 2004 are 7.5 per cent for South Africa and 3 per cent in Ghana and Australia. The inflation adjustment for the year was R42 million and the interest adjustment was R17 million.
The South African operations contribute to a dedicated environmental trust fund to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from R275 million in fiscal 2003 to R331 million in fiscal 2004. The increase consists of contributions of R30 million and interest income of R26 million. The South African operations will continue to contribute annually to the trust fund over the remaining lives of the mines, which should ensure that sufficient funds will be available to discharge commitments for future rehabilitation costs.
Other initiatives
Shared services
Gold Fields Shared Services (GFSS) was established during February 2003 to provide a number of services to the South African operations as follows:
• financial accounting and reporting;
• material management including inventory management;
• payroll and human resource administration services; and
• engineering repair support.
Operations at the service centre stabilised during the past year and moved to a new level in terms of performance and value addition in a number of areas:
• stores inventories reduced by around 30 per cent to R44 million, while maintaining very high service levels;
• rationalisation of the supply base resulted in a reduction in the number of material items from around 16,000 to 3,000, with a corresponding reduction in vendors from over 3,000 to less than 1,000;

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
• expenditure with HDSA suppliers increased to 18 per cent of procurement spend - well ahead of the 7.5 per cent target. Focus in this important area is now firmly fixed on SMME suppliers as well as facilitating alliances between emerging black entrepreneurs and traditional white vendors; and a project focused on developing a world-class procurement capability highlighted potential savings of between R200 million and R300 million per annum. This will be achieved, by:
• greater bargaining power through consolidating spend and extending the term of contracts where appropriate;
• in-depth analysis of industry and supplier cost drivers - leading to a stronger negotiating position;
• extending the number of suppliers referenced including those internationally to create a more competitive environment; and
• standardisation of commodities.
Savings of R10 million per annum from an electronic auction of conveyor belting provided an early indication of the veracity of the savings possible.
A project focused on quantity benchmarking in the mining and engineering areas, targeting annual savings of R100 million per annum. This project is achieving results well ahead of plan.
A new payroll system was implemented for the Driefontein and Kloof operations during March 2004 at a cost of R65 million. This system stabilised quickly and is demonstrating superior controls and reliability. Operating cost savings of around R26 million per annum will accrue from reduced hardware and software expenses. The system will be extended to the Free State operations during
F2005.
Nicholas J Holland
17 September 2004
Management's discussion and analysis
of the financial statements
(continued)

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

The directors have pleasure in submitting their report and the annual financial statements of the company and the group for the year ended 30 June 2004.
Profile
Business of the company Gold Fields Limited is one of the world's largest producers of precious metals, with mining operations in Australia, Ghana and South Africa. In addition, it prospects for gold and other precious metals worldwide.
Financial results The financial statements set out fully the financial results of the company and the group. A synopsis of the financial results for the year is set out in the management's discussion and analysis of the financial results on pages 87 to 96.
International Financial Reporting Standards The Gold Fields group's annual financial statements comply with International Financial Reporting Standards and South African Statements of Generally Accepted Accounting Practice.
Reporting in US dollars To assist international investors, the group's annual financial statements have also been translated into US dollars.
Share capital
Authorised The company's authorised share capital of 1,000,000,000 shares of 50 cents remained unchanged during the year.
Issued A total of 19,127,648 shares were issued during the year as follows:
17,250,000 shares for the international private placement.
1,300,977 shares in terms of the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan.
564,841 shares as part payment for the acquisition of a further 49 per cent interest in the Arctic Platinum Partnership in
Finland.
11,830 shares to other.
This resulted in the total issued ordinary shares at 30 June 2004 increasing to 491,492,520 (2003: 472,364,872) ordinary shares of 50 cents each.
The unissued ordinary shares, exclusive of the number of shares reserved for purposes of the two incentive schemes, namely the GF Management Incentive Scheme and the GF Non-Executive Director Share Plan, are under the control of the directors until the forthcoming annual general meeting where shareholders will be asked to renew this authority. In addition shareholders will be requested to authorise the directors to issue up to 15 per cent of the unissued shares of the company for cash, other than by means of a rights offer. These resolutions are both subject to compliance with the rules of the JSE Securities Exchange South Africa. The proposed resolutions are set out in the notice convening the annual general meeting.
Repurchase of shares In terms of the Companies Act, No 61 of 1973, it is possible for a company or its subsidiaries to acquire its own shares and for subsidiaries to acquire shares of its holding company. To provide flexibility, your directors recommended that resolutions permitting such acquisitions be passed at the forthcoming annual general meeting.
Directors' report

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Shareholding in the company The issued capital of the company is held by public and non-public entities as follows:

Number of shares

000

%

Public

392,426

79.8

Non-public

249

0.1

Directors

350

0.1

Holding over 10%

98,468

20.0

Total

491,493

100.00

On 29 March 2004 Anglo American plc released details of the sale of its 20 per cent stake in Gold Fields to MMC Norilsk Nickel.

As at June 2004 MMC Norilsk Nickel held 98.5 million shares in the company (20 per cent). The other significant shareholders in the group are listed on page 147.

The GF Management Incentive Scheme

At the annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive Scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain officers and employees of the group to acquire shares in the company.

Details of the scheme are as follows:

Number

Average option

of shares

price (cps)

Outstanding at 1 July 2003

7,824,164

5,658

Granted during the year

2,910,900

8,825

Exercised and released

1,300,977

2,083

Forfeited

740,248

7,421

Outstanding at 30 June 2004

8,693,839

6,352

The executive directors' participation which is included in the above figures, is as follows

930,900

4,803

The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2004 this represented 4.64 per cent of shares in issue. The unexercised options under the scheme represented 1.77 per cent of shares in issue as at 30 June 2004.

The salient features of the scheme are that:
•

A third of the total share option grant vests upon the second anniversary of the grant date and a further third of the total option grant vests annually on future anniversaries of the grant date; and

• Share options expire no later than seven years from the grant date.

The GF Non-Executive Director Share Plan

At the annual general meeting on 31 October 2001, shareholders approved a resolution to proceed with the allocation of options to non-executive directors. As a result each non-executive director has been allocated the options detailed on page 104.

The salient features of the scheme are as follows: • Share options vest one year after allocation; • 10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings; and • Share options will be forfeited 30 days after directors leave the board.

Directors' report

(continued)

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Financial affairs

Dividend policy The company's dividend policy is to declare an interim and final dividend in respect of each financial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but actual cash flows on maturity of financial instruments are included in the determination of adjusted earnings.

Dividends for the year ended 30 June 2004 The company declared an interim dividend of 40 cents per share on 28 January 2004. The dividend was paid on 23 February 2004.

A final dividend of 40 cents per share was declared on 28 July 2004. The dividend was declared in the currency of the Republic of South Africa. The dividend was paid on 23 August 2004.

The dividend resulted in a payout of 67 per cent for the year based on net earnings excluding gains and losses on financial instruments and foreign debt as well as exceptional items. The dividend was also influenced by the significant capital expenditure, which was R2.9 billion for the year.

Borrowing powers In terms of the provisions of Article 12.1 of the Articles of Association, the borrowing powers of the company are unlimited.

Fixed assets

Capital expenditure Capital expenditure for the year amounted to R2,880 million (2003: R2,294 million). Estimated capital expenditure for the 2005 financial year is R2,368 million and will be funded from internal sources and, to the extent necessary, borrowings. On 18 September 2003 Driefontein sold a block of ground, referred to as block 1C11, to AngloGold for a cash consideration of R315 million at a profit net of taxation of R240 million.

Investments

Disposals During the year under review the company disposed of its holdings in ARMgold, Committee Bay Resources, Glamis Gold Limited, Orezone Resources Inc. and Kisenge resulting in a profit of R96 million.

Acquisitions R707 million of investments were made during the year which included investments in Arctic Platinum Partnership, Bolivar Gold Corporation, CMQ Resources, Medoro Resources, Mvelaphanda Resources, Radius Corporation and Zijin Mining Group Company Limited.

Going concern

The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the company and the group have adequate resources to continue as a going concern for the foreseeable future.

Property

The register of property and mineral rights is available for inspection at the registered office of the company during normal business hours.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Directors' report

(continued)

Post-balance sheet events

Combination of Gold Fields' international assets with IAMGOLD to create a major new gold producer

On 11 August 2004, Gold Fields Limited ("Gold Fields") and IAMGOLD Corporation ("IAMGOLD"), announced that they have agreed to combine the international assets of Gold Fields located outside the Southern African Development Community ("SADC") with IAMGOLD in exchange for Gold Fields receiving IAMGOLD shares. IAMGOLD will issue 351,690,218 ordinary shares to Gold Fields and its affiliates, which based on IAMGOLD's volume weighted share price over the 20 trading days prior to 10 August 2004 have a market value of approximately US$2.1 billion. The issue of these shares will result in Gold Fields holding approximately 70 per cent of the enlarged company with the remaining 30 per cent being held by IAMGOLD shareholders. The number of shares to be issued will be subject to adjustment based on the total cash contribution by Gold Fields to the international assets of Gold Fields to be acquired by IAMGOLD from and after 24 June 2004 through closing. This adjustment will be made based on the 20 day average trading price of IAMGOLD shares prior to closing and is capped at US$50 million. The transaction is subject to the fulfilment of various conditions precedent and is anticipated to close prior to the end of this calendar year.

Following completion of the transaction, IAMGOLD will be renamed "Gold Fields International Limited" ("Gold Fields International") and will become an international growth vehicle outside of the SADC region for Gold Fields and IAMGOLD shareholders.

Occupational health care services

Occupational health care services are made available by Gold Fields to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The group is monitoring developments in this regard.

Environmental obligations

The group has made provision in the financial statements for environmental rehabilitation costs amounting to R715 million (2003: R715 million). Cash contributions of R31 million (2003: R29 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year-end amounting to R331 million (2003: R275 million).

Special resolution

A special resolution, requiring disclosure in terms of the listings requirements of the JSE Securities Exchange South Africa, was passed at the annual general meeting of shareholders held on 18 November 2003 in regard to a general authority to enable the company to acquire its own shares and shares in any holding company of the company and for any of the company's subsidiaries to acquire shares in the company.

Black economic empowerment transaction

On 8 March 2004, shareholders of both Gold Fields Limited ("Gold Fields") and Mvelaphanda Resources Limited ("Mvela Resources") voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), a wholly-owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004. Following completion of the private placement Mvela Gold advanced a loan of R4,139 million ("the GFI-SA Loan") to GFI Mining South Africa (Proprietary) Limited ("GFI-SA"), a wholly-owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1,100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately R1,690 million raised by the Mvela Resources private placement (which includes R100 million of equity in Mvelephanda Resources Limited subscribed for by Gold Fields as part of the above private placement). At the end of five years, the GFI-SA loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

The proceeds of the GFI-SA loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFI-SA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFI-SA has acquired the gold mining assets of these companies as well as ancillary assets.

Legal

As reported in the annual report last year, a lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields Limited in the State of New York on 6 May 2003. Mr Mtwesi alleges, inter alia, that during the apartheid era, he was subjected to human rights violations. Mr Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. In summary, Mr Mtwesi and the plaintiffs' class demand an order certifying the plaintiffs' class and compensatory damages from Gold Fields Limited. A complaint has not been served on Gold Fields Limited. If and when service of the complaint takes place it will be vigorously contested.

On 9 July 2004, a lawsuit was filed in a federal district court in New York by six individuals against Gold Fields and a number of other defendants including IBM Corporation, Anglo American plc, UBS AG, Union Bank of Switzerland, Fluor Corporation, Strategic Minerals Corporation, the Republic of South Africa and President Thabo Mbeki. The lawsuit alleges, among other things, that one of the plaintiffs was a victim of apartheid, including by virtue of acts committed at facilities in Randfontein, South Africa, that were owned by one or more predecessors of Gold Fields and that Gold Fields is liable for various wrongful acts and property expropriation, as well as violations of international law, allegedly committed during the apartheid era in South Africa. The plaintiffs are seeking, on each of two counts, unspecified compensatory damages, punitive damages and interest and costs and seek those penalties against the various defendants jointly and severally. A complaint has not been served on Gold Fields. If and when service of the complaint takes place it will be vigorously contested.

Community development projects

Gold Fields has an extensive programme of community interaction and development in communities where employees and their families live.

Mnyakanya, a school in KwaZulu-Natal, which was suffering from an acute lack of facilities and amenities for both scholars and teachers, has been given a R6 million extension by Gold Fields. This project is an example of how Gold Fields is working with these communities to build the future. Education is perhaps the greatest need of young people in South Africa today and we, in Gold Fields, are playing our part in ensuring that as many as possible receive that opportunity in conditions that are conducive to learning.

During the past ten years Gold Fields has invested more than R150 million into education, community development, healthcare, employment and physical infrastructure projects in such communities, through The Gold Fields Foundation.

Directorate

Composition of the board The directors of the company at the date of this report are shown on pages 4 and 5.

The directors retiring in terms of the company's Articles of Association are Messrs K Ansah, G R Parker, T M G Sexwale, C M T Thompson and Dr P J Ryan, and being eligible, offer themselves for re-election. At the forthcoming annual general meeting, members will be requested to consider the necessary resolutions. A brief summary of their curricula vitae appears on page 5.

The directors are not required to hold shares in Gold Fields, although a shareholding qualification may be imposed at any meeting of the shareholders.

The Articles of Association do not provide for a mandatory retirement age for directors. However, in terms of the board charter of the company the retirement age is 72 years.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Directors' report
(continued)
The board of directors of various subsidiaries of Gold Fields comprise some of the executive officers and one or both of the executive directors, where appropriate.
The business address of all the directors and executive officers of Gold Fields is 24 St Andrews Road, Parktown, 2193, South Africa, the address of Gold Fields' head office.
Interest of directors The interests of directors in the shares of the company were as follows and did not individually exceed 1 per cent of the issued share capital or voting control of the company.
30 June
2004
2003
Beneficial 349,986 424,222
Non-beneficial
--
--
The company has not entered into any contracts of service, other than the service contracts, with the executive directors of the company.
Directors' fees
In terms of the Articles of Association the fees for services as non-executive directors are determined by the company in general meeting.
The fees payable to directors have been reviewed, utilising international human resources consultants and taking into account the increased demands being placed on directors worldwide. Detailed proposals to increase the fees payable to non-executive directors, which require the approval of shareholders, are set out in the Notice of the Annual General Meeting accompanying this report.
Directors' emoluments
The following table records the emoluments paid to each director during the year.
Bonuses*
and
performance Pension
Board Committee related scheme Once off
Total**
Total
fees fees Salary payments contributions payments
#
2004
2003
(R) (R) (R) (R) (R) (R)
(R)
(R)
Executive directors
I D Cockerill 3,802,881 1,500,000 551,061 278,356
6,132,298
5,793,009
(Chief Executive Officer)
N J Holland 1,909,507 800,000 300,291 23,586
3,033,384
3,189,810
(Chief Financial Officer) Non-executive directors
C M T Thompson 352,500 296,600
649,100
270,301
(Chairman) A J Wright
130,000 113,100
243,100
237,350
(Deputy Chairman) K Ansah
22,750 --
22,750
--
G J Gerwel 110,500 45,500
156,000
141,916
J M McMahon 110,500 101,400
211,900
230,017
G R Parker 130,000 83,200
213,200
196,017
P J Ryan 130,000 105,300
235,300
224,217
R L Pennant-Rea 104,000 45,500
149,500
152,716
T M G Sexwale 123,500 79,300
202,800
181,550
B R van Rooyen 130,000 83,200
213,200
188,716
C I von Christierson 123,500 83,200
206,700
204,282
Total 1,467,250 1,036,300 5,712,388 2,300,000 851,352
301,942     11,669,232
11,009,901
*Bonuses for F2003 performance, paid in 2004 #Encashed leave pay
** As the executive directors' emoluments are payable partly in US dollars in terms of an agreement with one of the company's subsidiaries, the directors' emoluments in rand will be affected by fluctuations in the exchange rate.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

The company's remuneration policy is determined by the Compensation Committee, which over the past year has utilised the services of Deloitte and Touche Human Capital Corporation as independent advisers to the committee.

Gold Fields' remuneration philosophy is aimed at attracting and retaining motivated high calibre executives aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of fixed and performance-based remuneration. The company aims to set fixed remuneration around the mean of the markets in which we operate and to reward high performing executives through short and long-term incentives based on both company and personal performance.

Executives are paid gross remuneration packages, which the committee's advisers confirmed during the year are aligned with the markets within which the company operates. All fixed elements of remuneration, with the exception of a standard 24 working days leave per annum, are included in the package, with the company having no contingent retirement or medical liabilities. A portion of the fixed remuneration of executives with international responsibilities is paid in US dollars. Increases are determined annually by the Compensation Committee informed by remuneration surveys to which the company subscribes. Despite market data indicating higher levels of increase for top management in 2003, Members of the Executive Committee received on average a 4.4 per cent increase in fixed remuneration in January 2004, in line with the South African inflation rate at the time.

The short-term incentive is an annual incentive bonus in terms of which the Executive Directors are able to earn bonuses of 50 per cent of their GRPs for on target performance. Incentive Bonuses are based on targets approved in advance by the Compensation Committee, comprising corporate, operational and personal objectives. In the case of the chief executive, 70 per cent of his incentive is based on corporate objectives. In other cases corporate and operational objectives (where applicable) comprise 40 per cent to 60 per cent of the incentive with personal objectives making up the balance. In F2004 the weighted average incentive bonus paid to members of the executive team was 33 per cent of GRP.

The corporate objectives comprise three elements. 45 per cent of the corporate objective relates to the relative performance of the Gold Fields share price against the average performance of the AngloGold Ashanti and Harmony share prices over the year in question. No incentive is paid under this heading if the company's share price at the end of the year is lower than that at the beginning of the year even if the company's share price has outperformed the average of the AngloGold Ashanti and Harmony share price performances. The remaining corporate objectives, as measured against the operational plan approved by the board, relate to cash costs per kilogram produced (30 per cent) and total gold produced (25 per cent).

Operational objectives are measured against the operational plans approved by the board and cover safety, production, costs and progress in developing long-term ore reserves. Personal objectives are developed each year for each executive based on key areas and are approved at the beginning of each year by the Compensation Committee. Performance against these objectives is measured quarterly and the final outcome approved by the Compensation Committee at the end of the year.

Long-term incentives are catered for in the GF Management Incentive Scheme, a pure option scheme. Options have a life of seven years and vest as to a third of each grant, on the second, third and fourth anniversary of the grant. Awards are made by the Compensation Committee at fixed times twice a year to ensure cost averaging. The standard allocations at each management level were fixed during the last year following a review by Deloitte and Touche, with the committee having the right to vary individual allocations on performance grounds.

In light of developments with regard to share option schemes over the last year, the committee has appointed Deloitte and Touche to make recommendations to the committee on the redesign of the company's long-term incentives.

The fees for non-executive directors are dealt with by the Nominating and Corporate Governance Committee. Following a review during the year, the Committee agreed to increase significantly the fee of the chairman of the board, taking into account competitiveness as well as the time spent by the chairman on the company's affairs. Non-executive directors also participate in

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Directors' report

(continued)

a non-executive share plan, which provides for an annual allocation of share options to non-executive directors who attend at least 75 per cent of board meetings. These options vest after one year and have a life of five years. The plan is administered by a committee comprising the chief executive and two other nominees of the chief executive, none of whom may be participants under the scheme.

Directors' options

The following table records details of the share options of the executive and non-executive directors during the year.

Executive directors

Options

held as at

1 July 2003

Average

exercise

price per

share

R

Exercised

during the

year

Pre-tax

gain at

date of

exercise

R

Lapsed

during

the year

Options

issued

during

the year

Average

exercise

price per

share

R

Options

held as at

30 June

2004

Average

exercise

price per

share

R

I D Cockerill

529,200

45.38

--

--

--

74,200

88.28

603,400

51.36

N J Holland

296,700

36.14

4,000

358,959

--

34,800

87.86

327,500

41.90

Total

825,900

42.06

4,000

358,959

--

109,000

88.07

930,900

48.03

Non-Executive directors

K Ansah

--

--

--

--

--

--

--

--

--

G J Gerwel

5,000

110.03

--

--

--

10,000

88.38

15,000

95.60

J M McMahon

31,000

65.10

--

--

--

10,000

88.38

41,000

70.78

G R Parker

35,000

62.65

--

--

--

10,000

88.38

45,000

68.37

R L Pennant-Rea

5,000

110.03

--

--

--

10,000

88.38

15,000

95.60

P J Ryan

35,000

62.65

--

--

--

10,000

88.38

45,000

68.37

T M G Sexwale

12 ,000

82.39

--

--

--

10,000

88.38

22,000

85.11

C M T Thompson

290,000

46.83

--

--

--

10,000

88.38

300,000

48.22

B R van Rooyen

35,000

62.65

--

--

--

10,000

88.38

45,000

68.37

C I von Christierson

29,000

66.57

19,000 1,058,726

--

10,000

88.38

20,000

99.03

A J Wright

35,000

62.65

--

--

--

10,000

88.38

45,000

68.37

Total

512,000

55.45

19,000

1,058,726

--

100,000

88.38

593,000

61.37

Administration

Mr C Farrel is corporate secretary of Gold Fields Limited. GFL Mining Services Limited continues to act as administrative, financial and technical advisers to the company.

Mr N J Holland acted as public officer for the year under review.

Computershare Investor Services 2004 (Proprietary) Limited is the company's South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1. Basis of preparation

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for- sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders' equity.

2. Consolidation

2 .1 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.

The formation of the group was accounted for using the pooling-of-interests method. Subsequent to the formation of the group, the purchase method of accounting is used to account for the acquisition of subsidiaries by the group.

The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill.

Inter-company transactions comprising unrealised gains and losses between group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.

2.2 Associates

The equity method of accounting is used for an investment over which the group exercises significant influence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.

Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.

3. Foreign currencies

Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

3.1 Foreign entities

Foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and income statements are translated on the following basis:

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Accounting policies

(continued)

Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders' equity. These differences will be recognised in earnings upon realisation of the underlying operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at transaction date.

4. Property, plant and equipment

4.1 Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horizons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the group is limited to the time span of the group's respective mining leases.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.2 Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

4.3 Land

Land is shown at cost and is not depreciated.

4.4 Non-mining assets

Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operations not included in the previous categories and all the assets of the non-mining operations.

4.5 Amortisation and depreciation of mining assets

Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this the following calculation methods are used:

• Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.

• Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

• Where exploration results at a particular defined area do not suggest a reasonable likelihood of an exploitable deposit that warrants further exploration, such exploration costs are expensed.

• At certain of the group's operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

4.6 Depreciation of non-mining assets

Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

• Vehicles, 20 per cent

• Computers, 33.3 per cent

• Furniture and equipment, 10 per cent

4.7 Mining exploration

Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration "farm-in" projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

Exploration activities at the group's Australian operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.

4.8 Impairment

Recoverability of the carrying value of the long-term mining assets of the group is reviewed whenever events or changes in circumstances indicate that such carrying amount may not be recoverable, and annually at the end of the fiscal year. To determine whether a long-term mining asset may be impaired, the estimate of future discounted cash flows determined on a pre-tax basis, over the remaining estimated life of the mining asset, calculated on an area-of-interest basis, is compared to its carrying value.

An area-of-interest is defined by the group as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed.

Exploration targets in respect of which costs have been capitalised at the group's Australian operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are written off.

Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group's mining assets.

4.9 Leases

Operating leases are charged against income as incurred.

5. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill is amortised using the straight-line method over its estimated useful life. At each balance sheet date, the group assesses whether there is any indication of impairment. A write- down is made if the carrying amount exceeds the recoverable amount.

6. Waste normalisation or deferred stripping

At the group's Australian open pit operations, costs are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by applying the ratio of ounces mined in each period pro rata to total proved and probable reserve ounces expected to be recovered from the pit to the total expected in-pit waste removal costs to be incurred over the life of the pit. The resultant asset or liability created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset or liability.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Accounting policies

(continued)

7. Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Future anticipated effective tax rates are used in the determination of deferred taxation.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and interest charges.

Deferred tax assets relating to the carry forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be recovered.

No provision is made for any potential taxation liability on the distribution of retained earnings by group companies.

8. Inventories

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the group's international operations, gold-in-process for such operations represents either production in broken ore form or production from the time of placement on heap leach pads. Mineral rights represent those rights not linked to any specific operation.

Cost is determined on the following basis:

• Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.

• Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

• Mineral rights are valued at the lower of cost and net realisable value.

Net realisable value is determined with reference to current market prices.

9. Financial instruments

Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

9.1 Investments

Investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity and are released to the income statement when the investments are sold; (ii) investments in unlisted companies which are accounted for at cost since fair value cannot be measured reliably and are adjusted for write-downs where appropriate.

Purchases and sales of investments are recognised on the trade date, which is the date that the group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

Investments in subsidiaries are recognised at cost less accumulated impairment losses.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

9.2 Derivative financial instruments

The group's general policy with regards to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

• to protect cash flows at times of significant expenditure;

• for specific debt servicing requirements; and

• to safeguard the viability of higher cost operations.

The group may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows.

On the date a derivative contract is entered into, the group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above it is not regarded as a hedge.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders' equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders' equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.

Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under IFRS 39 is deferred until settlement.

9.3 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.

The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

Bank overdrafts are included within current liabilities in the balance sheet.

9.4 Trade receivables

Trade receivables are carried at anticipated realisable value, that is, original invoice amount less provision for impairment of these receivables. Estimates are made for impairments based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

10. Provisions

Provisions are recognised when the group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Accounting policies

(continued)

11. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method. The debt component of the Mvela loan is determined using a market related cost of debt. This amount is recorded as a liability and is amortised against actual payments made over the life of the loan. The balance of the Mvela loan is included in shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement on the liability for at least 12 months after the balance sheet date.

12. Environmental obligations

Long-term environmental obligations are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean- up at closure.

For the South African operations annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the South African Revenue Service. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.

13. Employee benefits

13.1 Pension and provident funds

The group operates a defined benefit pension plan and a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and group companies.

The expected costs of the defined benefit pension plan are assessed in accordance with the advice of independent actuaries. The cost of experience adjustments or planned amendments is charged to earnings over the expected average remaining service lives of the relevant employees. Any shortfalls are funded either immediately or as increased employer contributions to ensure the ongoing soundness of the fund.

Contributions to defined contribution funds are charged against income as incurred.

These funds are governed by the Pension Fund Act of 1956, as amended.

13.2 Post-retirement health care costs

Medical cover is provided through a number of different schemes. Post-retirement health care in respect of qualifying employees is recognised as an expense over the expected remaining service lives of the relevant employees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

14. Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15. Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the amount of revenue can be reliably measured.

Revenue comprises the value of gold sold.

15.1

Revenue arising from gold and silver sales is recognised when the title, risks and rewards of ownership pass to the buyer.

The price of gold and silver is determined by market forces.

15.2

Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.

15.3

Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

15.4

Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.

16. Dividends declared

Dividends and the related taxation thereon are recognised only when such dividends are declared.

17. Earnings/(loss) per share

Earnings per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.

18. Segmental reporting

The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.

19. Comparatives

Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year.

20. Additional US dollar financial information

The translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders' equity.

This information is provided as supplementary information for convenience purposes only.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
United States Dollars
South African Rand
2003
2004
Notes
2004
2003
1,531.7
1,706.2
Revenue 1
11,772.8
13,892.8
1,156.9
1,549.9
Cost of sales 2
10,694.0
10,493.2
374.8
156.3
Operating profit
1,078.8
3,399.6
22.3
19.0
Investment income 3
130.8
202.3
(1.3)
(3.9)
Finance expense 4
(26.8)
(12.2)
35.7
27.4
Unrealised gain on financial instruments
189.0
324.1
15.1
(8.7)
Realised (loss)/gain on financial instruments
(60.0)
136.8
3.7
5.6
Other income
38.4
33.9
(23.3)
(28.5)
Exploration expense
(196.5)
(211.8)
--
(61.8)
Impairment of assets
(426.2)
--
13.4
--
Profit on disposal of St Helena
--
121.7
52.9
13.9
Profit on sale of investments
95.6
479.7
--
27.1
Profit on sale of mineral rights
187.2
--
(3.0)
(0.7)
Retirement of health care obligations
(5.0)
(26.7)
--
(3.6)
Write-off of mineral rights
(24.8)
--
(0.3)
(0.4)
Other
(2.5)
(2.9)
490.0
141.7
Profit before taxation 5
978.0
4 444.5
(150.3)
(8.7)
Mining and income tax 6
(60.5)
(1,363.5)
339.7
133.0
Profit after taxation
917.5
3,081.0
(14.1)
(21.7)
Minority shareholders' interest
(149.9)
(128.0)
325.6
111.3
Net earnings
767.6
2,953.0
56
23
Headline earnings per share - cents 7.1
157
507
69
23
Basic earnings per share - cents 7.2
158
626
56
23
Diluted headline earnings per share - cents 7.3
156
504
69
23
Diluted basic earnings per share - cents 7.4
157
621
41
19
Dividends per share - cents 8
140
370
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated
Group income statement
for the year ended 30 June 2004

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

United States Dollars South African Rand
2003
2004
Notes
2004
2003
ASSETS
2,074.2
2,762.6
Non-current assets
17,403.7
16,158.4
1,973.2
2,512.5
Property, plant and equipment 9
15,828.5
15,371.3
1.4
0.4
Investment in associate 10
2.5
11.1
64.3
126.8
Investments 11
798.7
501.0
35.3
52.6
Environmental Trust Fund 12
331.4
275.0
--
70.3
Non-current portion of financial instruments 13
442.6
--
392.7
920.5
Current assets
5,799.3
3,059.5
113.7
106.7
Inventories 14
672.2
885.7
74.9
111.3
Accounts receivable 15
700.9
583.2
2.8
9.2
Deferred stripping costs
58.2
22.6
67.7
--
Unrealised gain on financial instruments
--
527.2
--
37.0
Current portion of financial instruments 13
233.5
--
133.6
656.3
Cash and cash equivalents 16
4,134.5
1,040.8
2,466.9
3,683.1
Total assets
23,203.0
19,217.9
EQUITY AND LIABILITIES
1,450.0
2,372.9
Shareholders' equity per statement
14,949.3
11,295.5
85.8
105.2
Minority interests 17
662.9
668.2
673.9
879.1
Non-current liabilities
5,538.2
5,249.8
549.4
529.5
Deferred taxation 18
3,336.1
4,279.6
21.1
226.8
Long-term liabilities 19
1,428.6
164.2
103.4
122.8
Long-term provisions 20
773.5
806.0
257.2
325.9
Current liabilities
2,052.6
2,004.4
184.7
278.9
Accounts payable 21
1,756.6
1,439.4
52.0
14.2
Taxation
89.3
405.3
20.5
32.8
Current portion of long-term liabilities 19
206.7
159.7
2,466.9
3,683.1
Total equity and liabilities
23,203.0
19,217.9
The accompanying notes form an integral part of these financial statements
Group balance sheet
at 30 June 2004
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Equity Foreign
Number of Ordinary portion of currency Fair value Total
ordinary share Share Mvela translation a     djustment Retained   shareholders'
shares issued capital premium loan adjustment reserve earnings equity
South African rand
Balance at 30 June 2002
470,522,224 235.2 7,712.2 -- 790.8 473.9 1,883.7 11,095.8
Net income -- -- -- -- -- -- 2,953.0 2,953.0
Dividends -- -- -- -- -- -- (1,746.4) (1,746.4)
Exercise of employee share options 1,842,648 1.0 39.4 -- -- -- -- 40.4
Share premium written off -- -- (15.3) -- -- -- -- (15.3)
Mark-to-market gain on listed
investments
-- -- -- -- -- 198.6 -- 198.6
Realised gain on disposal of listed
investments
-- -- -- -- -- (479.7) -- (479.7)
Foreign exchange translation -- -- -- -- (750.9) -- -- (750.9)
Balance at 30 June 2003
472,364,872 236.2 7,736.3 -- 39.9 192.8 3,090.3 11,295.5
Net income -- -- -- -- -- -- 767.6 767.6
Dividends -- -- -- -- -- -- (669.1) (669.1)
Exercise of employee share options 1,300,977 0.6 25.6 -- -- -- -- 26.2
Proceeds from private capital raising 17,250,000 8.6 1,480.5 -- -- -- -- 1,489.1
Shares issued relating to acquisition
of APP
564,841 0.3 60.1 -- -- -- -- 60.4
Equity portion of Mvela loan -- -- 2,453.6 -- -- -- 2,453.6
Mvela loan deferred taxation effect -- -- -- 676.6 -- -- -- 676.6
Mark-to-market loss on listed
investments
-- -- -- -- -- (35.1) -- (35.1)
Realised gain on disposal of listed
investments
-- -- -- -- -- (84.7) -- (84.7)
Other 11,830 -- 0.9 -- -- -- -- 0.9
Foreign exchange translation -- -- -- -- (1,031.7) -- -- (1,031.7)
Balance at 30 June 2004
491,492,520 245.7 9,303.4 3,130.2 (991.8) 73.0 3,188.8 14,949.3
United States Dollars
Balance at 30 June 2002
470,522,224 38.4 1,251.3 -- (546.4) 47.9 279.8 1,071.0
Net income -- -- -- -- -- 325.6 325.6
Dividends -- -- -- -- -- -- (184.3) (184.3)
Exercise of employee share options 1,842,648 0.1 4.4 -- -- -- 4.5
Share premium written off -- -- (1.7) -- -- -- -- (1.7)
Mark-to-market gain on listed
investments
-- -- -- -- -- 21.9 -- 21.9
Realised gain on disposal of listed
investments
-- -- -- -- -- (52.9) -- (52.9)
Foreign exchange translation
-- -- -- -- 265.9 -- 265.9
Balance at 30 June 2003
472,364,872 38.5 1,254.0 -- (280.5) 16.9 421.1 1,450.0
Net income -- -- -- -- -- -- 111.3 111.3
Dividends -- -- -- -- -- -- (92.6) (92.6)
Exercise of employee share options 1,300,977 0.1 3.7 -- -- -- -- 3.8
Proceeds from private capital raising 17,250,000 1.3 214.6 -- -- -- -- 215.9
Shares issued relating to acquisition
of APP
564,841 -- 8.7 -- -- -- -- 8.7
Equity portion of Mvela loan -- -- -- 355.6 -- -- -- 355.6
Mvela loan deferred taxation effect -- -- -- 98.1 -- -- -- 98.1
Mark-to-market loss on listed
investments
-- -- -- -- -- (5.1) -- (5.1)
Realised gain on disposal of listed
investments
-- -- -- -- -- (12.3) -- (12.3)
Other 11,830 -- 0.1 -- -- -- -- 0.1
Foreign exchange translation -- -- -- -- 239.4 -- -- 239.4
Balance at 30 June 2004
491,492,520 39.9 1,481.1 453.7 (41.1) (0.5) 439.8 2,372.9
The accompanying notes form an integral part of these financial statements
Group statement of changes in shareholders' equity
for the year ended 30 June 2004
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Group cash flow statement
for the year ended 30 June 2004
United States Dollars
South African Rand
2003
2004
Notes
2004
2003
275.6
149.8
Cash flows from operating activities
1,003.2
2,303.1
504.6
291.2
Cash generated by operations 22
2,009.2
4,576.1
18.1
15.6
Investment and interest income
107.8
164.2
20.9
26.0
Change in working capital 23
179.6
191.6
543.6
332.8
Cash generated by operating activities
2,296.6
4,931.9
(4.8)
(14.7)
Interest paid
(101.7)
(43.9)
(73.1)
(75.7)
Tax paid 24
(522.6)
(786.9)
465.7
242.4
Net cash from operations
1,672.3
4,101.1
(190.1)
(92.6)
Dividends paid 25
(669.1)
(1,798.0)
(204.9)
(444.2)
Cash flows from investing activities
(3,066.0)
(1,938.3)
(252.9)
(417.4)
Additions to property, plant and equipment
(2,880.1)
(2,294.1)
Proceeds on disposal of property, plant
1.8
56.8
and equipment
391.7
16.7
(7.0)
(102.4)
Purchase of investments
(706.9)
(63.8)
72.1
29.3
Proceeds on disposal of investments
201.9
561.9
11.9
--
Proceeds on disposal of St Helena 26
--
120.0
(5.1)
(6.0)
Environmental trust fund and rehabilitation payments
(41.1)
(46.3)
(25.7)
(4.5)
Post-retirement health care payments
(31.5)
(232.7)
(145.7)
774.8
Cash flows from financing activities
5,417.8
(1,143.6)
--
350.5
Equity portion of Mvela loan
2,453.6
--
--
236.2
Debt portion of Mvela loan
1,653.4
--
(9.8)
9.1
Increase/(decrease) in minority funding
88.6
(82.7)
(140.4)
(40.7)
Long and short-term loans repaid
(294.0)
(1,101.3)
4.5
219.7
Shares issued
1,516.2
40.4
(75.0)
480.4
Net cash generated/(utilised)
3,355.0
(778.8)
12.9
42.3
Translation adjustment
(261.3)
(207.5)
195.7
133.6
Cash and cash equivalents at beginning of the year
1,040.8
2,027.1
133.6
656.3
Cash and cash equivalents at end of the year
4,134.5
1,040.8
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004
United States Dollars
South African Rand
2003
2004
2004
2003
Figures in millions unless otherwise stated
Notes to financial statements
for the year ended 30 June 2004
1. Revenue
Revenue from mining operations
1,531.7
1,706.2
- Spot sales
11,772.8
13,892.8
1,531.7
1,706.2
Total turnover
11,772.8
13,892.8
2. Cost of sales
991.4
1,343.6
Working costs
9,270.8
8,991.5
16.6
20.3
Corporate administration expenditure
140.0
150.8
1,008.0
1,363.9
Operating costs
9,410.8
9,142.3
1.1
6.8
Gold inventory change
46.9
10.0
147.8
179.2
Amortisation and depreciation
1,236.3
1,340.9
1,156.9
1,549.9
Total cost of sales
10,694.0
10,493.2
3. Investment income
2.2
2.3
Dividends received
15.7
19.7
3.2
3.8
Interest received - environmental rehabilitation trust fund
25.9
29.0
15.9
13.3
Interest received - other
92.1
144.5
1.0
(0.4)
(Loss)/profit from associates after taxation
(2.9)
9.1
22.3
19.0
Total investment income
130.8
202.3
4. Finance expense
--
(5.8)
Interest paid - Mvelaphanda loan
(40.0)
--
(4.8)
(9.0)
Interest paid - other
(61.7)
(43.9)
5.0
11.4
Realised gain on foreign debt, net of cash
78.6
45.7
4.0
3.6
Unrealised gain on foreign debt, net of cash
24.6
35.7
(1.5)
(2.4)
Environmental rehabilitation interest charge
(16.5)
(13.2)
(4.0)
(1.7)
Post-retirement health care interest charge
(11.8)
(36.5)
(1.3)
(3.9)
Total finance expense
(26.8)
(12.2)
5. Included in profit before tax are the following:
Expenses Auditors' remuneration
0.5
0.7
- audit f ee
4.9
4.5
0.3
0.2
- other
1.5
2.7
3.4
6.0
Environmental rehabilitation inflation adjustment
41.6
30.6
0.8
0.9
Operating lease charges - corporate offices
5.9
7.0

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

United States Dollars

South African Rand

2003

2004

2004

2003

6. Mining and income tax

The components of mining and income tax are the following: South African taxation

(57.3)

(1.7)

- mining tax

(11.7)

(520.4)

(2.4)

(2.2)

- non-mining tax

(15.3)

(21.8)

(2.9)

(4.7)

- compan

y and capital gains tax

(33.0)

(26.2)

(32.3)

59.8

- def

erred

412.7

(293.0)

Foreign taxation

(1.6)

(4.1)

- curr

ent

(9.5)

(14.4)

(16.1)

(17.2)

- f

oreign levies and royalties

(137.1)

(145.8)

(37.7)

(38.6)

- def

erred

(266.6)

(341.9)

(150.3)

(8.7)

Total mining and income tax

(60.5)

(1,363.5)

South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate of 38%. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the group's income tax provision to differ from the maximum statutory mining tax rate of 46% were:

Tax on profit before taxation at maximum mining statutory tax rate

(449.9)

(2,040.3)

Rate adjustment to reflect the company tax rate in South Africa of 30.0%, tax rate in Ghana of 32.5% and tax rate in Australia of 30.0%

277.2

202.9

South African mining tax formula rate adjustment

48.0

166.9

Net non-taxable income and non-deductible expenditure

158.8

286.0

Foreign levies and royalties

(137.1)

(145.8)

South African capital gains tax

(12.0)

(19.1)

Use of assessed losses and unredeemed capital expenditure not previously recognised

--

124.1

Other

54.5

61.8

Income and mining tax expense

(60.5)

(1,363.5)

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Notes to financial statements

(continued)

for the year ended 30 June 2004

6. Mining and income tax (continued)

6.1

South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations.

South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.

The formula for determining South African mining tax is:

Y = 46 - 230/X

where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

6.2

Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of 38 per cent.

6.3

South African company tax, for non-mining companies in the group, is determined at a rate of 30 per cent.

6.4

Company tax at Gold Fields Ghana Limited and Abosso Gold Fields Limited is determined at a rate of 32.5 per cent.

6.5

Company tax at St Ives (Pty) Limited and Agnew (Pty) Limited is determined at a rate of 30.0 per cent.

6.6

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book and tax values of assets and liabilities.

6.7

At 30 June 2004 the group had the following amounts available for set-off against future income:

-

unredeemed capital expenditure at GFI Mining South Africa (Pty) Limited of R1,977.6 million. This comprises R11.9 million at the

Driefontein operation, R233.2 million at the Kloof operation and R1,732.5 million at the Beatrix operation.

-

estimated and assessed losses at GFI Mining South Africa (Pty) Limited of R52.7 million, all of which relate to the Beatrix operation.

-

unredeemed capital expenditure at Beatrix Mining Ventures Limited of R nil million (2003: R1,479.4 million) at the Beatrix mine tax entity. With the rationalisation of the group's South African mining operations into GFI Mining South Africa (Pty) Limited, the unredeemed capital expenditure at Beatrix Mining Ventures Limited was transferred to the new company.

These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.

-

estimated tax losses at Orogen Investments SA (Luxembourg) of US$121.8 million (2003: US$85.4 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990 can be carried forward indefinitely. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to 31 December 1990.

-

estimated tax losses at Gold Fields Australia (Pty) Limited of A$75.0 million (2003: A$20.4 million). These estimated tax losses do not have an expiration date.

-

estimated capital allowances at Gold Fields Ghana Limited of US$116.2 million (2003: US$46.2 million) and Abosso Goldfields Limited of US$8.4 million (2003: US$31.9 million), respectively. These estimated capital allowances do not have an expiration date.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

United States Dollars

South African Rand

2003

2004

2004

2003

7. Earnings per share

56

23

7.1 Headline earnings per share - cents

157

507

Headline earnings per share is calculated on the basis of adjusted net earnings attributable to ordinary shareholders of R763.2 million (2003: R2,393.4 million) and 485,020,966 (2003: 471,814,106) shares being the weighted average number of ordinary shares in issue during the year.

Net earnings is reconciled to headline earnings as follows:

325.6

111.3

Net earnings

767.6

2,953.0

--

61.8

Impairment of assets

426.2

--

--

(16.1)

Taxation effect of impairment of assets

(111.3)

--

--

(27.1)

Profit on sale of mineral rights

(187.2)

--

--

(7.7)

Taxation effect of profit on sale of mineral rights

(53.0)

--

(13.4)

--

Profit on disposal of St Helena

--

(121.7)

3.0

--

Taxation effect of profit on disposal of St Helena

--

27.3

(52.9)

(13.9)

Profit on sale of investments

(95.6)

(479.7)

2.1

2.8

Taxation effect of profit on sale of investments

19.2

19.1

(0.5)

(0.5)

Other after tax adjustments

(2.7)

(4.6)

263.9

110.6

Headline earnings

763.2

2,393.4

69

23

7.2 Basic earnings per share - cents

158

626

Basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R767.6 million (2003: R2,953.0 million) and 485,020,966 (2003: 471,814,106) shares being the weighted average number of ordinary shares in issue during the year.

56

23

7.3 Diluted headline earnings per share - cents

156

504

Diluted headline earnings per share is calculated on the basis of headline earnings attributable to ordinary shareholders of R763.2 million (2003: R2,393.4 million) and 487,698,431 (2003: 475,294,239) shares being the diluted number of ordinary shares in issue during the year.

The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:

Weighted average number of shares

485,020,966

471,814,106

Share options in issue

2,677,465

3,480,133

Diluted number of ordinary shares

487,698,431

475,294,239

69

23

7.4 Diluted basic earnings per share - cents

157

621

Diluted basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R767.6 million (2003: R2,953.0 million) and 487,698,431 (2003: 475,294,239) shares being the diluted number of ordinary shares in issue during the year.

8. Dividends

96.6

63.2

2003 Final dividend of 100 cents per share

472.4

1,038.5

(2002: 220 cents) declared on 29 July 2003 and paid on 25 August 2003.

87.7

29.4

2004 Interim dividend of 40 cents per share (2003: 150 cents) declared on

196.7

707.9

28 January 2004 and paid on 23 February 2004

184.3

92.6

Total dividends

669.1

1,746.4

Gold Fields Limited Annual Report 2004
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004
United States Dollars
South African Rand
Land, mineral Mine Mine Land, mineral
rights and development development rights and
rehabilitation and and rehabilitation
assets infrastructure
Total
Total
infrastructure assets
Figures in millions unless otherwise stated
Notes to financial statements
(continued)
for the year ended 30 June 2004
9. Property, plant and equipment
30 June 2004 Cost
364.4 2,829.6 3,194.0 Balance at beginning of the year 24,881.5 22,042.2 2,839.3
Acquisition of additional interest in
-- 6.4 6.4 Arctic Platinum 44.1 44.1 --
4.7 412.7 417.4 Additions 2,880.1 2,848.0 32.1
(10.6) (22.5) (33.1) Disposals (228.5) (155.3) (73.2)
4.6 0.7 5.3 Other 37.1 4.8 32.3
37.9 613.6 651.5 Translation adjustment (892.6) (588.2) (304.4)
401.0
3,840.5
4,241.5
Balance at end of the year
26,721.7
24,195.6
2,526.1
Accumulated depreciation
100.5 1,120.3 1,220.8 Balance at beginning of the year 9,510.2 8,727.3 782.9
20.2 159.0 179.2 Charge for the year 1,236.3 1,096.8 139.5
-- (0.9) (0.9) Disposals (5.9) (5.9) --
21.4 40.4 61.8 Impairment 426.2 278.9 147.3
-- 0.4 0.4 Other 2.9 2.9 --
16.7 251.0 267.7 Translation adjustment (276.5) (207.0) (69.5)
158.8
1,570.2
1,729.0
Balance at end of the year
10,893.2
9,893.0
1,000.2
242.2
2,270.3
2,512.5
Carrying value at end of the year
15,828.5
14,302.6
1,525.9
30 June 2003
364.4 2,829.6 3,194.0 Cost 24,881.5 22,042.2 2,839.3
100.5 1,120.3 1,220.8 Accumulated depreciation 9,510.2 8,727.3 782.9
263.9 1,709.3 1,973.2 Carrying value at end of the year 15,371.3 13,314.9 2,056.4

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

United States Dollars

South African Rand

2003

2004

2004

2003

10. Investment in associate

The group has a 33.1% interest in Rand Refinery Limited, a company incorporated in the Republic of South Africa, which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.

Investment in associate consists of:

1.9

1.9

Unlisted shares at cost

19.4

19.4

--

(0.9)

Share of accumulated losses brought forward

(8.3)

--

1.0

(0.4)

(Loss)/profit after taxation (refer note 3)

(2.9)

9.1

(1.9)

(0.8)

Dividends

(5.7)

(17.4)

0.4

0.6

Translation adjustments

--

--

1.4

0.4

Total investment in associate

2.5

11.1

The group`s effective share of balance sheet items in its associate is as follows:

6.6

8.9

Non-current assets

55.9

51.1

5.3

4.3

Current assets

27.0

41.0

11.9

13.2

Total assets

82.9

92.1

0.6

0.8

Non-current liabilities

4.6

4.4

2.0

1.7

Current liabilities

10.8

15.8

2.6

2.5

Total equity and liabilities

15.4

20.2

9.3

10.7

Net assets

67.5

71.9

Reconciliation of the total investment in associate with net assets:

9.3

10.7

Net assets

67.5

71.9

(7.9)

(10.3)

Negative goodwill

(65.0)

(60.8)

1.4

0.4

Carrying value

2.5

11.1

11. Investments

Listed

36.2

81.9

Cost less permanent write-downs

515.7

282.2

24.8

11.5

Net unrealised gain on revaluation

73.0

192.8

61.0

93.4

Book value

588.7

475.0

61.0

93.4

Market value

588.7

475.0

Unlisted

1.9

32.3

Book value and directors' valuation

203.5

14.8

62.9

125.7

Total listed and unlisted investments

792.2

489.8

1.4

1.1

Loans advanced

6.5

11.2

64.3

126.8

Total investments

798.7

501.0

All investments are classified as available for sale. Details of major investments are given on pages 140 and 141

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

United States Dollars

South African Rand

2003

2004

2004

2003

Figures in millions unless otherwise stated

Notes to financial statements

(continued)

for the year ended 30 June 2004

12. Environmental Trust Fund

Gold Fields Mining Environmental Trust Fund

24.4

35.3

Balance at beginning of the year

275.0

252.7

3.2

4.4

Contributions made during the year

30.5

29.1

3.2

3.8

Interest earned during the year

25.9

29.0

(3.1)

--

Payment due to disposal of St Helena

--

(35.8)

7.6

9.1

Translation adjustment

--

--

35.3

52.6

Balance at end of the year

331.4

275.0

The proceeds from this fund are intended to fund environmental rehabilitation obligations of the group's South African mines and they are not available for the general purposes of the group. All income from this asset is reinvested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions (refer note 20.2)

13. Financial instruments

--

107.3

Amount owing on close-out of financial instruments

676.1

--

--

(37.0)

Current portion included in current assets

(233.5)

--

Total non-current portion of amount owing on close-out of financial

--

70.3

instruments

442.6

--

The amount owing on the close-out of financial instruments relates to the close-out of the Australian dollar/United States dollar financial instruments on 7 January 2004. The close-out of the outstanding open positions of US$275.0 million was executed at an average rate of 0.7670 US$/A$. These transactions locked in a gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

On 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107.4 million (US$115.7 million less US$8.3 million premium on the call option) or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147.0 million, based on a spot rate of 0.7158 US$/A$. Payments against this settlement are receivable on a quarterly basis with the last payment due on 29 December 2006.

14. Inventories

79.4

74.1

Gold-in-process

466.9

618.9

26.2

32.0

Consumable stores

201.4

203.9

8.1

0.6

Mineral rights

3.9

62.9

113.7

106.7

Total inventories

672.2

885.7

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

United States Dollars

South African Rand

2003

2004

2004

2003

15. Accounts receivable

34.7

31.4

Gold sale trade receivables

198.1

270.3

8.0

14.0

Other trade receivables

88.3

62.5

--

2.0

Deposits

12.6

--

1.5

1.6

Interest receivable

9.8

11.5

9.3

15.8

Other

99.2

72.4

2.1

3.2

Payroll debtors

20.4

16.6

4.6

6.9

Pre-paid expenses

43.6

35.5

3.0

--

Proceeds outstanding on sale of listed investments

--

23.5

11.7

36.4

Value-added tax

228.9

90.9

74.9

111.3

Total accounts receivable

700.9

583.2

16. Cash and cash equivalents

0.1

4.8

Cash at bank and on hand

30.3

0.6

133.5

651.5

Short-term deposits

4,104.2

1,040.2

133.6

656.3

4,134.5

1,040.8

17. Minority interests

54.7

85.8

Balance at beginning of the year

668.2

567.1

14.1

21.7

Share of profit after taxation

149.9

128.0

(5.8)

--

Dividends paid

--

(51.6)

25.3

(29.1)

Arising on (acquisition)/set-up of minorities in Arctic Platinum

(200.8)

200.8

(9.8)

(2.7)

Loans repaid during the year

(18.8)

(82.7)

--

15.6

Loans advanced during the year

107.4

--

7.3

13.9

Translation adjustment

(43.0)

(93.4)

85.8

105.2

Balance at end of the year

662.9

668.2

18. Deferred taxation

The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are: Deferred taxation liabilities

663.1

833.1

- Mining assets

5,248.7

5,165.6

15.0

21.7

- In

vestment in environmental trust fund

136.8

117.1

20.6

23.1

- F

inancial instruments

145.6

160.7

3.3

2.8

- In

ventories

17.4

25.7

2.3

--

- Loans

--

18.2

7.2

5.9

- Other

37.2

55.1

711.5

886.6

Gross deferred taxation liabilities

5,585.7

5,542.4

Deferred taxation assets

(54.8)

(65.3)

- Pr

ovisions

(411.2)

(427.2)

--

(101.4)

- Loans

(638.9)

--

(6.0)

(23.7)

-

Tax losses

(149.5)

(46.3)

(101.3)

(166.7)

- Unr

edeemed capital expenditure

(1,050.0)

(789.3)

549.4

529.5

Net deferred taxation liabilities

3,336.1

4,279.6

360.7

549.4

Balance at beginning of the year

4,279.6

3,736.5

--

(98.1)

Deferred tax effect of the Mvela transaction recorded in equity

(676.6)

--

70.0

(21.2)

Transferred through the income statement

(146.1)

634.9

118.7

99.4

Translation adjustment

(120.8)

(91.8)

549.4

529.5

Balance at end of the year

3,336.1

4,279.6

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

United States Dollars

South African Rand

2003

2004

2004

2003

Figures in millions unless otherwise stated

Notes to financial statements

(continued)

for the year ended 30 June 2004

19. Long-term liabilities

- Debt component of Mv

ela loan

On 17 March 2004, Mvelaphanda Gold (Pty) Limited, a wholly-owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4,139.0 million to GFI Mining South Africa (Pty) Limited. The loan bears interest at a fixed rate of 10.57% nominal annual compounded semi- annually. Interest is payable semi-annually and the loan amount is repayable five years from the date of advance. All payments under this loan have been guaranteed by Gold Fields Limited and two of its offshore subsidiaries. On the date the loan is repaid, Mvelaphanda Gold (Pty) Limited will subscribe for new shares in GFI Mining South Africa (Pty) Limited such that after the subscription it will own 15% of the enlarged equity of GFI Mining South Africa (Pty) Limited.

The net proceeds of the loan of R4,107.0 million (R4,139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.

The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders' equity.

The debt component of the Mvela loan is amortised against payments of interest on the loan of R4,139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.

GFI Mining South Africa (Pty) Limited entered into two interest rate swaps, an amortising and an accreting swap. The amortising swap for R1,653.0 million reflects the profile of the debt component of the Mvela loan and has been designated as a fair value hedge. The accreting swap for R2,486.0 million accretes to R4,139.0 million over five years and is regarded as a derivative and is thus marked to market. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvelaphanda Gold (Pty) Limited and the floating rate payable is the three-month JIBAR rate plus a margin of 1.025% (refer note 32).

--

595.2

Loan advanced

4,107.0

--

--

(355.6)

Equity component

(2,453.6)

--

--

239.6

Debt component on initial recognition

1,653.4

--

--

2.6

Fair value adjustment in relation to amortising interest rate swap

(18.1)

--

--

17.4

Translation adjustment

--

--

259.6

Fair value of liability component at end of year

1,635.3

--

The fair value adjustment in relation to the amortising interest rate swap is calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three-month JIBAR rate plus a margin of 1.025%.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

United States Dollars

South African Rand

2003

2004

2004

2003

19. Long-term liabilities (continued)

--

259.6

Balance

1,635.3

--

29.5

--

-

Syndicated credit facility

--

229.7

On 26 November 2001, Gold Fields entered into a syndicated credit facility of US$250.0 million. This syndicated facility consists of a US$160.0 million term-loan facility and a US$90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%.

On 30 November 2001, the full US$160.0 million of the term loan and US$5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St Ives and Agnew mines. On 30 January 2004 the term loan was fully repaid. During the 2003 financial year US$114.5 million of the term loan and US$5.0 million of the revolving credit facility were repaid.

The revolving credit facility is available until 26 November 2006. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals.

The full facility is collateralised by Gold Fields' shares in St Ives and Agnew. All payments under the facility have been guaranteed by Gold Fields Limited and several of its subsidiaries.

12.1

--

-

Two-year term loan facility

--

94.2

On 31 December 2001, Gold Fields entered into a bilateral two-year term loan and letter of credit facility of US$35.0 million and a two-year term loan facility of US$15.0 million. These two facilities bear interest at LIBOR plus 0.95%.

On 23 January 2002, the full US$35.0 million of the bilateral two-year term loan and letter of credit facility was utilised. US$32.9 million was used to finance the acquisition by Gold Fields of 71.1 % of Abosso Goldfields Limited, US$2.0 million to replace an existing letter of credit for Abosso Goldfields Limited and the remaining US$0.1 million was used for general corporate purposes.

On 23 January 2002, the full US$15.0 million of the bilateral two-year term loan facility was utilised. US$10.0 million was used to refinance existing debt of Abosso Goldfields Limited and the remaining US$5.0 million was used for general corporate purposes.

On 31 December 2003 the bilateral two-year term loan was fully repaid. During the 2003 financial year US$20.9 million was repaid against this loan. The US$15.0 million two-year term loan facility was fully repaid in the 2002 financial year. Interest on both facilities is payable at either monthly, three- monthly or six-monthly intervals.

Both facilities have been secured by Gold Fields' shares in Abosso Goldfields Limited. All payments under the two facilities have been guaranteed by Gold Fields Limited and several of its subsidiaries.

41.6

259.6

Gross long-term liabilities

1,635.3

323.9

(20.5)

(32.8)

Current portion included in current liabilities

(206.7)

(159.7)

21.1

226.8

Total long-term liabilities

1,428.6

164.2

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

United States Dollars

South African Rand

2003

2004

2004

2003

Figures in millions unless otherwise stated

Notes to financial statements

(continued)

for the year ended 30 June 2004

20. Long-term provisions

11.6

9.2

20.1 Post-retirement health care costs

58.1

90.7

The group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. During financial 2004 approximately 6 per cent (2003: 61%) of these pensioners and dependants were bought out of the scheme at a 15% premium to the latest actuarial valuation. The remaining obligation was actuarially valued at 30 June 2004 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognised by the group for post-retirement health care costs:

11.6

8.6

Actuarial present value

54.4

90.7

--

--

Plan assets at fair value

--

--

11.6

8.6

Accumulated benefit obligation in excess of plan assets

54.4

90.7

--

--

Unrecognised prior service costs

--

--

--

--

Unrecognised actuarial (gains)/losses

--

--

11.6

8.6

Post-retirement health care liability

54.4

90.7

Benefit obligation reconciliation

25.1

11.6

Balance at beginning of the year

90.7

260.2

4.0

1.7

Interest charge

11.8

36.5

(3.4)

(0.6)

Payments during the year

(4.4)

(30.4)

--

(2.6)

Benefits forfeited

(17.9)

--

3.0

0.7

Premium on buy-out of pensioners and dependants

5.0

26.7

(22.3)

(3.9)

Buy-out of pensioners and dependants

(27.1)

(202.3)

5.2

2.3

Translation adjustments

--

--

11.6

9.2

Balance at end of the year

58.1

90.7

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 11% per annum and a discount rate of 13% per annum. Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.

A one percentage point increase in assumed health care trend rates would have increased interest cost for 2004 by R1.3 million (10.8%) (2003: R2.9 million (8.0%). The effect of this change on the accumulated post- retirement health care benefit obligation at 30 June 2004 would have been an increase of R5.4 million (9.3%)(2003: R8.9 million (9.8%)).

A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2004 by R1.4 million (11.7%) (2003: R2.6 million (7.2%)). The effect of this change on the accumulated post retirement health care benefit obligation at 30 June 2004 would have been a decrease of R4.7 million (8.1%) (2003: R7.6 million (8.4%)).

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

United States Dollars

South African Rand

2003

2004

2004

2003

20. Long-term provisions (continued) 20.2 Environmental rehabilitation costs

74.3

91.8

Balance at beginning of the year

715.3

770.2

2.8

--

Additional provision due to new disturbances

--

25.2

3.4

6.0

Inflation charge

41.6

30.6

1.5

2.4

Interest charge

16.5

13.2

(1.9)

(1.6)

Payments against provision

(10.6)

(17.2)

(4.9)

--

Payment due to disposal of St Helena

--

(41.6)

16.6

15.0

Translation adjustments

(47.4)

(65.1)

91.8

113.6

Balance at end of the year

715.4

715.3

The group's South African operations contribute to a dedicated environmental rehabilitation trust fund to provide for the estimated cost of rehabilitation at the end of the mines' lives. At 30 June 2004 the balance in this fund was R331.4 million (2003: R275.0 million). Refer note 12.

The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.

103.4

122.8

Total long-term provisions

773.5

806.0

21. Accounts payable

93.9

82.1

Trade creditors

516.9

731.6

57.6

127.5

Accruals and other creditors

803.3

449.4

33.2

38.5

Leave pay accrual

242.4

258.4

--

5.4

Net interest payable on debt component of Mvela loan

34.3

--

--

25.4

Financial instrument creditor

159.7

--

184.7

278.9

Total accounts payable

1,756.6

1,439.4

22. Cash generated by operations

325.6

111.3

Net earnings

767.6

2,953.0

150.3

8.7

Taxation

60.5

1 363.5

4.8

14.7

Interest paid

101.7

43.9

(18.1)

(15.6)

Investment income

(107.8)

(164.2)

2.2

2.3

Dividends received

15.7

19.7

15.9

13.3

Interest received

92.1

144.5

14.1

21.7

Minority interest

149.9

128.0

476.7

140.8

Earnings before tax, interest, investment income and minority interest

971.9

4,324.2

27.9

150.4

Non-cash items:

1,037.3

251.9

147.8

179.2

Amortisation and depreciation

1,236.3

1,340.9

(2.2)

--

Dividends in specie received

--

(19.7)

(27.3)

(28.2)

Exchange rate difference

(195.1)

(247.5)

--

61.8

Impairment of assets

426.2

--

4.0

1.7

Interest adjustment to post-retirement health care liability

11.8

36.5

3.4

6.0

Inflation adjustment to rehabilitation liability

41.6

30.6

1.5

2.4

Interest adjustment to rehabilitation liability

16.5

13.2

3.7

(4.8)

Other

(33.4)

32.4

(13.4)

--

Profit on disposal of St Helena

--

(121.7)

--

(27.1)

Profit on sale of mineral rights

(187.2)

--

(52.9)

(13.9)

Profit on sale of investments

(95.6)

(479.7)

3.0

0.7

Retirement of health care obligations

5.0

26.7

(35.7)

(27.4)

Unrealised gain on financial instruments

(189.0)

(324.1)

(4.0)

(3.6)

Unrealised gain on foreign debt, net of cash

(24.6)

(35.7)

--

3.6

Write-off of mineral rights

24.8

--

504.6

291.2

Total cash generated by operations

2,009.2

4,576.1

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

United States Dollars

South African Rand

2003

2004

2004

2003

Figures in millions unless otherwise stated

Notes to financial statements

(continued)

for the year ended 30 June 2004

23. Change in working capital

(0.6)

5.4

Inventories

37.1

(5.2)

25.5

(25.6)

Accounts receivable

(176.3)

232.4

(4.0)

46.2

Accounts payable

318.8

(35.6)

20.9

26.0

Total change in working capital

179.6

191.6

24. Tax paid

(44.8)

(52.0)

Amount owing at beginning of the year

(405.3)

(463.6)

(80.3)

(29.9)

SA and foreign current taxation

(206.6)

(728.6)

52.0

14.2

Amount owing at end of the year

89.3

405.3

--

(8.0)

Translation

--

--

(73.1)

(75.7)

Total tax paid

(522.6)

(786.9)

25. Dividends paid

(184.3)

(92.6)

Dividends per statement of shareholders' equity

(669.1)

(1,746.4)

(5.8)

--

Dividends paid to minority shareholders

--

(51.6)

(190.1)

(92.6)

Total dividends paid

(669.1)

(1,798.0)

26. Additional cash flow information

Disposal of St Helena
With effect from 30 October 2002, the group disposed of the assets and liabilities of St Helena to Freegold. The aggregate fair value of the assets and the liabilities disposed of were as follows:

0.2

--

Property, plant and equipment

--

1.5

0.1

--

Inventory

--

2.6

(4.9)

--

Environmental rehabilitation provision

--

(41.6)

3.1

--

Environmental rehabilitation investment

--

35.8

(1.5)

--

Net liabilities disposed of

--

(1.7)

13.4

--

Profit on disposal of St Helena

--

121.7

11.9

--

Payment received in cash

--

120.0

Acquisition of minority shareholders' interest in Arctic Platinum
With effect from 4 September 2003 the group acquired the minority shareholders' interest in Arctic Platinum.

--

29.1

Minority shareholders' interest

200.8

--

--

(8.7)

Paid for by issue of share capital

(60.4)

--

--

20.4

Paid for by cash

(140.4)

--

The R140.4 million paid for in cash is included in the purchase of investments in the cash flow statement

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Figures in millions unless otherwise stated

United States Dollars

South African Rand

2003

2004

2004

2003

27. Retirement benefits

The Gold Fields Limited Corporate Pension Fund is a defined benefit scheme, which has 14 employee members. Membership to the scheme is closed. The scheme is valued at intervals of not more than three years using the projected unit credit method. This is the only defined benefit pension scheme in the group.

The last actuarial valuation was carried out at 30 June 2004 and the fund showed a deficit of R2.2 million (2003: R8.6 million). This deficit was fully provided for at year-end.

This scheme is in the process of being wound up. On 1 June 2004, all active members were transferred to the Gold Fields Retirement Fund, a defined contribution scheme. Pensioner members will be transferred from the scheme to a retirement scheme of their choice by 30 June 2005.

All other employees are members of various defined contribution retirement schemes.

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R266.8 million (2003: R241.3 million).

28. Commitments

Capital expenditure

607.6

520.7

- author

ised

3,280.1

4,733.5

34.5

57.5

- contr

acted for

362.1

268.6

Operating lease

0.6

0.9

- within one y

ear

5.5

4.6

0.5

3.5

- ther

eafter

22.3

3.5

15.7

44.0

Other guarantees

276.9

122.1

Commitments will be funded from internal sources and to the extent necessary from borrowings.

29. Contingent liabilities

No material claims have been filed against the group.

World Gold Council Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member's production relative to the total production of all members. To date, no claims have been made on Gold Fields.

30. Lines of credit

The group has unutilised lines of credit of US$90 million at 30 June 2004 (2003: US$90.0 million).

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Notes to financial statements

(continued)

for the year ended 30 June 2004

31. Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Concentration of credit risk The group's financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is approved by the Audit Committee and is applied under the supervision of the group's Executive Committee. No marginal facilities are engaged.

Foreign currency and commodity price risk In the normal course of business the group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian dollar/US dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision US$500.0 million of US dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.

On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275 million was at an average spot rate of 0.7670 US$/A$. Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/A$, to take advantage of the weakened Australian dollar against the US dollar at that time. US dollar nil million of these instruments remain at 30 June 2004 (2003: US$300.0 million).

In order to participate in any further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275.0 million of which the value dates and amounts match the dates of the original structure. The average strike price of these options is 0.7670 US$/A$. US$262.5 million of these instruments remain at 30 June 2004.

Insofar as South African rand/US dollar exposures are concerned, the group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of US$50.0 million (2003: US$36.0 million) was purchased to hedge the group's commitment in respect of the Tarkwa mill and owner mining projects, since approval has been obtained from the South African Reserve Bank to fund these commitments from South African sources.

At present the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices (refer accounting policies).

Interest rate and liquidity risk Fluctuations in interest rates impact on the value of short-term investment and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

The group entered into an interest rate swap in connection with the Mvela transaction. Full details of the interest rate swaps are provided in note 32.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the group's normal and contingency funding requirements.

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

32.
Fair value of financial instruments The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's length transaction between willing parties. The estimated values of the group's financial instruments are:
30 June 2004
30 June 2003
Rm
Rm
Carrying
Fair
Carrying Fair
amount
value
amount value
Financial assets Cash and cash equivalents
4,134.5
4,134.5
1,040.8 1,040.8
Current portion of financial instruments
233.5
233.5
-- --
Accounts receivable
700.9
700.9
583.2 583.2
Non-current portion of financial instruments
442.6
442.6
-- --
Environmental Trust Fund
331.4
331.4
275.0 275.0
Investments
798.7
798.7
501.0 501.0
Financial liabilities Accounts payable
1,756.6
1,756.6
1,439.4 1,439.4
Current portion of long-term liabilities
206.7
206.7
159.7 159.7
Long-term liabilities
1,428.6
1,428.6
164.2 164.2
30 June 2004
30 June 2003
US$ million
US$ million
Carrying
Fair
Carrying Fair
amount
value
amount value
Financial assets Cash and cash equivalents
656.3
656.3
133.6 133.6
Current portion of financial instruments
37.0
37.0
-- --
Accounts receivable
111.3
111.3
74.9 74.9
Non-current portion of financial instruments
70.3
70.3
-- --
Environmental Trust Fund
52.6
52.6
35.3 35.3
Investments
126.8
126.8
64.3 64.3
Financial liabilities Accounts payable
278.9
278.9
184.7 184.7
Current portion of long-term liabilities
32.8
32.8
20.5 20.5
Long-term liabilities
226.8
226.8
21.1 21.1
The following methods and assumptions were used to estimate the fair value of each class of financial instrument.
Accounts receivable, accounts payable and cash and cash equivalents The carrying amounts approximate fair values due to the short maturity of these instruments.
Investments, Environmental Trust Fund and long and short-term liabilities The fair value of publically traded instruments is based on quoted market values. The Environmental Trust Fund is stated at fair value based on the nature of the fund's investments. Refer to note 19 for a discussion on the fair value of long and short-term liabilities.
Financial instruments A discussion on the fair value of currency financial instruments and the interest rate swap continues in note 32.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

Notes to financial statements

(continued)

for the year ended 30 June 2004

32.

Fair value of financial instruments (continued) Currency financial instruments Currency financial instruments remaining at year-end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Accounting Standard 39 and accordingly the position has been marked-to- market through earnings.

Year ended 30 June

2005

2006

2007

Total

Australian dollars/US dollars

Call options: Amount (US dollars) - 000's

87,500

100,000

75,000

262,500

Average strike price (US$/A$)

0.7670

0.7670

0.7670

0.7670

The marked-to-market value of the positions in the above table was a gain of R17.6 million (US$2.8 million) at 30 June 2004. The value was based on exchange rates of R/US$6.30 and US$/AU$0.6996 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

Year ended 30 June

2005

Total

US dollars/rand

Forward exchange contracts:
Amount (US dollars) - 000's

50,000

50,000

Average strike price (R/US$)

6.6368

6.6368

The forward purchase of US$50 million matured on 3 June 2004. This amount was extended to mature on 3 December 2004, resulting in a cash outflow of R100.0 million (US$16.0 million). The US$50.0 million was purchased to hedge the group's commitment in respect of the Tarkwa mill and owner mining projects. The marked-to-market value of the position in the above table was a loss of R7.0 million (US$1.1 million) at 30 June 2004. The value was based on an exchange rate of R/US$6.30 and the prevailing interest rates and volatilities at the time. This loss has been accounted for in the income statement as an unrealised loss on financial instruments.

Interest rate swap In terms of the Mvela loan, GFI Mining South Africa (Pty) Limited pays Mvelaphanda Gold (Pty) Limited interest on the R4,139 million loan at a fixed rate, semi-annually. The interest rate was fixed with reference to the five-year rand swap rate, at 9.6179 per cent nominal annual compounded semi-annually plus a margin of 0.95 per cent. GFI Mining South Africa (Pty) Limited simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining South Africa (Pty) Limited is now exposed to the three month Jibar rate plus a margin of 1.025 per cent.The Jibar rate for the current quarter was fixed at 8.02 per cent.

32. Fair value of financial instruments (continued)

For accounting purposes, the Mvela loan is split into a debt component and an equity component and accordingly the net present value of the future interest payments (R1,653.4 million) is classified as debt, while the balance (R2,453.6 million) is classified as equity. The marked-to- market value of the interest rate swap is a loss of R104.3 million at 30 June 2004. The fair value adjustment of the debt portion of the loan is a gain of R23.8 million at 30 June 2004, to which hedge accounting has been applied. In terms of hedge accounting, the liability that exists in the balance sheet is decreased accordingly and the gain of R23.8 million is taken to the income statement, partly offsetting the R104.3 million above. The net settlement gain on the swap for the year was R17.5 million, split R11.8 million which was taken to the income statement and R5.7 million which was allocated to the debt portion of the loan. The value was based on the prevailing interest rates and volatilities at the time.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004

33. Related party transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

Pro-Drilling and Mining (Pty) Limited

Michael J. Prinsloo, Executive Vice President, South African Operations sits on the board of and owns 50 per cent of Pro-Drilling and Mining (Pty) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South African (Pty) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month's written notice by either party. Gold Fields employed Pro-Drilling prior to Mr Prinsloo joining Gold Fields. During fiscal 2004 Gold Fields paid Pro-Drilling a total of approximately R2.0 million (2003: R1.6 million).

Mvelaphanda Resources Limited

Tokyo MG Sexwale and Bernard R van Rooyen, non-executive directors of Gold Fields, are, respectively, the chairman of the board and a director of Mvelaphanda Resources Limited, or Mvela Resources.

On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5 per cent and a maximum of 15 per cent in any new Gold Fields' precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe in tranches for ordinary shares in Mvela Resources at a 10 per cent premium to the five-day weighted average trading price of such shares on the JSE Securities Exchange South Africa. Mvela Resources initially issued Gold Fields options to subscribe for shares with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. In F2004 Gold Fields was issued with 521,812 options (F2003: 753,537 options).

The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August 2002. In addition, Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

On 8 March 2004, shareholders of both Gold Fields and Mvela Resources voted decisively in favour of all shareholder resolutions necessary to implement the transaction described more fully on page 100 of this report.

Rand Refinery Limited

GFI Mining South Africa (Pty) Ltd has an agreement with Rand Refinery Limited ("Rand Refinery"), in which Gold Fields holds a 33.1 per cent interest, providing for the refining of substantially all of Gold Fields' South African gold production by Rand Refinery. On 21 November 2000, GFL Mining Services Limited ("GFLMS") entered into an agreement with Rand Refinery in terms of which GFLMS acts as an agent for Rand Refinery with regard to the sale of a maximum of 50 per cent of Gold Fields' South African gold production. On 1 June 2004, GFLMS exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields' South African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have agreements with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Nicholas Holland, who is the Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly-owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining Services Limited, Gold Fields Ghana Limited or Abosso Gold Fields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favourable to it as arm's length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years materially indebted to Gold Fields.

34. Segment reporting

The segment information is shown under the financial summary in the segment report on page 142.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Company income statement
for the year ended 30 June 2004
South African Rand
Notes
2004
2003
Investment income 1
4 ,101.0
1,100.0
Other income
3.5
2.5
Profit on sale of investments
52.8
13.5
Write-down of investments
(2,802.0)
--
Profit before taxation
1,355.3
1,116.0
Taxation 2
(8.2)
--
Net earnings
1,347.1
1,116.0
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Company balance sheet
at 30 June 2004
South African Rand
Note
2004
2003
ASSETS
Non-current asset
Investments 4
10,465.2
8,234.4
Current asset
Accounts receivable
2.2
27.7
Total assets
10,467.4
8,262.1
EQUITY AND LIABILITIES
Capital and reserves
Shareholders' equity per statement
10,458.5
8,260.2
Current liabilities
8.9
1.9
Accounts payable
2.5
3.7
Taxation
6.4
(1.8)
Total equity and liabilities
10,467.4
8,262.1
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Company statement of changes in shareholders' equity
for the year ended 30 June 2004
Number of Ordinary Fair value Total
ordinary share Share adjustment Retained shareholders'
shares issued capital premium reserve earnings equity
South African rand
Balance at 30 June 2002
470,522,224 235.2 8,010.3 22.4 563.6 8,831.5
Net income -- -- -- -- 1,116.0 1,116.0
Dividends -- -- -- -- (1,746.4) (1,746.4)
Exercise of employee share options 1,842,648 1.0 39.4 -- -- 40.4
Share premium written off -- -- (15.3) -- -- (15.3)
Mark-to-market of listed investments -- -- -- 47.5 -- 47.5
Realised gain on disposal of listed investments -- -- -- (13.5) -- (13.5)
Balance at 30 June 2003
472,364,872 236.2 8,034.4 56.4 (66.8) 8 260.2
Net income -- -- -- -- 1,347.1 1,347.1
Dividends -- -- -- -- (669.1) (669.1)
Exercise of employee share options 1,300,977 0.6 25.6 -- -- 26.2
Proceeds from US capital raising 17,250,000 8.6 1,480.5 -- -- 1,489.1
Shares issued relating to the acquisition of APP 564,841 0.3 60.1 -- -- 60.4
Realised gain on disposal of listed investments -- -- -- (56.3) -- (56.3)
Other 11,830 -- 0.9 -- -- 0.9
Balance at 30 June 2004
491,492,520 245.7 9,601.5 0.1 611.2 10,458.5
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Company cash flow statement
for the year ended 30 June 2004
South African Rand
Notes
2004
2003
Cash flows from operating activities
3,459.7
(664.2)
Cash generated by operations 5
3.5
2.5
Investment income
4,101.0
1,100.0
Change in working capital 6
24.3
(20.2)
Cash generated by operating activities
4,128.8
1,082.3
Tax paid 7
--
--
Net cash from operations
4,128.8
1,082.3
Dividends paid 8
(669.1)
(1,746.5)
Cash flows from investing activities
143.2
31.2
Purchase of investments
--
--
Proceeds on sale of investments
143.2
31.2
Cash flows from financing activities
(3,602.9)
633.0
Long-term loans (advanced)/received
(5,119.1)
592.6
Shares issued
1,516.2
40.4
Net cash outflow
--
--
Cash and cash equivalents at beginning of the year
--
--
Cash and cash equivalents at end of the year
--
--
The accompanying notes form an integral part of these financial statements
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Company Notes to financial statements
for the year ended 30 June 2004
South African Rand
2004 2003
1.
Investment income Dividends received - unlisted subsidiaries
4,101.0 1,100.0
Total investment income
4,101.0 1,100.0
2.
Taxation South African taxation - company tax
(8.2) --
3.
Dividends 2003 Final dividend of 100 cents per share (2002: 220 cents) declared on 29 July 2003
472.4 1,038.5
and paid on 25 August 2003. 2004 Interim dividend of 40 cents per share (2003: 150 cents) declared on 28 January 2004
196.7 707.9
and paid on 23 February 2004. Total dividends
669.1 1,746.4
4.
Investments Listed Cost
0.3 82.7
Net unrealised gain on revaluation 0.1 56.4
Book value 0.4 139.1
Market value 0.4 139.1
Unlisted Book value
8,261.7 11,071.7
Total listed and unlisted investments 8,262.1 11,210.8
Loans 2,203.1 (2,976.4)
Total investments
10,465.2 8,234.4
Details of major investments are given on pages 140 and 141.
5.
Cash generated by operations Net earnings
1,347.1 1,116.0
Taxation 8.2 --
Investment income - Dividends received
(4,101.0) (1,100.0)
(Loss)/earnings before tax and investment income
(2,745.7) 16.0
Non-cash items: Profit on sale of investments
(52.8) (13.5)
Write-down of investments 2,802.0 --
Total cash generated by operations
3.5 2.5
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

South African Rand
2004
2003
6.

Change in working capital

Accounts receivable
25.5
(22.2)
Accounts payable
(1.2)
2.0
Total change in working capital
24.3
(20.2)
7.
Tax paid Amount due at beginning of the year
1.8
1.8
SA current taxation
(8.2)
--
Amount owing/(due) at end of the year
6.4
(1.8)
Total tax paid
--
--
8.
Dividends paid
Dividends per statement of shareholders' equity
(669.1)
1 746.5
Total dividends paid
(669.1)
1 746.5
Figures in millions unless otherwise stated

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Major group investments - direct and indirect
Group Book value in holding company
Shares held beneficial interest Shares Loans
2004 2003 2004 2003 2004 2003 2004 2003
Notes per cent per cent R m R m R m R m
Principal subsidiaries
Unlisted
Abosso Goldfields Limited
- Class"A" shares 3
39,394,000
39,394,000
71.1
71.1
--
-- -- --
- Class "B" shares 3
4,266,000
4,266,000
71.1
71.1
--
-- -- --
Agnew Gold Mining Company (Pty) Limited 5
54,924,757
54,924,757
100
100
--
-- -- --
Beatrix Mines Limited 1
96,549,020
96,549,020
100
100
206.8
206.8 -- --
Beatrix Mining Ventures Limited 1
9,625,001
9,625,001
100
100
120.4
236.2 (136.8) --
Driefontein Consolidated (Pty) Limited 1
1,000
1,000
100
100
--
-- (13.1) --
GFL Mining Services Limited 1
235,676,386
235,676,386
100
100
7,331.7
7,331.7 2,963.2 (2,976.3)
Gold Fields Guernsey Limited 2
4,012
4,005
100
100
--
-- -- --
Gold Fields Ghana Limited 3
711
711
71.1
71.1
--
-- -- --
GFI Mining South Africa (Pty) Limited 1
850
--
100
--
--
-- -- --
Kloof Gold Mining Company Limited 1
138,600,000
138,600,000
100
100
602.8
3,289.0 (610.2) --
Orogen Holdings (BVI) Limited 4
150
100
100
100
--
-- -- --
Oryx Gold Holdings Limited 1
244,311,285
244,311,285
100
100
--
-- -- --
St Ives Gold Mining Company (Pty) Limited 5
212,497,547
164,774,273
100
100
--
-- -- --
Other
--
--
--
--
8.0 -- --
Total
8,261.7
11,071.7 2,203.1
(2,976.3)

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Group Book value in holding company
Shares held beneficial interest Shares Loans
2004 2003 2004 2003 2004 2003 2004 2003
Notes per cent per cent R m R m R m R m
Other investments
Listed
African Eagle Resources plc
6,903,703
6,903,703
9.0
23.3
African Rainbow Minerals
Gold Limited
--
1,872,700
--
2.0
Avoca Resources Limited
7,500,000
7,500,000
8.8
14.9
Bolivar Gold Corporation
- shares
12,344,444
--
13.8
--
- warrants
6,172,222
--
n/a
--
Chesapeake Gold Corporation
--
927,200
--
5.6
Ridge Mining plc
288,000
288,000
0.6
1.1
CMQ Resources Inc.
-shares
5,000,000
--
9.7
--
-warrants
2,500,000
--
n/a
--
Committee Bay
1,333,333
--
5.1
--
Conquest Mining Limited
- shares
600,000
600,000
1.0
1.5
- options
600,000
600,000
n/a
n/a
Glamis Gold Limited
--
88,128
--
0.1
Hereward Ventures plc
4,921,018
4,921,018
3.4
5.1
JCI Limited
- shares
4,647,107
4,647,107
0.2
0.3
- debentures
1,000,603
1,000,603
n/a
n/a
Mvelaphanda Resources Limited
- shares
4,350,000
--
2.6
--
- options
1,275,349
753,537
n/a
n/a
Orezone Resources Inc
--
2,500,000
--
2.9
Radius Explorations Limited
4,883,524
1,904,762
9.7
6.9
Sino Gold Limited
- shares
10,800,000
10,800,000
8.4
9.6
- options
1,350,000
--
n/a
--
Sub Nigel Gold Mining
Company Limited
12,500,000
5,000,000
18.7
11.0
TLC Ventures Corporation
1,775,000
--
9.3
--
Western Areas Gold Mining
Company Limited
4,212,137
4,212,137
4.0
4.0
Zijin Mining Group Company Limited
18,000,000
--
2.3
--
Notes
1 - Incorporated in the Republic of South Africa 4 - Incorporated in the British Virgin Islands
2 - Incorporated in Guernsey 5 - Incorporated in Australia
3 - Incorporated in Ghana The interest of Gold Fields Limited in the aggregate amount of the after-taxation profits of its subsidiaries is R719.5 million (2003: R2,937.0 million) Note: Only major investments are listed individually.

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Segment report
Financial summary - rand million
Group
Free State
Corporate
Consoli-
Driefontein
Kloof
Beatrix St Helena
Tarkwa
Damang
Australia
and other
dation
Income statement for the year
ended 30 June 2004
Revenue
3,038.6 2,766.7 1,665.7 1,470.8 827.9 2,003.1 -- 11,772.8
Operating costs 2,558.5 2,538.0 1,586.1 873.6 460.0 1,394.6 -- 9,410.8
Gold inventory change -- -- -- (0.2) 1.5 45.6 -- 46.9
Operating profit
480.1 228.7 79.6 597.4 366.4 562.9 -- 2,315.1
Amortisation and depreciation 233.0 248.3 84.6 100.9 56.0 414.5 99.0 1,236.3
Net operating profit
247.1 (19.6) (5.0) 496.5 310.4 148.4 (99.0) 1,078.8
Other income/(expenditure) (73.2) (58.8) (59.5) 5.4 (0.1) 299.2 (38.1) 74.9
Normal taxation (14.3) (4.8) (4.9) (55.7) (32.2) (49.2) (45.5) (206.6)
Deferred taxation 91.8 90.9 141.7 (147.0) (38.5) (97.4) 104.6 146.1
Impairment - Beatrix 4 shaft -- -- (426.2) -- -- -- -- (426.2)
Exceptional items 185.3 (1.9) 0.1 -- -- 3.5 63.5 250.5
Profit/(loss) after taxation
436.7 5.8 (353.8) 299.2 239.6 304.5 (14.5) 917.5
Minority shareholders' interest -- -- -- (86.5) (69.2) -- 5.8 (149.9)
Net earnings/(loss)
436.7 5.8 (353.8) 212.7 170.4 304.5 (8.7) 767.6
Balance sheet as at 30 June 2004
Total assets
3,165.0 3,274.4 1,308.0 1,543.7 497.5 3,167.5 10,246.9 23,203.0
Total liabilities (excluding deferred
taxation and outside shareholders) 1,093.5 1,197.7 792.6 227.7 99.0 521.5 322.7 4,254.7
- deferred taxation 1,075.9 1,018.0 (219.1) 388.3 1.2 376.3 695.5 3,336.1
Capital expenditure - net (76.5) 344.5 293.7 944.3 21.9 800.2 160.3 2,488.4
The above is a geographical analysis presented by location of assets
Income statement for the year
ended 30 June 2003
Revenue
3,810.8 3,447.3 1,973.4 145.3 1,627.1 902.6 1,986.3 -- 13,892.8
Operating costs 2,422.0 2,330.3 1,439.6 115.6 938.3 637.1 1,259.4 -- 9,142.3
Gold inventory change 38.3 4.3 -- -- 16.3 10.1 (59.0) -- 10.0
Operating profit
1,350.5 1,112.7 533.8 29.7 672.5 255.4 785.9 -- 4,740.5
Amortisation and depreciation 227.0 221.3 85.7 0.0 141.2 64.1 510.0 91.6 1,340.9
Net operating profit
1,123.5 891.4 448.1 29.7 531.3 191.3 275.9 (91.6) 3,399.6
Other income/(expenditure) (10.7) 5.3 (3.8) 7.2 4.2 36.9 468.4 (34.4) 473.1
Normal taxation (273.8) (234.5) (5.2) (27.3) (61.2) (32.9) (51.8) (41.9) (728.6)
Deferred taxation (96.5) (52.9) (180.7) -- (159.4) (66.2) (133.3) 54.1 (634.9)
Exceptional items (17.1) (8.6) (1.0) 123.7 (1.3) -- 8.1 468.0 571.8
Profit/(loss) after taxation
725.4 600.7 257.4 133.3 313.6 129.1 567.3 354.2 3,081.0
Minority shareholders' interest -- -- -- -- (90.6) (37.3) -- (0.1) (128.0)
Net earnings/(loss)
725.4 600.7 257.4 133.3 223.0 91.8 567.3 354.1 2,953.0
Balance sheet as at 30 June 2003
Total assets
3,326.6 3,498.9 2,024.0 18.9 1,261.6 322.0 3,109.9 5,656.0 19,217.9
Total liabilities (excluding deferred
taxation and minority shareholders) 811.8 526.1 209.0 30.4 229.6 122.3 592.1 453.3 2,974.6
- deferred taxation 1,378.4 1,342.7 154.9 -- 314.2 (41.9) 338.1 793.2 4,279.6
Capital expenditure - net 572.8 419.7 373.7 -- 207.4 14.4 629.4 60.0 2,277.4

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Segment report
(continued)
Financial summary - US dollars million
Group
Free State
Corporate
Consoli-
Driefontein
Kloof
Beatrix St Helena
Tarkwa
Damang
Australia
and other
dation
Income statement for the year
ended 30 June 2004
Revenue
440.4 400.9 241.4 213.2 120.0 290.3 -- 1,706.2
Operating costs 370.8 367.8 229.9 126.6 66.7 202.1 -- 1,363.9
Gold inventory change -- -- -- -- 0.2 6.6 -- 6.8
Operating profit
69.6 33.1 11.5 86.6 53.1 81.6 -- 335.5
Amortisation and depreciation 33.8 36.0 12.3 14.6 8.1 60.1 14.3 179.2
Net operating profit
35.8 (2.9) (0.8) 72.0 45.0 21.5 (14.3) 156.3
Other income/(expenditure) (10.6) (8.5) (8.6) 0.8 -- 43.4 (5.6) 10.9
Normal taxation (2.1) (0.7) (0.7) (8.1) (4.7) (7.1) (6.5) (29.9)
Deferred taxation 13.3 13.2 20.5 (21.3) (5.6) (14.1) 15.2 21.2
Impairment - Beatrix 4 shaft -- -- (61.8) -- -- -- -- (61.8)
Exceptional items 26.9 (0.3) -- -- -- 0.5 9.2 36.3
Profit/(loss) after taxation
63.3 0.8 (51.3) 43.4 34.7 44.1 (2.0) 133.0
Minority shareholders' interest -- -- -- (12.5) (10.0) -- 0.8 (21.7)
Net earnings/(loss)
63.3 0.8 (51.3) 30.9 24.7 44.1 (1.2) 111.3
Balance sheet as at 30 June 2004
Total assets
502.4 519.7 207.6 245.0 79.0 502.8 1,626.6 3,683.1
Total liabilities (excluding deferred
taxation and outside shareholders) 173.6 190.1 125.8 36.1 15.7 82.8 51.4 675.5
- deferred taxation 170.8 161.6 (34.8) 61.6 0.2 59.7 110.4 529.5
Capital expenditure - net (11.1) 49.9 42.6 136.9 3.2 116.0 23.2 360.7

The above is a geographical analysis presented by location of assets US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY Exchange rates applied: Average for the year: US$1 = R6.90 Rate at year end: US$1 = R6.30

Income statement for the year
ended 30 June 2003
Revenue
420.2 380.1 217.6 16.0 179.4 99.5 219.0 -- 1,531.7
Operating costs 267.0 256.9 158.7 12.7 103.5 70.2 138.9 -- 1,008.0
Gold inventory change 4.2 0.5 -- -- 1.8 1.1 (6.5) -- 1.1
Operating profit
148.9 122.7 58.9 3.3 74.1 28.2 86.6 -- 522.7
Amortisation and depreciation 25.0 24.4 9.4 -- 15.6 7.1 56.2 10.1 147.8
Net operating profit
123.9 98.3 49.4 3.3 58.6 21.1 30.4 (10.1) 374.8
Other income/(expenditure) (1.2) 0.6 (0.4) 0.8 0.5 4.1 51.6 (3.8) 52.2
Normal taxation (30.2) (25.9) (0.6) (3.0) (6.7) (3.6) (5.7) (4.6) (80.3)
Deferred taxation (10.6) (5.8) (19.9) -- (17.6) (7.3) (14.7) 6.0 (70.0)
Exceptional items (1.9) (0.9) (0.1) 13.6 (0.1) 0.0 0.9 51.6 63.0
Profit/(loss) after taxation
80.0 66.2 28.4 14.7 34.6 14.2 62.5 39.1 339.7
Minority shareholders' interest -- -- -- -- (10.0) (4.1) -- (0.1) (14.1)
Net earnings/(loss)
80.0 66.2 28.4 14.7 24.6 10.1 62.5 39.0 325.6
Balance sheet as at 30 June 2003
Total assets
427.0 449.2 259.8 2.4 162.0 41.3 399.2 726.1 2,467.0
Total liabilities (excluding deferred
taxation and minority shareholders) 104.2 67.5 26.8 3.9 29.5 15.7 76.0 58.2 381.8
- deferred taxation 176.9 172.4 19.9 -- 40.3 (5.4) 43.4 101.8 549.4
Capital expenditure - net 63.2 46.3 41.2 -- 22.9 1.6 69.4 6.6 251.1

US DOLLAR FIGURES MAY NOT ADD AS THEY ARE ROUNDED INDEPENDENTLY Exchange rates applied: Average for the year: US$1 = R9.07 Rate at year end: US$1 = R7.79

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Operating and financial information by mine
South African operations
Driefontein
Tons
Yield*
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilogram
000'ounces
US$/oz SA Rand Mil.
US$ Mil.
1952-1994 151,090,000 17.7 2,669,887 85,839 n/a n/a n/a
1995 5,310,000 10.5 55,777 1,793 192 n/a n/a
1996 5,023,000 9.5 47,842 1,538 235 n/a n/a
1997 5,093,000 9.0 46,071 1,481 241 441.9 98.0
1998 5,167,000 9.3 47,927 1,541 236 881.8 180.5
1999 5,466,000 8.5 46,487 1,495 199 15.2 2.5
2000 5,608,000 7.8 43,497 1,399 213 229.5 36.2
2001 6,551,000 6.4 42,031 1,351 184 413.0 54.3
2002 6,587,000 6.3 41,263 1,327 158 877.5 87.2
2003 6,370,000 6.0 38,516 1,238 202 725.4 80.0
2004 6,438,000 5.5 35,494 1,141 311 436.7 63.3
Total*
208,703,000
14.9
3,114,792
100,143
*Includes West Driefontein from 1952 and East Driefontein from 1972
Kloof
Tons
Yield*
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilogram
000'ounces
US$/oz SA Rand Mil.
US$ Mil.
1939-1994 191,923,900 9.1 1,755,857 56,450 n/a n/a n/a
1995 5,077,000 9.2 46,673 1,501 260 n/a n/a
1996 4,834,000 8.5 40,970 1,317 302 n/a n/a
1997 4,721,000 8.1 38,187 1,228 308 99.2 21.9
1998 5,180,000 7.7 39,967 1,285 283 (365.4) (75.0)
1999 4,190,000 10.5 43,965 1,414 205 490.6 81.1
2000 3,936,000 11.0 43,394 1,395 214 199.7 31.5
2001 3,932,000 9.6 37,658 1,211 207 222.5
#
29.2
2002 4,657,000 7.4 34,236 1,101 179 601.5 59.8
2003 4,838,000 7.3 35,464 1,140 215 600.7 66.2
2004 4,983,000 6.5 32,273 1,038 341 5.8 0.8
Total*
238,271,900
9.0
2,148,644
69,080
*Includes Venterspost from 1939, Libanon from 1949, Kloof from 1968 and Leeudoorn from 1991 #Includes impairment write-down of R73 million ($9.6 million).
Beatrix (includes Oryx as from F2000)
Tons
Yield*
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilogram
000'ounces
US$/oz SA Rand Mil.
US$ Mil.
1985-1994 19,241,000 6.1 116,895 3,757 n/a n/a n/a
1995 2,219,000 6.2 13,781 443 199 n/a n/a
1996 2,351,000 6.4 15,032 483 208 156.0 41.0
1997 2,492,000 6.1 15,257 491 207 208.9 46.2
1998 2,600,000 5.8 15,104 486 212 163.9 33.5
1999 2,658,000 5.5 14,578 469 195 217.7 36.0
2000 3,466,000 6.1 21,034 676 221 366.6 57.8
2001 3,671,000 5.5 20,126 647 207 (1,432.5)
#
(188.2)
2002 4,115,000 4.9 20,367 655 173 697.7 69.4
2003 4,722,000 4.3 20,488 659 229 257.4 28.4
2004 5,448,000 3.6 19,437 625 356 (353.8) **(51.3)
Total
52,983,000
5.5
292,099
9,391
Beatrix and Oryx became one tax entity as from F2000. * Combined surface underground yield.
#
Includes impairment write-down of R1,558 million ($205 million).
** Includes impairment write-down of R426 million ($62 million).

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Oryx
Tons
Yield
Gold produced
Cash cost
Net earnings
Year to 30 June
Milled
g/ton
Kilogram
000'ounces
US$/oz SA Rand Mil.
US$ Mil.
1985-1994 2,995,000 1.5 4,421 142 n/a n/a n/a
1995 105,000 2.0 212 7 n/a n/a n/a
1996 4,000 2.3 9 0 n/a 0.9 0.2
1997 573,000 3.2 1,808 58 n/a 36.2 8.0
1998 908,000 5.4 4,934 159 n/a 34.5 7.1
1999 1,071,000 6.3 6,798 219 n/a (839.6) (138.8)
Included in Beatrix from F2000.
International operations
Ghana Tarkwa
Net earnings
Tons
Yield
Gold produced
Cash cost
(excluding minorities)
Year to 30 June
Milled
g/ton
Kilogram
000'ounces
US$/oz SA Rand Mil.
US$ Mil.
1994 200,257 6.5 1,294 42 n/a 5.4 1.6
1995 208,252 6.1 1,276 41 326 3.6 1.0
1996 260,698 5.9 1,529 49 311 6.5 1.7
1997 243,352 6.5 1,570 50 320 3.2 0.7
1998 235,000 7.3 1,718 55 286 2.5 0.5
1999 5,024,000 1.3 6,414 206 233 (9.8) (1.6)
2000 8,017,000 1.1 9,195 296 196 (37.6) (5.9)
2001 11,667,000 1.2 13,680 440 155 232.0 30.5
2002 14,914,000 1.1 16,920 544 171 338.2 33.6
2003 15,210,000 1.1 16,792 540 194 313.6 34.6
2004 16,000,000 1.1 17,107 550 230 299.2 43.4
Total
71,979,559
1.2
87,495
2,813
Surface operation from F1999
Damang
Net earnings
Tons
Yield
Gold produced
Cash cost
(excluding minorities)
Year to 30 June
Milled
g/ton
Kilogram
000'ounces
US$/oz SA Rand Mil.
US$ Mil.
#
2002 1,951,000 2.3 4,397 141 200 90.4 8.3
2003 4,877,000 1.9 9,305 299 243 129.1 14.2
2004 5,236,000 1.8 9,589 308 222 239.6 34.7
Total
12,064,000
1.9
23,291
748
#
For the 5 months ended 30 June, since acquisition

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
Operating and financial information by mine
(continued)
Australia St Ives
Yield Gold produced Cash cost Cash cost
Year to 30 June Tons treated g/ton kilogram 000' ounces US$/oz A$/oz
#
2002 3,398,000 3.1 10,602 341 160 302
2003 5,486,000 2.9 15,966 513 188 323
2004 6,744,000 2.5 16,877 543 297 416
Total
15,628,000
2.8
43,445
1,397
#
For the 7 months ended 30 June, since acquisition
Agnew
Yield Gold produced Cash cost Cash cost
Year to 30 June Tons treated g/ton kilogram 000' ounces US$/oz A$/oz
#
2002 682,000 3.8 2,569 83 232 434
2003 1,268,000 3.5 4,466 144 255 437
2004 1,179,000 5.3 6,267 202 226 317
Total
3,129,000
4.3
13,302
429
#
For the 7 months ended 30 June, since acquisition
St Ives/Agnew
Net earnings
Year to 30 June SA Rand Mil. US$ Mil. A$ Mil.
#
2002 556.6 50.2 94.7
2003 567.3 62.5 107.2
2004 304.5 44.1 61.9
#
For the 7 months ended 30 June, since acquisition

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Shareholders' information
Analysis of shareholders' information at 30 June 2004
Number of % of total Number of % of shares
Size of holding shareholders shareholders shares issued
1 - 10 000 21,870 95.79
12,331,637 2.51
10 001 - 100 000 718 3.14
24,482,308 4.98
100 001 - 1 000 000 198 0.87
48,273,950
9.82
1 000 001 + 46 0.20
406,404,625
82.69
Total
22,832
100
491,492,520
100
Diary
Financial year-end 30 June
Annual general meeting 16 November 2004
Quarterly reports January, May, August, November
Interim dividend paid 23 February 2004
Final dividend paid 23 August 2004
Shareholder spread and beneficial ownership as at 30 June 2004
To the best knowledge of the directors and after reasonable enquiry, the spread of shareholders and those shareholders beneficially holding, directly or indirectly, in excess of 3 per cent of the issued shares was as follows:
Number of shares Percentage holding

OJSC MMC Norilsk Nickel
Bank of New York Unrestricted Depository Receipts
Old Mutual Group
Public Investment Commissioner
Other Shareholders
Directors

98,467,758
91,793,547
28,533,186
  24,073,965
248,274,078
349,986
20.0
18.7
5.8
  4.9
50.5
0.1

Gold Fields Limited Annual Report 2004

Gold Fields Limited Annual Report 2004
South African Mining Charter scoreboard index
Page
Reference
Human resource development
56
Employment equity
57
Migrant labour
59
Housing and living conditions
59
Mine community and rural development
62
Beneficiation
73
Procurement
74
Ownership and joint ventures
100

Bureau Veritas

Region of Southern and East Africa.

Gold Fields Limited Annual Report 2004
Gold Fields Limited Annual Report 2004

Independent review statement
To: the management of Gold Fields Limited
Introduction:

Bureau Veritas has been engaged by Gold Fields Limited ("Gold Fields") to conduct an independent performance data review of this Gold Fields Annual Report 2004 ("the Report"), for the reporting period 1 July 2003 to 31 June 200s4. The preparation of the Report izs the responsibility of the management of Gold Fields.

Scope of work

The scope of the work entailed a review of the data reported for the safety, health, environmental and community aspects and performance for operations and activities in South Africa and a limited overview of data for Gold Fields International operations and activities, located on page 48 to page 75 of the Report. Excluded from the scope of our work is assurance against information relating to: • Activities outside the defined assurance period • All data relating to financial, production and operational performance • Positional statements (expression of opinion, belief or future intention provided by Gold Fields) and statements of commitment

Basis for review:

The reporting structure is based on the Global Reporting Initiative (GRI) and Gold Fields is reporting herein against a number of its core and additional performance indicators. Our opinion is formed on the strength of available information, observation and discussions with Gold Field's management and operational staff during office and site visits. between the 6th and the 17th September 2004. The work above was planned and carried out to provide a minimum level of assurance and we believe it provides a reasonable basis for our conclusions.

Opinion
In our opinion, the Report:
• information that is subject to independent Bureau Veritas review and conveyed in the Report is reliable and free from significant error or bias;
• provides a reasonable basis for the process of benchmarking against certain of the Global Reporting Initiative core indicators;
• clearly describes the commitment to and achievement of, objectives and targets on a on-going basis; and
• has been corrected for mistakes and inaccuracies identified through the assurance process with a positive view to providing best available information.
Considerations and limitations
• A sample of approximately 50 per cent of the core and additional performance indicators from the Global Reporting Initiatives
Guidelines 2002, and a limited sample of the case studies included in the Report was possible due to review time limitations; and
• We have audited source data wherever possible; where this has not been possible we have ensured that the data has been accurately transposed into the report.
Therefore this independent assurance report should not be relied upon to detect all errors, omissions or misinterpretations in the Report, nor can it guarantee the quality of environmental and social management systems and processes.

Gold Fields Limited Annual Report 2004

Global Reporting Initiative
Gold Fields has adopted the Global Reporting Initiative guidelines as a basis for the compilation of its F2004 sustainable development indicators.
Indicator
Page
reference
Economic
EC1. Net sales 73
EC2. Geographic breakdown of markets
EC5. Cost of materials purchased 73 and 76
EC6. Distributions to providers of capital 76 and 114
EC7. Increase/decrease in retained earnings 114
EC8. Total sum of taxes 73
EC9. Subsidies received n/a
EC10. Community donations 63
Environmental
EN3. Direct energy use 70
EN5. Total water use 68
EN9. Use and emission of ozone depleting substances 69 and 71
EN11. Total amount of waste 70
EN12. Effluent discharges to water 69
EN13. Significant spills 68
EN16. Incidents of fines of non-compliance none recorded
EN23. Total amount of land owned 69
EN25. Impact of activities on sensitive areas 65
Social
LA1. Breakdown of workforce 56
LA3. Employees represented by independent labour unions and associations 58
LA4. Consultation policy/procedures 57
LA5. Recording occupational accidents and diseases 52
LA6. Description of formal joint health and safety committees 51
LA7. Lost day injuries and fatalities 52
LA8. Policies/programmes on HIV/Aids 60 and 61
LA10. Equal opportunity policies/programmes 58
LA11. Composition of senior management 58 and 11
LA12. Employee benefits 76 and 110
LA13. Formal worker representation 58
LA14. Compliance with ILO guidelines 53
LA16. Programmes to monitor career endings 57
LA17. Programmes for skills management 56

Creating Sustainable Growth
Gold Fields Limited
Notice of meeting

Gold Fields Limited Annual Report 2004

Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road, Parktown,
Johannesburg, on Tuesday, 16 November 2004 at 09:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings
Requirements of the JSE Securities Exchange South Africa and other stock exchanges on which the company's ordinary shares are listed.
Ordinary resolution number 1
Adoption of financial statements
"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 30 June 2004, be received and adopted."
Ordinary resolution number 2
Re-election of director
"Resolved that Mr K Ansah who was appointed to the board on 2 April 2004 and who retires in terms of the Articles of Association, and who is eligible and available for re-election is hereby re-elected as a director of the company."
Ordinary resolution number 3
Re-election of director
"Resolved that Mr G R Parker who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."
Ordinary resolution number 4
Re-election of director
"Resolved that Mr T M G Sexwale who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."
Ordinary resolution number 5
Re-election of director
"Resolved that Mr C M T Thompson who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-elected as a director of the company."
Ordinary resolution number 6
Re-election of director
"Resolved that Dr P J Ryan who retires in terms of the Articles of Association, and who is eligible and available for re-election, is hereby re-
elected as a director of the company."
Ordinary resolution number 7
Placement of shares under the control of the directors
"Resolved that, the entire authorised but unissued share capital of the company from time to time be placed under the control of the directors of the company, after setting aside so many shares as may be required to be allotted and issued by the company in terms of the
GF Management Incentive Scheme and the GF Non-executive Director Share Plan, until the next annual general meeting with the authority to allot and issue all or part thereof in their discretion, subject to section 221 and 222 of the Companies Act, 61 of 1973, as amended and the listings requirements of the JSE Securities Exchange South Africa."
Notice of meeting

Gold Fields Limited Annual Report 2004
Notice of meeting
(continued)
Ordinary resolution number 8
Issuing shares for cash
"Resolved that, pursuant to the Articles of Association of the company, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (fifteen) months of the date of this meeting), to allot and issue ordinary shares for cash subject to the listings requirements of the JSE Securities Exchange South Africa ("JSE") and subject to the
Companies Act, 61 of 1973, as amended on the following basis:
(a)   the allotment and issue of ordinary shares for cash shall be made only to persons qualifying as public shareholders as defined in the listings requirements of the JSE and not to related parties;
(b)   the number of ordinary shares issued for cash from time to time shall not in the aggregate in any one financial year of the company exceed 15 per cent (fifteen per cent) of the company's issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of the application, less any ordinary shares issued by the company during the current financial year, provided that any ordinary shares to be issued for cash pursuant to a rights issue
(announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application;
(c)   the maximum discount at which ordinary shares may be issued for cash is 10 per cent (ten per cent) of the weighted average traded price on the JSE of those ordinary shares over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors of the company; and
(d)   after the company has issued shares for cash which represent, on a cumulative basis within a financial year, 5 per cent (five per cent)
or more of the number of shares in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company."
In terms of the listings requirements of the JSE, a 75% majority is required of votes cast by the shareholders present or represented by proxy at the general meeting convened to approve the above resolution regarding the waiver of pre-emptive rights.
Ordinary resolution number 9
Increase of Directors' Fees
"Resolved that the following remuneration shall be payable to directors of the company with effect from 1 January 2005:
Annual retainer for:
• The Chairman of the Board R1 000 000
• Each Chairman of the respective Board Committees R80 000
Annual retainer for each of the other members (excluding the Chairman of the Board) of:
• The Board R100 000
• The Nominating and Governance Committee, the Compensation Committee and the
Health, Safety and Environment Committee R40 000
• The Audit Committee R56 000
Meeting Attendance Fees payable to directors (excluding the Chairman of the Board) for attending:
• Board Meetings R8 125 per meeting
• Board Committee Meetings R4 875 per meeting
Travel Allowance payable to directors who travel
internationally to attend meetings US$4 000 per international trip required."

Gold Fields Limited Annual Report 2004

Explanatory note on Resolution number 9
This resolution is proposed in order to ensure that the Directors' remuneration, which was last reviewed in 2002, remains competitive.
The figures proposed are recommended for approval following a review conducted for the Board by Towers Perrin of the latest trends in board remuneration in the light of increased burdens being placed on directors, inter alia, by the demands of higher corporate governance.
In regard to the Chairman, it is proposed to replace the current retainer and meeting attendance fees, amounting to R649 900 in the last financial year, with a single composite fee of R1 000 000 in consideration for the time he is expected to spend in the fulfillment of his duties as Chairman of the Board.
It is proposed to increase the retainer payable to each Board member, excluding the Chairman of the Board, from R65 000 per annum to R100 000. In the case of Committee retainers, it is proposed to increase the retainer payable to each member of the Nominating and
Governance Committee, the Compensation Committee and the Health, Safety and Environment Committee, excluding the respective
Chairmen of such committees, from R 26 000 to R 40 000 per annum. Consistent with emerging international practices it is proposed that membership of the Audit Committee attracts a premium and it is proposed to increase the retainer payable to each member of the Audit
Committee, excluding the chairman of this committee, from R26 000 to R56 000. Chairmanship of the Board committees carries with it additional responsibilities and it is proposed to increase the retainer payable to each chairman of the respective Board Committees from
R52 000 to R80 000.
While international best practice is starting to move away from the practice of paying meeting attendance fees, it is the view of the
Board that such fees still have merit and, given their modest levels, it is intended to retain them rather than further increase the retainers. It is proposed to increase both the Board and Committee meeting attendance fees payable to each director for attending such meetings by 25% to R 8 125 and R 4 875 respectively per meeting attended.
Given the international character of the Board, it is proposed to adopt the international practice of paying Board members, who travel internationally to attend meetings, a travel allowance of US$4 000 per meeting attended by them in compensation of the time spent in getting to the meeting.
Ordinary resolution number 10
Special retainer for current Chairman of the Board
"Resolved that a composite retainer of R1 167 000 be paid to CMT Thompson for the period from 1 March 2004 to 31 December 2004."
Explanatory note on Resolution number 10
This resolution is proposed in order to recognize the considerable time devoted by Mr CMT Thompson in discharging his duties as
Chairman of the Board in the creation of Gold Fields International and other internationalization initiatives for the period 1 March to
31 December 2004.
Special resolution number 1
Acquisition of company's own shares
"Resolved that the directors be authorised to approve:
• the repurchase by the company of its own shares;
• any of the company's subsidiaries acquiring shares in the company or any holding company of the company, and
• the purchase of shares by the company in any holding company of the company;
Notice of meeting

Gold Fields Limited Annual Report 2004
Provided that:
• the general authority shall be valid until the next annual general meeting or for 15 months from the date of this resolution, whichever period is shorter;
• the general authority shall not, in the aggregate in any one financial year exceed 20 per cent of the relevant company's issued share capital of that class in any one financial year; and
• repurchases may not be made at a price greater than 10 per cent above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected."
Explanatory note on special resolution number 1
The special resolution is proposed to enable the directors, up to and including the date of the following annual general meeting, to approve the purchase of its own shares by the company, for any of the company's subsidiaries to acquire shares in the company or any holding company of the company and the purchase of shares by the company in any holding company of the company, provided that the general authority shall not extend beyond 15 months from the date of this resolution, the general authority to purchase be limited to a maximum of 20 per cent of the relevant company's issued share capital of that class and purchases will not be made at a price more than 10 per cent above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected.
The effect of the special resolution will be that the directors, will, up to and including the date of the following annual general meeting, be entitled to approve the purchase by the company of its own shares, any of the company's subsidiaries will be able to acquire shares in the company or any holding company of the company's and the purchase of shares by the company in any holding company of the company, provided that the general authority shall not extend beyond 15 months from the date of this resolution, the general authority to purchase be limited to a maximum of 20% per cent of the relevant company's issued share capital of that class and purchases will not be made at a price more than 10 per cent above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected.
It is the intention of the board of directors that they may use such authority should prevailing circumstances, including, inter alia, market conditions, in their opinion warrant it. This opinion, in considering the effect of such acquisition of shares, will ensure for a period of 12 months after the date of the notice of the annual general meeting;
• the company and the group will be able, in the ordinary course of business, to pay its debts;
• the consolidated assets of the company and the group, fairly valued will be in excess of the consolidated liabilities of the company and the group;
• the company and the group will have adequate capital and reserves;
• the working capital of the company and the group will be adequate for at least 12 months' operations.
Special resolution number 2
Amendment of the company's Articles of Association
"Resolved that Article 33 of the Articles of Association of the Company is hereby deleted in its entirety and replaced with a new
Article 33 which reads as follows:
"33. Indemnity
Subject to the provisions of the Statutes:
33.1   every director, manager, secretary and officer of the Company shall be indemnified by the Company out of the funds of the
Company against all liabilities incurred by him as such director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under
Section 248 of the Companies Act in which relief is granted to him by the court or arising out of any matter in respect of which an indemnity is granted or an exemption from liability recorded in terms of this Article 33;
Notice of meeting

Gold Fields Limited Annual Report 2004

33.2   every person to whom 33.1 above applies, shall be indemnified by the Company against and it shall be the duty of the directors out of the funds of the Company to pay all costs, losses and expenses which any such person may incur or become liable to by reason solely of his holding office as a director or by reason of any contract entered into or act or deed done by him as such director, secretary, manager or officer of the Company or in any way in the discharge of his duties, unless such liability arises due to his own negligence or dishonesty;
33.3    no director, manager, secretary or officer or a servant of the Company shall be liable for the acts, receipts, negligence or defaults of any other director, manager, secretary or officer or servant or for joining in any receipt or other act of conformity, or for loss or expense incurred by the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for the Company, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or delict of any person with whom any monies, securities or effects shall be deposited, or for any loss or damage occasioned by any error of judgement or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of his duties of office or in relation thereto or attaching in any way to the holding of office as a director, manager, secretary or officer of the Company, unless the same arises due to his own negligence or dishonesty.".
Explanatory note on special resolution number 2
The special resolution is proposed in order to indemnify each director, manager, secretary and officer of the Company ("the Indemnified
Persons") against any liability which they may incur in defending proceedings where judgement is given in their favour, they are acquitted of the charges against them, the proceedings are abandoned, or the court concludes that the director or officer acted honestly and reasonably under the circumstances. The special resolution is further proposed to indemnify the Indemnified Persons against and exempt them from losses arising out of strict liability.
The effect of the special resolution will be that the Articles of Association of the Company will provide that the Company will indemnify the Indemnified Persons against any liability which they may incur in defending proceedings where judgement is given in their favour, they are acquitted of the charges against them, the proceedings are abandoned, or the court concludes that the director or officer acted honestly and reasonably under the circumstances, as well as indemnifying the Indemnified Persons against and exempt them from losses arising out of strict liability.
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered office, or the London secretaries, or the Johannesburg or
London transfer office of the company at least 24 hours before the time of the meeting.
By order of the directors
C Farrel
Corporate Secretary
Johannesburg 17 September 2004
Notice of meeting

Gold Fields Limited Annual Report 2004

Proxy form
I/we (Name in block letters)
of (Address in block letters)
being a shareholder(s) of Gold Fields Limited
hereby appoint of
or, failing him/her of
or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Tuesday, 16 November, 2004 at 09:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:
For Against Abstain
Ordinary resolution number 1
Adoption of financial statements
Ordinary resolution number 2
Re-election of Mr K Ansah as a director
Ordinary resolution number 3
Re-election of Mr G R Parker as a director
Ordinary resolution number 4
Re-election of Mr T M G Sexwale as a director
Ordinary resolution number 5
Re-election of Mr C M T Thompson as a director
Ordinary resolution number 6
Re-election of Dr P J Ryan as a director
Ordinary resolution number 7
Placement of shares under the control of the directors
Ordinary resolution number 8
Issuing shares for cash
Ordinary resolution number 9
Increase of directors' fees
Ordinary resolution number 10
Special retainer for current Chairman on Board
Special resolution number 1
Acquisition of company's own shares
Special resolution number 2
Amendment of company's Articles of Association
A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Please indicate with an "X" in the appropriate spaces above how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his discretion.
Signed at on 2004
Name in block letters
Signature
Assisted by me (where applicable)
This proxy form is not for use by holder of American Depositary Receipts issued by the Bank of New York

Gold Fields Limited Annual Report 2004

Proxy form

(continued)

Notes

1.   A form of proxy is only to be completed by those

shareholders who are:

-

holding shares in certified form; or

-

recorded on sub-register electronic form in "own name".

2.   All other beneficial owners who have dematerialised

their shares through a Central Securities Depository Participant ("CSDP") or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

3.   A signatory/ies to the Proxy Form may insert the

name of a proxy or the name of an alternative proxy in the blank spaces provided with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the signatory/ies. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person at the meeting whose name appears first on the list of names above, shall be the validly appointed proxy for the shareholder at the meeting.

4.   A shareholders' instructions to the proxy must be

indicated in the appropriate blocks provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy or to cast all those votes in the same way, but the total of that shareholders' votes cast and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the meeting as such proxy deems fit in respect of all that shareholders' votes exercisable at that meeting.

5.   Any alteration or correction made to this Proxy Form

must be initialled by the signatory/ies.

6. Documentary evidence establishing the authority

of a person signing this Proxy Form in a responsible capacity must be attached to this Proxy Form unless previously recorded by the company.

7. When there are joint holders of shares, any one

holder may sign the Proxy Form.

8. A married woman still subject to her husband's

marital power must be assisted by him (if applicable).

9. The completion and lodging of this Proxy Form will not

preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

10. Completed Proxy Forms should be returned to the

registered offices in Johannesburg or in London or one of the transfer offices of the company at either of the addresses given below by no later than 09:00 local time (in the country concerned) on Friday, 12 November 2004.

Transfer offices
South Africa
Computershare Investor Services 2004 (Proprietary)
Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370-5000
Fax: (+27)(11) 370-5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: +44 20 8639 2000
Fax: +44 20 8658 3430

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 11 October 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President:
Investor
Relations and Corporate Affairs